
GOODYEAR
N10A

THE GOODYEAR TIRE & RUBBER COMPANY | 2011 ANNUAL REPORT

Goodyear is one of the world's leading tire companies, with operations in most regions of the world. Together with its U.S. and international subsidiaries and joint ventures, Goodyear develops, manufactures, markets and distributes tires for most applications. It also manufactures and markets rubber-related chemicals for various applications. Goodyear is one of the world's largest operators of commercial truck service and tire retreading centers. In addition, it operates approximately 1,400 tire and auto service center outlets where it offers its products for retail sale and provides automotive repair and other services. Goodyear manufactures its products in 53 facilities in 22 countries. It has marketing operations in almost every country around the world.

ON THE COVER:

Even in a complex media and marketing environment, the world-famous Goodyear blimp stands apart as it carries the company's brand to millions of people each year. Whether flying cross-country or providing an aerial camera platform from events ranging to championship football games to space shuttle launches, the Goodyear blimp is synonymous with big events. Today, Goodyear operates three airships in the United States. Goodyear blimps have also flown in Europe, South America and China. Beginning in 2013, Goodyear will begin upgrading its U.S. fleet with innovative new airships that will be built at the company's Wingfoot Lake Airship Hangar near Akron, Ohio.

THE GOODYEAR TIRE & RUBBER COMPANY

1144 East Market Street

Akron, Ohio 44316-0001

www.goodyear.com

FINANCIAL OVERVIEW

(Dollars in millions, except per share)	YEAR ENDED DEC. 31 2011	2010
Net Sales	$ 22,767	$ 18,832
Total Segment Operating Income	1,368	917
Goodyear Net Income (Loss)	343	(216)
Less Preferred Stock Dividends	22	—
Goodyear Net Income (Loss) available to Common Shareholders	321	(216)
– Per diluted share	1.26	(0.89)
Total Assets	$ 17,629	$ 15,630
Total Debt*	5,201	4,745
Goodyear Shareholders' Equity	749	644
Total Shareholders' Equity	1,017	921
Debt to Debt and Equity	83.6%	83.7%
Weighted Average Shares Outstanding – basic	244	242
Weighted Average Shares Outstanding – diluted	271	242
Number of Associates	73,000	72,000
Price range of common stock: – high	$ 18.83	$ 16.39
– low	8.53	9.10

* *Total debt includes Notes payable and overdrafts, Long term debt and capital leases due within one year, and Long term debt and capital leases.*

CONTENTS

This Annual Report contains a number of forward-looking statements.
For more information, please see pages 33-34.

TO OUR SHAREHOLDERS,

s we reflect on 2011, we see a year that is unique in Goodyear's history because of our record results. But while our record earnings were gratifying, the year was defined by the strategy we declared for the future. We made it clear that our strategy is not designed to produce short-term success, but to put us on track to achieve a far greater objective: creating long-term economic value.

Also over the past 12 months, we took significant steps to further engage internal and external Goodyear stakeholders, from associates to investors, in the elements of our path forward. In March, we made a presentation to investors containing two important elements. The first element was our Strategy Roadmap, defining our key strategies, critical areas of execution, and long-term objectives. The second component was describing the seven "MegaTrends" that are shaping the tire industry over the next decade.

Both elements provide clearer understanding of how the industry is growing, changing and evolving, and how we believe our strategic focus gives Goodyear a competitive advantage in that context. We made our goals—and our path to reach them—clear, and hold ourselves accountable.

I am pleased that we delivered record results in 2011 in both sales and segment operating income. Our $1.4 billion of full-year segment operating income is nearly 50% more than 2010 and more than 10% higher than our previous record. What is most gratifying, however, is that these results were achieved amidst an uncertain global economic climate.

For the year, our price/mix performance drove revenue per tire, excluding the impact of foreign currency translation, up 17% from a year ago. Our price/mix strategy was critical to our ability to offset record high raw material costs and the success of that strategy continued through the end of the year. In addition:

- Record segment operating income reflected record sales in all four of the company's business units, despite economic softness;
- Annual sales were a record $22.8 billion, up 21% from $18.8 billion in 2010;
- Compared to the prior year, 2011 segment operating income benefitted from $2.4 billion in improved price/mix, which more than offset $2 billion in higher raw material costs;
- Over the past two years, we have generated cost savings of $748 million and remain on track to deliver $1 billion of savings for the three year period ending in 2012;
- And North American Tire continued on its path, delivering $276 million in segment operating income, its highest earnings since 2000.

I am very pleased with our 2011 results, but I am even more gratified that our performance is further validation of our Strategy Roadmap, the foundation of which is defined by three **Key Strategies**:

Return North American Tire to profitability—Though the tire industry is cyclical, delivering a return of 5% earnings-to-sales is our guidepost for the long term. In 2011, we made a progress leap, with a level of earnings we have not attained in more than a decade. In the future, the industry will still experience cycles, but this target keeps us focused on sustainable profitability in North America.

Win in China—We must capitalize on the enormous opportunity in this high-growth and high-volume region. Over the past year, we continued to see the Goodyear brand grow at twice the pace of the industry in China. Our new factory in Pulandian, China will serve the strong and growing demand for high-value-added Goodyear tires in the region.

Continue our success in EMEA and Latin America—Historically, our brands have been very strong in these locations, and that strength must continue. We continued our brand and product leadership in the European market—winning awards and magazine tests throughout the year—and returned record earnings. While many of the regional economies in Latin America were beset by on-going instability, we continue to manage our business for the volatility and are investing for growth.

As you would expect, our Strategy Roadmap leads to a specific destination. We define our destination as "creating sustainable economic value" by being:

- **First with customers**—We will have the best products and the best supply chain to serve our customers and help them grow their businesses. Around the world, we will invest in making more of the high-value tires that our customers want to sell and end-users want to buy. To be the supplier of choice, we will continue to innovate and produce more award-winning tires. We will become more efficient in all areas of our supply chain to help customers win in their markets.
- The leader in our **targeted market segments**—We will have the right brands, channels and customers selling premium products. Our focus is on growing profitably, not growing volume for volume's sake. We will focus on segments, geographies, customers and channels that offer the highest long-term profit potential. Our targeted segments will be those in which Goodyear's innovation and technology differentiates our products from the competition.
- The **innovation** leader—We are setting the pace for innovation in our industry. We will stay on the leading edge with the best products, processes and people. Our commitment to innovation will not waver.
- And we will be **competitively advantaged** in everything we do—We must set the industry standard in products, marketing, supply chain, and manufacturing. We must be operationally excellent and create an on-going competitive advantage with repeatable, efficient, and standardized processes that provide more of the right tires to our customers.

As a result, we will be profitable through economic cycles, we will deliver positive cash flow, and ultimately we will return to an investment grade balance sheet. But more than that, Goodyear will be the company that everyone wants to do business with—customers, consumers, associates, and investors.

We believe our strategies and momentum support achieving that goal. I am confident that we are on the way to creating sustainable value. While we acknowledge external economic events, we are committed to our path.



RICHARD J. KRAMER
CHAIRMAN,
CHIEF EXECUTIVE OFFICER & PRESIDENT

We must continue to execute our plan and manage the risks we face. Our results this year reflect how we responded to the risks I described in last year's letter. We had a high level of success offsetting record raw material costs and driving innovation. We made steady progress in strengthening our supply chain.

Much of our confidence is rooted in the alignment of our Strategy Roadmap to the seven MegaTrends that will shape the tire industry over the next five to 10 years. These trends favor our technical capabilities, our global reach, and our market-back thinking, all of which, together, provide us with a competitive advantage.

The seven MegaTrends are:

1. **Growth in emerging markets**, representing significant opportunity in the tire industry. We are already focused on winning in China and are positioned to take advantage of growth in India, Latin America, Eastern Europe and other growing markets. The rapid growth of a consuming middle class and the ability to buy more cars and light trucks for personal use characterize each of these markets.
2. **Developed markets retain their strength** because of their changing mix toward higher technology tires, offering significant growth and a chance to differentiate products and brands. This trend aligns with our focus on targeted market segments.

3. **Higher value, more complex tires will be more prevalent in the mid-tier vehicle segment.** Vehicle manufacturers around the world are increasing the number of high-value tires across all their offerings. Increased technology and innovative features are now standard in virtually all new vehicles, and tires are no exception. High-value products such as the Goodyear Assurance FuelMax tire are already growing in popularity on many of the high-volume OE fitments.
4. **The "green" trend is here to stay.** An emphasis on increased fuel efficiency is an outgrowth of worldwide environmental awareness. Our global innovation and industry leadership in fuel efficient products gives us an advantage in this trend.
5. Standardized **tire performance labeling** becomes a reality in Europe later this year, and the rest of the world is not far behind. We are accelerating our product development to meet or exceed the labeling standards...another competitive advantage for Goodyear.
6. **The use of the internet will continue to grow in its impact on the tire industry.** Many tire purchases begin with research and comparison online. Our global objective is to use the internet as a bridge, taking consumers from shopping for tires and quickly leading them to one of our retailers to buy Goodyear products. This is another example of working from the market back, satisfying the needs of consumers and helping our customers grow their businesses.
7. The **changes in the tire industry are evolutionary... not revolutionary.** It is vital for us to see with predictability the technologies that are likely to affect us...and direct our investments toward them. Though the tire industry goes through up and down cycles, the increasing number of vehicles being driven around the world means that a quick, drastic shift in the industry is unlikely. In this environment, we manage our investments to both maximize returns and execute our strategy.

These are the most important trends in the tire industry, ones that have been building momentum over the past decade and will shape it over the decade to come. They represent exciting opportunities for us to differentiate Goodyear from our competition. They are real, they are powerful, and they favor Goodyear because our strategy is in alignment with the future of the global tire business.

In this letter a year ago, I shared my belief that there's never been a better time to be in the tire industry. With our full commitment to a strategy that is already working and positioned to take advantage of the opportunities in the future, I believe there is no better time to be part of Goodyear. We have seen the difference that our innovation makes. We are well positioned for growth in the parts of the world that are expanding most rapidly. And we have a team of leaders that will help us build new capabilities and industry defining operations excellence.

I have always been optimistic and confident about our company and remain so today. But more than that, I am truly excited about what's ahead and what's possible. Yes, the environment around us will constantly change and there will be continued uncertainty around the world. Even so, those challenges will present opportunities to continue to distinguish Goodyear in the global tire industry.

I am proud of how far we have come, pleased with where we are, and inspired about what's ahead. I assure you that we will pursue the future with energy and passion and I look forward to having you with us.

Respectfully submitted,

Richard J. Kramer
CHAIRMAN, CHIEF EXECUTIVE OFFICER & PRESIDENT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

The Goodyear Tire & Rubber Company (the "Company") is one of the world's leading manufacturers of tires, with one of the most recognizable brand names in the world and operations in most regions of the world. We have a broad global footprint with 53 manufacturing facilities in 22 countries, including the United States. We operate our business through four operating segments representing our regional tire businesses: North American Tire; Europe, Middle East and Africa Tire ("EMEA"); Latin American Tire; and Asia Pacific Tire. The terms "Goodyear," "Company" and "we," "us" or "our" wherever used herein refer to the Company together with all of its consolidated U.S. and foreign subsidiary companies, unless the context indicates to the contrary.

We experienced uneven industry conditions in 2011 as the economic recovery in developed markets was impacted by uncertainty surrounding debt issues in Europe and the United States and continued high levels of unemployment, which had a negative impact on overall economic conditions and customer and consumer confidence. In emerging markets, high inflation and interest rates also contributed to uneven industry conditions. Our tire unit shipments in 2011 were essentially flat compared to 2010, and global tire industry demand continues to be difficult to predict. In addition, our raw material costs rose by approximately 30% in 2011 compared to 2010.

We acted to address the uncertain economic environment and the challenges described above by implementing strategic initiatives aimed at permitting us to emerge stronger in the future. Under those strategic initiatives we planned to:

- Continue to focus on consumer-driven product development;
- Take a selective approach to the market, targeting profitable segments where we have competitive advantages;
- Focus on price and product mix improvements to address rising raw material costs;
- Achieve cost reductions of $1.0 billion over three years from 2010 to 2012;
- Improve our manufacturing efficiency, including recovering unabsorbed fixed costs incurred during the recession;
- Focus on cash flow to provide funding for investments in future growth; and
- Create an advantaged supply chain focused on optimizing inventory levels and further improving customer service.

In spite of the macroeconomic and industry-specific challenges we faced, we produced record net sales and segment operating income in 2011. During 2011, improved price and product mix of nearly $2.4 billion more than offset the impact of unprecedented raw material cost increases of nearly $2.0 billion on segment operating income, exclusive of approximately $177 million of raw material cost savings included in our cost savings plan described below. Price and product mix also drove a 17% improvement in revenue per tire, excluding the impact of foreign currency translation, in 2011 compared to 2010, reflecting our continued focus on driving improved price and product mix through innovative product offerings in targeted market segments.

In 2011, we realized approximately $281 million of cost savings, bringing the total cost savings for 2010 and 2011 to approximately $748 million. Our cost savings plan includes savings from continuous improvement initiatives, including net savings under our United Steelworkers contract, increased low-cost country sourcing, and initiatives to reduce raw material costs and selling, administrative and general expense. We also recovered approximately $195 million of under-absorbed fixed overhead costs in 2011 compared to 2010. Other key strategic achievements include:

- Continued progress on actions to reduce our high-cost manufacturing capacity, including the closure of our factory in Union City, Tennessee in July 2011;

- Initiated production of tires at our new factory in Pulandian, China; and
- Continued improvements in working capital efficiency, measured as a percent of sales.

For the year ended December 31, 2011, Goodyear net income was $343 million, compared to a Goodyear net loss of $216 million in 2010, and Goodyear net income available to common shareholders was $321 million, compared to a Goodyear net loss available to common shareholders of $216 million in 2010. Our total segment operating income for 2011 was $1,368 million, compared to $917 million in 2010. The increase in segment operating income was due primarily to strong price and product mix which more than offset raw material costs, a significant decrease in under-absorbed fixed overhead costs due to increased production volumes, and favorable foreign currency translation. See "Results of Operations — Segment Information" for additional information.

Net sales were $22.8 billion in 2011, compared to $18.8 billion in 2010. Net sales increased due to improved price and product mix, an increase in other tire-related businesses, primarily in North American Tire's third party sales of chemical products, and favorable foreign currency translation, primarily in EMEA and Asia Pacific Tire.

Pension and Benefit Plans

During 2011, our U.S. pension plans experienced actuarial losses from decreases in discount rates, which increased plan obligations by $452 million. In addition, the actual return on plan assets for our U.S. pension fund in 2011 was $283 million less than the expected return. These results increased actuarial net losses included in Accumulated Other Comprehensive Loss ("AOCL") by $735 million. As a result, annual U.S. net periodic pension cost will increase to approximately $200 million to $225 million in 2012 from $175 million in 2011, due primarily to amortization of higher net actuarial losses from AOCL.

Liquidity

At December 31, 2011, we had $2,772 million in Cash and cash equivalents as well as $2,544 million of unused availability under our various credit agreements, compared to $2,005 million and $2,475 million, respectively, at December 31, 2010. Cash and cash equivalents were favorably affected by the improvement in earnings compared to 2010, the net proceeds from the issuance of our mandatory convertible preferred stock of $484 million, and the issuance of €250 million aggregate principal amount of 6.75% senior notes due 2019. Partially offsetting these increases in Cash and cash equivalents were capital expenditures of $1,043 million, the redemption of $350 million of our 10.5% senior notes due 2016, and working capital expenditures of $650 million.

We believe that our liquidity position is adequate to fund our operating and investing needs in 2012 and to provide us with flexibility to respond to further changes in the business environment.

New Products

In 2011, we successfully launched our new Goodyear Assurance TripleTred All-Season, Goodyear Ultra Grip Ice WRT and Kelly Safari ATR tire lines in North American Tire. We also successfully launched nine new tire and retread product lines in our commercial truck tire business with three of those lines featuring SmartWay (fuel efficiency) certification and/or Duraseal Technology. At our North American Tire dealer conference in early 2012, we introduced several key products, most notably the Goodyear Assurance CS TripleTred All-Season and the Eagle F1 Asymmetric All-Season tires. Additionally, we are adding key sizes of new consumer products launched in recent years.

In EMEA, we launched the new Eagle F1 Asymmetric 2 summer ultra high performance tire and the Goodyear Ultra Grip 8 and Dunlop Winter Sport 4D winter tires. We have also strengthened our Max Technology commercial tire line up with a new regional haul trailer tire, RHTII, and a new line of higher load range tires that offer increased load capacity. In addition, we have upgraded our Fuel Max line with our LHS II + and LHD II + tires.

In Latin American Tire, we successfully launched the Wrangler MT/R with Kevlar tire in the consumer market. We also launched several products using Fuel Max Technology in the commercial market, as well as expanded our commercial product lines by adding key sizes of new commercial products launched in recent years.

In Asia Pacific Tire, we launched two of our leading ultra high performance tires, the Goodyear Eagle F1 Asymmetric 2 for luxury sports performance vehicles and the Goodyear Eagle F1 Directional 5 for mid-range sports performance vehicles. Both of these Goodyear Eagle products are successors to previous award-winning ultra high performance tires and provide superior braking and handling capabilities.

Outlook

In 2012, we expect to continue to face challenges related to uneven tire industry growth and the actions we are taking globally to improve our manufacturing footprint.

We expect long-term growth in the global tire industry to continue, but at a slower pace near-term than previously forecast due to continued economic weakness in several parts of the world, most notably in Europe. We expect that our full-year tire unit volume for 2012 will be essentially flat with 2011. For the full year of 2012 in North America, we expect consumer replacement to be flat to down 2%, consumer original equipment to be flat to up 3%, commercial replacement to be up between 2% and 6% and commercial original equipment to be up between 10% and 15%. For the full year in Europe, the consumer replacement industry is expected to be flat to down 2%, consumer original equipment to be down between 5% and 9%, commercial replacement to be down between 3% and 8% and commercial original equipment to be down between 20% and 25%.

We expect our raw material costs in the first quarter of 2012 to increase 20% to 25% when compared with the first quarter of 2011. Smaller increases are expected for the second quarter of 2012 compared with the second quarter of 2011. For the second half of 2012, we expect raw material costs to decrease compared with the second half of 2011. For the full year of 2012, we expect our raw material costs will increase approximately 5% compared with 2011. However, natural and synthetic rubber prices and other commodity prices have experienced significant volatility, and this estimate could change significantly based on fluctuations in the cost of these and other key raw materials. In order to mitigate some of the impact of rising raw material costs, we are continuing to focus on price and product mix, to substitute lower cost materials where possible and to work to identify additional substitution opportunities, to reduce the amount of material required in each tire, and to pursue alternative raw materials including innovative bio-based materials. However, during periods of rapidly rising raw material costs, we may not be able to fully offset those raw material cost increases through the use of these strategies, although we remain confident in our ability to do so over the longer term.

As a result of the closure of our Union City, Tennessee manufacturing facility, we now expect to recover approximately $40 million to $60 million of unabsorbed fixed costs in 2012, net of the impact of anticipated production cuts due to flat tire unit volume. We also expect to reduce costs by approximately $250 million in 2012. As a partial offset to these benefits, we expect to incur approximately $40 million to $60 million of additional costs related to start-up expenses for our new Pulandian, China manufacturing facility and under-absorbed overhead costs related to the closure of our Dalian, China manufacturing facility in 2012.

See "Forward-Looking Information — Safe Harbor Statement" at page 33 for a discussion of our use of forward-looking statements.

RESULTS OF OPERATIONS — CONSOLIDATED

All per share amounts are diluted and refer to Goodyear net income (loss) available to common shareholders.

2011 Compared to 2010

For the year ended December 31, 2011, Goodyear net income was $343 million, or $1.32 per share, compared to net loss of $216 million, or $0.89 per share, in 2010. For the year ended December 31, 2011 Goodyear net income available to common shareholders was $321 million, or $1.26 per share, reflecting $22 million of preferred stock dividends, compared to a Goodyear net loss available to common shareholders of $216 million, or $0.89 per share, in 2010.

Net Sales

Net sales in 2011 of $22.8 billion increased $3.9 billion, or 20.9%, compared to 2010 due primarily to favorable changes in price and product mix of $2.6 billion, increased sales in other tire-related businesses of $875 million, primarily in North American Tire's third party sales of chemical products, and $599 million due to favorable foreign currency translation. Consumer and commercial net sales in 2011 were $12.1 billion and $4.6 billion, respectively. Consumer and commercial net sales in 2010 were $10.3 billion and $3.5 billion, respectively.

The following table presents our tire unit sales for the periods indicated:

	Year Ended December 31,		
(In millions of tires)	2011	2010	% Change
Replacement Units			
North American Tire (U.S. and Canada)	50.0	50.8	(1.6)%
International	82.2	82.2	—%
Total	132.2	133.0	(0.7)%
Original Equipment ("OE") Units			
North American Tire (U.S. and Canada)	16.0	15.9	1.3%
International	32.4	31.9	1.6%
Total	48.4	47.8	1.5%
Goodyear worldwide tire units	180.6	180.8	(0.1)%

The decrease in worldwide tire unit sales of 0.2 million units, or 0.1%, compared to 2010, included a decrease of 0.8 million replacement units, or 0.7%, due primarily to a decrease in the consumer replacement business in North American Tire due to lower industry demand and a decrease in Latin American Tire, primarily in consumer replacement, partially offset by an increase of 0.6 million units, or 1.5%, in OE units, primarily in EMEA. EMEA OE volume increased 1.1 million units, or 6.7%, due to increased demand in both our consumer and commercial businesses due to increased vehicle production. Consumer and commercial units in 2011 were 163.6 million and 14.8 million, respectively. Consumer and commercial units in 2010 were 164.4 million and 14.0 million, respectively.

Cost of Goods Sold

Cost of goods sold ("CGS") was $18.8 billion in 2011, increasing $3.4 billion, or 21.8%, compared to 2010. CGS in 2011 increased due primarily to higher raw material costs of $1.8 billion, higher costs in other tire-related businesses of $826 million, primarily in North American Tire's cost of chemical products, unfavorable foreign currency translation of $453 million, and product mix-related cost increases of $229 million. CGS was favorably impacted by decreased conversion costs of $19 million. The lower conversion costs were caused primarily by lower under-absorbed fixed overhead costs of $195 million due to higher production volume and savings from rationalization plans of $55 million, which were partially offset by incremental start-up costs for our new manufacturing facility in Pulandian, China of $40 million, inflationary cost increases and higher profit sharing costs in North American Tire of $55 million. CGS in 2011 included $4 million ($4 million after-tax or $0.01 per share) in charges related to tornado damage at our manufacturing facility in Fayetteville, North Carolina. CGS in 2011 also included charges for accelerated depreciation and asset write-offs of $50 million ($48 million after-tax or $0.18 per share), compared to $15 million in 2010 ($11 million after-tax or $0.05 per share). The increase in accelerated depreciation and asset write-offs in 2011 was due primarily to the closure of our manufacturing facility in Union City, Tennessee. CGS in 2010 also included gains from supplier settlements of $12 million ($8 million after-tax or $0.03 per share), expense due to a supplier disruption of $4 million ($4 million after-tax or $0.02 per share), a one-time importation cost adjustment of $3 million ($3 million after-tax or $0.01 per share), and the impact of a strike in South Africa of $3 million ($3 million after-tax or $0.01 per share). CGS was 82.7% of sales in 2011 compared to 82.1% in 2010.

Selling, Administrative and General Expense

Selling, administrative and general expense ("SAG") was $2.8 billion in 2011, increasing $192 million, or 7.3%, compared to 2010. SAG increased due primarily to unfavorable foreign currency translation of $89 million, higher advertising and marketing expenses of $79 million, increased wages and benefits of $77 million, and increased warehousing costs of $13 million. Lower general and product liability expense of $52 million in North American Tire served to partially offset the increase. SAG benefited from savings from rationalization plans of $20 million. SAG in 2010 included an insurance recovery of $8 million ($8 million after-tax or $0.03 per share). SAG in 2011 was 12.4% of sales, compared to 14.0% in 2010.

Rationalizations

To maintain global competitiveness, we have implemented rationalization actions over the past several years to reduce excess and high-cost manufacturing capacity and to reduce selling, administrative and general expenses through associate headcount reductions. We recorded net rationalization charges of $103 million in 2011 ($95 million after-tax or $0.35 per share). Rationalization actions initiated in 2011 consisted of headcount reductions in EMEA and Asia Pacific Tire and actions in connection with the relocation of our manufacturing facility in Dalian, China to Pulandian, China.

We recorded net rationalization charges of $240 million in 2010 ($225 million after-tax or $0.93 per share). Rationalization actions initiated in 2010 consisted of the plan to close our manufacturing facility in Union City, Tennessee, the consolidation of several warehouses in North American Tire, an increase in costs related to the discontinuation of consumer tire production at one of our facilities in Amiens, France, and the closure of a manufacturing facility in Taiwan.

Upon completion of the 2011 plans, we estimate that annual operating costs will be reduced by approximately $15 million ($1 million CGS and $14 million SAG). The savings realized in 2011 for the 2011 plans totaled $2 million ($1 million CGS and $1 million SAG). In addition, savings realized in 2011 for the 2010 plans totaled $19 million ($8 million CGS and $11 million SAG).

For further information, refer to the Note to the Consolidated Financial Statements No. 2, Costs Associated with Rationalization Programs.

Interest Expense

Interest expense was $330 million in 2011, increasing $14 million from $316 million in 2010. The increase relates primarily to higher average debt balances of $5,411 million in 2011 compared to $4,701 million in 2010, partially offset by a decrease in average interest rates of 6.10% in 2011 compared to 6.72% in 2010.

Other Expense

Other Expense in 2011 was $73 million, improving $113 million from $186 million in 2010. Net foreign currency exchange losses in 2011 were $27 million compared to $159 million in 2010. The 2010 period included a first quarter foreign exchange loss of $110 million ($99 million after-tax or $0.41 per share) resulting from the January 8, 2010 devaluation of the Venezuelan bolivar fuerte against the U.S. dollar and a fourth quarter foreign exchange loss of $24 million ($20 million after-tax or $0.08 per share) in connection with the January 1, 2011 elimination of the two-tier exchange rate structure, which was announced by the Venezuelan government in December 2010. For further discussion on Venezuela, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Overview." Foreign currency exchange also reflected net gains and losses resulting from the effect of exchange rate changes on various foreign currency transactions worldwide.

Financing fees in 2011 of $89 million included $53 million ($53 million after-tax or $0.20 per share) related to the redemption of $350 million aggregate principal amount of our outstanding 10.5% senior notes due 2016, of which $37 million related to a cash premium paid on the redemption and $16 million related to the write-off of deferred financing fees and unamortized discount.

Net gains on asset sales were $16 million ($8 million after-tax or $0.03 per share) in 2011 compared to net gains on asset sales of $73 million ($48 million after-tax or $0.20 per share) in 2010. Net gains in 2011 related primarily to the sale of land in Malaysia and the sale of the farm tire business in Latin America. Net gains in 2010 related primarily to the sale of a closed manufacturing facility in Taiwan and land in Thailand and the recognition of a deferred gain from the sale of a warehouse in Guatemala in 2008.

The 2011 period also included charges of $13 million for an asbestos accrual adjustment related to prior periods and $9 million for the insurance deductible related to flood damage to our manufacturing facility in Thailand. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Segment Information — Asia Pacific Tire" for further information. The 2010 period also included a charge of $25 million ($18 million after-tax or $0.07 per share) related to a claim regarding the use of value-added tax credits in prior years.

For further information, refer to the Note to the Consolidated Financial Statements No. 3, Other Expense.

Income Taxes

Tax expense in 2011 was $201 million on income before income taxes of $618 million. For 2010, tax expense was $172 million on income before income taxes of $8 million primarily driven by a U.S. loss of $529 million with no tax benefit. For the year ending December 31, 2010, our income tax expense or benefit was allocated among operations and items charged or credited directly to shareholders' equity. Pursuant to this allocation requirement, a $9 million ($9 million after-minority or $0.04 per share) non-cash tax benefit was allocated to the loss from our U.S. operations, with offsetting tax expense allocated to items, primarily attributable to employee benefits, charged directly to shareholders' equity. Income tax expense in 2011 also included net tax benefits of $36 million ($42 million after-minority or $0.16 per share) primarily related to a $64 million benefit from the release of a valuation allowance on our Canadian operations and a $24 million charge related to the settlement of prior tax years and to increase tax reserves as a result of negative tax court rulings in a foreign jurisdiction. Income tax expense in 2010 included net tax benefits of $33 million related to a $16 million benefit for enacted tax law changes and $20 million of tax benefits related to the settlement of tax audits and the expiration of statutes of limitations in multiple tax jurisdictions.

The difference between our effective tax rate and the U.S. statutory rate was due primarily to our continuing to maintain a full valuation allowance against our net Federal and state deferred tax assets and the adjustments discussed above.

Our losses in various taxing jurisdictions in recent periods represented sufficient negative evidence to require us to maintain a full valuation allowance against certain of our net deferred tax assets. In certain foreign locations, it is reasonably possible that sufficient positive evidence required to release all, or a portion, of these valuation allowances within the next 12 months will exist, however, we do not expect these possible one-time tax benefits to have a significant impact on our financial position or results of operation.

For further information, refer to the Note to the Consolidated Financial Statements No. 6, Income Taxes.

Minority Shareholders' Net Income

Minority shareholders' net income was $74 million in 2011, compared to $52 million in 2010. The increase was due primarily to increased earnings in our joint venture in Europe.

2010 Compared to 2009

For the year ended December 31, 2010, Goodyear net loss was $216 million, or $0.89 per share, compared to $375 million, or $1.55 per share, in 2009.

Net Sales

Net sales in 2010 of $18.8 billion increased $2.5 billion, or 15.5%, compared to 2009 due primarily to increased tire volume of $1,044 million, primarily in North American Tire and EMEA, $867 million due to favorable changes in price and product mix, and increased sales in other tire-related businesses of $582 million, primarily in North American Tire's third party sales of chemical products. Consumer and commercial net sales in 2010 were $10.3 billion and $3.5 billion, respectively. Consumer and commercial net sales in 2009 were $9.4 billion and $2.8 billion, respectively.

The following table presents our tire unit sales for the periods indicated:

(In millions of tires)	Year Ended December 31, 2010	2009	% Change
Replacement Units			
North American Tire (U.S. and Canada)	50.8	50.0	1.4%
International	82.2	78.0	5.3%
Total	133.0	128.0	3.9%
OE Units			
North American Tire (U.S. and Canada)	15.9	12.7	25.4%
International	31.9	26.3	21.3%
Total	47.8	39.0	22.5%
Goodyear worldwide tire units	180.8	167.0	8.2%

The increase in worldwide tire unit sales of 13.8 million units, or 8.2%, compared to 2009, included an increase of 8.8 million OE units, or 22.5%, due primarily to increases in the consumer markets in North American Tire and EMEA due to improved economic conditions resulting in higher demand for new vehicles, and an increase of 5.0 million units, or 3.9%, in replacement units, primarily in EMEA. EMEA replacement volume increased 2.8 million units, or 5.2%, primarily in consumer, and Latin American Tire replacement volume increased 0.9 million units, or 6.7%, due to improved economic conditions in Europe and Latin America. Consumer and commercial units in 2010 were 164.4 million and 14.0 million, respectively. Consumer and commercial units in 2009 were 152.9 million and 12.2 million, respectively.

Cost of Goods Sold

CGS was $15.5 billion in 2010, increasing $1.8 billion, or 13.0%, compared to 2009. CGS in 2010 increased due primarily to higher tire volume of $850 million, mainly in North American Tire and EMEA, higher raw material costs of $549 million, higher costs in other tire-related businesses of $529 million, primarily in North American Tire's cost of chemical products, and product mix-related manufacturing cost increases of $178 million. CGS was favorably impacted by decreased conversion costs of $295 million, due primarily to lower under-absorbed fixed overhead costs of $278 million due to higher production volume. CGS benefited from savings from rationalization plans of $91 million. CGS in 2010 included charges for accelerated depreciation and asset write-offs of $15 million ($11 million after-tax or $0.05 per share), compared to $43 million in 2009 ($38 million after-tax or $0.16 per share). CGS in 2010 also included gains from supplier settlements of $12 million ($8 million after-tax or $0.03 per share), expense due to a supplier disruption of $4 million ($4 million after-tax or $0.02 per share), a one-time importation cost adjustment of $3 million ($3 million after-tax or $0.01 per share), and the impact of a strike in South Africa of $3 million ($3 million after-tax or $0.01 per share). CGS was 82.1% of sales in 2010 compared to 83.9% in 2009.

Selling, Administrative and General Expense

SAG was $2.6 billion in 2010, increasing $226 million, or 9.4%, compared to 2009. SAG increased due primarily to increased wages and benefits of $103 million, including $63 million of incentive compensation, higher advertising expenses of $47 million, and increased warehousing costs of $17 million. SAG benefited from savings from rationalization plans of $18 million and an insurance recovery of $8 million ($8 million after-tax or $0.03 per share). SAG in 2010 was 14.0% of sales, compared to 14.7% in 2009.

Rationalizations

We recorded net rationalization charges of $240 million in 2010 ($225 million after-tax or $0.93 per share). Rationalization actions in 2010 consisted of the plan to close our manufacturing facility in Union City, Tennessee, the consolidation of several warehouses in North American Tire, an increase in costs related to the discontinuation of consumer tire production at one of our facilities in Amiens, France, and the closure of a manufacturing facility in Taiwan.

We recorded net rationalization charges of $227 million in 2009 ($182 million after-tax or $0.75 per share). Rationalization actions in 2009 consisted of initiatives in North American Tire to reduce manufacturing headcount at several facilities, including Union City, Tennessee, Danville, Virginia and Topeka, Kansas, to respond to lower production demand. Additional salaried headcount reductions were initiated at our corporate offices in Akron, Ohio, in North American Tire and throughout EMEA. We also initiated the discontinuation of consumer tire production at one of our facilities in Amiens, France and manufacturing headcount reductions at each of our two facilities in Brazil.

For further information, refer to the Note to the Consolidated Financial Statements No. 2, Costs Associated with Rationalization Programs.

Interest Expense

Interest expense was $316 million in 2010, increasing $5 million compared to 2009. The increase relates primarily to higher average interest rates of 6.72% in 2010 compared to 5.65% in 2009 partially offset by lower average debt balances of $4,701 million in 2010 compared to $5,509 million in 2009.

Other Expense

Other Expense in 2010 was $186 million, increasing $146 million from $40 million in 2009. Net foreign currency exchange losses in 2010 were $159 million compared to $7 million in 2009. The 2010 period included a first quarter foreign exchange loss of $110 million ($99 million after-tax or $0.41 per share) resulting from the January 8, 2010 devaluation of the Venezuelan bolivar fuerte against the U.S. dollar and a fourth quarter foreign exchange loss of $24 million ($20 million after-tax or $0.08 per share) in connection with the January 1, 2011 elimination of the two-tier exchange rate structure, which was announced by the Venezuelan government in December 2010. Foreign currency exchange also reflected net gains and losses resulting from the effect of exchange rate changes on various foreign currency transactions worldwide.

Financing fees in 2010 of $95 million included $56 million ($56 million after-tax or $0.23 per share) related to the redemption of $973 million of long term debt, of which $50 million were cash premiums paid on the redemption and $6 million were financing fees which were written off. Also included in financing fees were costs related to a debt exchange offer of $5 million ($5 million after-tax or $0.02 per share).

Net gains on asset sales were $73 million ($48 million after-tax or $0.20 per share) in 2010 compared to net losses on asset sales of $30 million ($30 million after-tax or $0.13 per share) in 2009. Net gains in 2010 related primarily to the sale of a closed manufacturing facility in Taiwan and land in Thailand and the recognition of a deferred gain from the sale of a warehouse in Guatemala in 2008. Net losses in 2009 were due primarily to the sale of certain of our properties in Akron, Ohio that comprise our current headquarters in connection with the development of a new headquarters in Akron, Ohio.

The 2010 period also included a charge of $25 million ($18 million after-tax or $0.07 per share) related to a claim regarding the use of value-added tax credits in prior years.

For further information, refer to the Note to the Consolidated Financial Statements No. 3, Other Expense.

Income Taxes

Tax expense in 2010 was $172 million on income before income taxes of $8 million primarily driven by a U.S. loss of $529 million with no tax benefit. For 2009, tax expense was $7 million on a loss before income taxes of

$357 million. For the years ending December 31, 2010 and 2009, our income tax expense or benefit was allocated among operations and items charged or credited directly to shareholders' equity. Pursuant to this allocation requirement, a $9 million ($9 million after-minority or $0.04 per share) and $100 million ($100 million after-minority or $0.42 per share), respectively, non-cash tax benefit has been allocated to the loss from our U.S. operations, with offsetting tax expense allocated to items, primarily attributable to employee benefits, charged directly to shareholders' equity. Income tax expense in 2010 also included net tax benefits of $33 million ($31 million after-minority or $0.13 per share) primarily related to a $16 million benefit on enacted tax law changes and $20 million of tax benefits related to the settlement of tax audits and the expiration of statutes of limitations in multiple tax jurisdictions. Income tax expense in 2009 also included net tax benefits of $42 million ($42 million after-minority or $0.18 per share) primarily related to a $29 million benefit resulting from the release of a valuation allowance on our Australian operations and a $19 million benefit resulting from the settlement of our 1997 through 2003 Competent Authority claim between the United States and Canada.

The difference between our effective tax rate and the U.S. statutory rate was due primarily to our continuing to maintain a full valuation allowance against our net Federal and state deferred tax assets and the adjustments discussed above.

For further information, refer to the Note to the Consolidated Financial Statements No. 6, Income Taxes.

Minority Shareholders' Net Income

Minority shareholders' net income was $52 million in 2010, compared to $11 million in 2009. The increase was due primarily to increased earnings in our joint venture in Europe.

RESULTS OF OPERATIONS — SEGMENT INFORMATION

Segment information reflects our strategic business units ("SBUs"), which are organized to meet customer requirements and global competition and are segmented on a regional basis.

Results of operations are measured based on net sales to unaffiliated customers and segment operating income. Each segment exports tires to other segments. The financial results of each segment exclude sales of tires exported to other segments, but include operating income derived from such transactions. Segment operating income is computed as follows: Net Sales less CGS (excluding asset write-off and accelerated depreciation charges) and SAG (including certain allocated corporate administrative expenses). Segment operating income also includes certain royalties and equity in earnings of most affiliates. Segment operating income does not include net rationalization charges (credits), asset sales and certain other items.

Total segment operating income was $1,368 million in 2011, $917 million in 2010 and $372 million in 2009. Total segment operating margin (segment operating income divided by segment sales) in 2011 was 6.0%, compared to 4.9% in 2010 and 2.3% in 2009.

Management believes that total segment operating income is useful because it represents the aggregate value of income created by our SBUs and excludes items not directly related to the SBUs for performance evaluation purposes. Total segment operating income is the sum of the individual SBUs' segment operating income. Refer to the Note to the Consolidated Financial Statements No. 8, Business Segments, for further information and for a reconciliation of total segment operating income to Income (Loss) before Income Taxes.

North American Tire

	Year Ended December 31,		
(In millions)	2011	2010	2009
Tire Units	66.0	66.7	62.7
Net Sales	$9,859	$8,205	$6,977
Operating Income (Loss)	276	18	(305)
Operating Margin	2.8%	0.2%	(4.4)%

2011 Compared to 2010

North American Tire unit sales in 2011 decreased 0.7 million units, or 0.9%, from the 2010 period. The decrease was primarily related to a decrease in replacement volume of 0.8 million units, or 1.6%, primarily in our consumer business reflecting lower industry demand. OE volume remained relatively flat with increases in our commercial business offsetting decreases in our consumer business.

Net sales in 2011 were $9,859 million, increasing $1,654 million, or 20.2%, compared to $8,205 million in 2010 due primarily to improved price and product mix of $1,000 million, increased sales in other tire-related businesses of $677 million primarily related to an increase in the price and volume of third party sales of chemical products, and favorable foreign currency translation of $28 million. Lower sales volume of $54 million partially offset these improvements.

Operating income in 2011 was $276 million, improving $258 million from $18 million in 2010. Price and product mix improved $883 million, which more than offset raw material cost increases of $706 million. Operating income also benefited from decreased SAG expenses of $53 million, increased operating income in our other tire-related businesses of $30 million driven by increased profits for our aviation products and in our retail tire businesses, and favorable foreign currency translation of $12 million. Conversion costs, which were flat compared to the prior year, benefited from lower under-absorbed fixed overhead costs of approximately $96 million due to higher production volume and decreased pension expense of $35 million. These benefits were offset by higher profit sharing costs of $55 million, increased workers compensation of $15 million, and inflation. Lower volume of $5 million served to partially offset the improvement in operating income. The decrease in SAG expense was driven by lower general and product liability expenses of $52 million. Conversion costs and SAG expenses included savings from rationalization plans of $16 million and $11 million, respectively.

Operating income in 2011 excluded net rationalization charges of $72 million and charges for accelerated depreciation and asset write-offs of $43 million, primarily related to the closure of our Union City, Tennessee manufacturing facility, and net losses on asset sales of $2 million. Operating income in 2010 excluded net rationalization charges of $184 million and charges for accelerated depreciation and asset write-offs of $2 million, primarily related to the closure of our Union City, Tennessee manufacturing facility, and net gains on asset sales of $2 million.

2010 Compared to 2009

North American Tire unit sales in 2010 increased 4.0 million units, or 6.3%, from the 2009 period. The increase was primarily related to an increase in OE volume of 3.2 million units, or 25.4%, primarily in our consumer business, due to increased vehicle production. Replacement volume increased 0.8 million units, or 1.4%, due primarily to improved industry volumes driven by economic growth.

Net sales in 2010 increased $1,228 million, or 17.6%, compared to 2009 due primarily to increased sales in other tire-related businesses of $610 million, primarily related to an increase in the price and volume of third party sales of chemical products. Higher tire volume of $304 million, improved price and product mix of $269 million and favorable foreign currency translation of $39 million also contributed to the growth in net sales.

Operating income in 2010 was $18 million, improving $323 million from a loss of $305 million in 2009. Price and product mix improved $260 million, which more than offset raw material cost increases of $177 million. Operating income also benefited from lower conversion costs of $171 million, increased operating income in our other tire-related business of $47 million, primarily related to sales of chemical products, higher tire volume of $26 million and lower transportation costs of $20 million. The decrease in conversion costs was primarily driven by lower under-absorbed fixed overhead costs of $119 million due to higher production volume and savings from rationalization plans of $55 million. Lower employee benefit costs and productivity improvements were offset by inflation and higher profit sharing costs. SAG expense increased $15 million driven by increased advertising costs of $15 million and higher general and product liability expenses of $14 million partially offset by savings from rationalization plans of $8 million and lower bad debt expense of $6 million.

Operating income in 2010 excluded net rationalization charges of $184 million primarily related to the closure of our Union City, Tennessee manufacturing facility, net gains on asset sales of $2 million and charges for accelerated depreciation of $2 million. Operating loss in 2009 excluded net rationalization charges of $112 million, charges for accelerated depreciation and asset write-offs of $16 million, and net gains on asset sales of $4 million.

Europe, Middle East and Africa Tire

	Year Ended December 31,		
(In millions)	**2011**	**2010**	**2009**
Tire Units	74.3	72.0	66.0
Net Sales	$8,040	$6,407	$5,801
Operating Income	627	319	166
Operating Margin	7.8%	5.0%	2.9%

2011 Compared to 2010

Europe, Middle East and Africa Tire unit sales in 2011 increased 2.3 million units, or 3.2%, to 74.3 million units. Replacement volume increased 1.2 million units, or 2.2%, primarily in the consumer business, due to improved economic conditions during the first nine months of the year and strong winter tire sales. OE volume increased 1.1 million units, or 6.7%, driven by increased demand in both our consumer and commercial businesses due to increased vehicle production.

Net sales in 2011 were $8,040 million, increasing $1,633 million, or 25.5%, compared to $6,407 million in 2010, due primarily to improved price and product mix of $1,031 million and higher volume of $170 million. These increases were accompanied by favorable foreign currency translation of $342 million and higher sales by other tire-related businesses of $90 million, primarily in our retail and retread businesses.

Operating income in 2011 was $627 million, increasing $308 million, or 96.6%, compared to $319 million in 2010, due primarily to improved price and product mix of $930 million which offset higher raw material costs of $651 million, lower conversion costs of $79 million, increased volume of $34 million and favorable foreign currency translation of $24 million. Conversion costs decreased due primarily to lower under-absorbed fixed overhead costs of $89 million due to higher production volume partially offset by increases in wages and general inflation. Operating income was unfavorably affected by higher SAG expenses of $91 million. SAG expenses increased primarily due to increased advertising and marketing expenses of $66 million, higher wages and benefits of $25 million and increased warehousing costs of $13 million. Conversion costs and SAG expenses included savings from rationalization plans of $17 million and $5 million, respectively.

Operating income in 2011 excluded net rationalization charges of $15 million and net gains on asset sales of $1 million. Operating income in 2010 excluded net rationalization charges of $41 million, net gains on asset sales of $6 million and charges for accelerated depreciation and asset write-offs of $1 million.

EMEA's results are highly dependent upon Germany, which accounted for approximately 37% and 35% of EMEA's net sales in 2011 and 2010, respectively. Accordingly, results of operations in Germany will have a significant impact on EMEA's future performance.

In addition, the sale of the European farm tire business to Titan Tire Corporation was subject to the exercise of a put option by us following completion of a social plan related to the previously announced discontinuation of consumer tire production at one of our facilities in Amiens, France and required consultation with various works councils. The put option expired on November 30, 2011. Titan is no longer obligated to purchase our European farm tire business, and we do not have an anticipated time frame in which we expect to complete that sale.

2010 Compared to 2009

Europe, Middle East and Africa Tire unit sales in 2010 increased 6.0 million units, or 9.0%, from the 2009 period. OE volume increased 3.2 million units, or 24.4%, primarily in our consumer business, due to increased vehicle production. Replacement volume increased 2.8 million units, or 5.2%, primarily in the consumer business, due to improved economic conditions and a strong winter season.

Net sales in 2010 increased $606 million, or 10.4%, compared to 2009, due primarily to higher volume of $454 million and improved price and product mix of $356 million. These increases were partially offset by unfavorable foreign currency translation of $193 million.

Operating income in 2010 increased $153 million, or 92.2%, compared to 2009, due primarily to lower conversion costs of $174 million and increased volume of $118 million. Conversion costs decreased due primarily to lower under-absorbed fixed overhead costs of $108 million due to higher production volume. Operating income was unfavorably affected by higher raw material costs of $182 million, which were partially offset by improved price and product mix of $131 million, higher SAG expenses of $73 million, and unfavorable foreign currency translation of $17 million. SAG expenses increased due to higher wages and benefits of $35 million and increased advertising expenses of $26 million. Conversion costs and SAG expenses included savings from rationalization plans of $12 million and $7 million, respectively.

Operating income in 2010 excluded net rationalization charges of $41 million, net gains on asset sales of $6 million and charges for accelerated depreciation and asset write-offs of $1 million. Operating income in 2009 excluded net rationalization charges of $82 million and net gains on asset sales of $1 million.

Latin American Tire

	Year Ended December 31,		
(In millions)	**2011**	**2010**	**2009**
Tire Units	19.8	20.7	19.1
Net Sales	$2,472	$2,158	$1,814
Operating Income	231	330	301
Operating Margin	9.3%	15.3%	16.6%

2011 Compared to 2010

Latin American Tire unit sales in 2011 decreased 0.9 million units, or 4.8%, from the 2010 period. Replacement tire volume decreased 0.9 million units, or 7.0%, primarily in the lower end of the consumer tire market due to competition from increased imports of tires from Asia, while OE tire volume was flat.

Net sales in 2011 were $2,472 million, increasing $314 million, or 14.6%, from $2,158 million in 2010. Net sales increased due primarily to improved price and product mix of $296 million, increased sales by other tire-related businesses of $99 million and favorable foreign currency translation of $82 million, mainly in Brazil. These increases were partially offset by lower volume of $97 million and the divestiture of the farm tire business, which reduced sales by $67 million.

Operating income in 2011 was $231 million, decreasing $99 million, or 30.0%, from $330 million in 2010. Operating income decreased due primarily to higher conversion costs of $61 million, lower tire volume of $30 million, the impact of the April 1, 2011 farm tire business divestiture of $25 million, and higher SAG expenses of $19 million, primarily driven by increased wages and benefits of $12 million and equity-based taxes of $5 million. These decreases were partially offset by improved price and product mix of $266 million, which more than offset increased raw material costs of $249 million, favorable foreign currency translation of $4 million, higher operating income from other tire-related businesses of $3 million and higher operating income from intersegment sales. The higher conversion costs were primarily driven by wage inflation, a depreciation adjustment related to prior periods of $8 million, an increase of $5 million driven by a first quarter 2010 adjustment of a legal claim reserve for payroll taxes, and ramp-up costs related to the expansion of our manufacturing facility in Chile. Conversion costs included lower under-absorbed fixed overhead costs of approximately $16 million. Conversion costs and SAG expenses included savings from rationalization plans of $22 million and $4 million, respectively.

Operating income in 2011 excluded net gains on asset sales of $4 million. Operating income in 2010 excluded a charge of $25 million related to a claim regarding the use of value-added tax credits in prior periods, net gains on asset sales of $7 million, and net rationalization charges of $5 million. In addition, a $134 million foreign currency exchange loss in Venezuela was also excluded from operating income in 2010.

Latin American Tire's results are highly dependent upon Brazil, which accounted for 58% and 61% of Latin American Tire's net sales in 2011 and 2010, respectively. Lower operating income in Brazil in 2011, primarily due to competition from increased imports of tires from Asia, increased raw material costs and inflationary cost increases, drove the year over year decline in segment operating income in 2011.

Goodyear Venezuela also contributed a significant portion of Latin American Tire's sales and operating income in 2011 and 2010. For further information see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Overview" in this Annual Report.

2010 Compared to 2009

Latin American Tire unit sales in 2010 increased 1.6 million units, or 8.5%, from the 2009 period. Replacement tire volume increased 0.9 million units, or 6.7%, reflecting increased volume in both consumer and commercial businesses. OE volume increased 0.7 million units, or 12.3%, due primarily to an increase in our consumer business.

Net sales in 2010 increased $344 million, or 19.0%, from the 2009 period, due primarily to improved price and product mix of $219 million and increased volume of $128 million. These increases were partially offset by unfavorable foreign currency translation of $30 million which included $192 million related to the devaluation of the Venezuelan bolivar fuerte.

Operating income in 2010 increased $29 million, or 9.6%, from the same period in 2009, due primarily to improved price and product mix of $188 million, which more than offset higher raw material costs of $84 million, and lower conversion costs of $24 million. These increases were partially offset by unfavorable foreign currency translation of $49 million, higher SAG costs of $26 million, and lower profitability on intersegment transfers of $24 million. Higher SAG expenses included higher wages and benefits of $13 million and higher warehousing expenses of $11 million. Conversion costs included lower under-absorbed fixed overhead costs of $41 million and savings from rationalization plans of $8 million. The devaluation of the Venezuelan bolivar fuerte against the U.S. dollar in January 2010 and weak economic conditions adversely impacted Latin American Tire's operating income by approximately $85 million as compared to 2009.

Operating income in 2010 excluded a charge of $25 million related to a claim regarding the use of value-added tax credits in prior periods, net gains on asset sales of $7 million, and net rationalization charges of $5 million. In addition, a $134 million foreign currency exchange loss in Venezuela also is excluded from operating income in 2010. Operating income in 2009 excluded net rationalization charges of $20 million and net gains on asset sales of $2 million. In addition, operating income excluded charges of $18 million in 2009 resulting from the recognition of accumulated foreign currency translation losses in connection with the liquidation of our subsidiary in Guatemala.

Asia Pacific Tire

	Year Ended December 31,		
(In millions)	**2011**	**2010**	**2009**
Tire Units	20.5	21.4	19.2
Net Sales	$2,396	$2,062	$1,709
Operating Income	234	250	210
Operating Margin	9.8%	12.1%	12.3%

2011 Compared to 2010

Asia Pacific Tire unit sales in 2011 decreased 0.9 million units, or 4.2%, from the 2010 period. OE volume decreased by 0.6 million units, or 6.5%, primarily in the consumer business and replacement volume decreased by 0.3 million units, or 2.6%. Decreases in OE unit sales were primarily caused by supply disruptions at OE manufacturers as a result of the natural disaster in Japan as well as flooding in Thailand. Declines in replacement unit sales in Australia and New Zealand, which were affected by a continued weak retail environment, and in Thailand, which was impacted by flooding, more than offset increased replacement unit sales in China and India.

Net sales in 2011 were $2,396 million, increasing $334 million, or 16.2%, from $2,062 million in the 2010 period, due primarily to improved price and product mix of $258 million and foreign currency translation of $147 million, primarily in Australia and China, which more than offset the impact of lower volume of $64 million.

Operating income in 2011 was $234 million, decreasing $16 million, or 6.4%, from $250 million in 2010, due primarily to an increase in start-up expenses for our new manufacturing facility in Pulandian, China of approximately $40 million, higher conversion costs of $13 million, lower volume of $12 million, higher SAG costs of $15 million and higher transportation costs of $6 million. These impacts were partially offset by improved price and product mix of $277 million, which more than offset higher raw material costs of $216 million, and favorable foreign currency translation of $17 million. The flooding of our factory in Thailand in the fourth quarter of 2011 reduced volume and increased conversion costs, which negatively impacted operating income by approximately $12 million.

Operating income in 2011 and 2010 excluded net rationalization charges of $16 million and $11 million, respectively, and charges for accelerated depreciation and asset write-offs of $7 million and $12 million, respectively. In addition, operating income excluded net gains on asset sales of $9 million in 2011, due primarily to the sale of land in Malaysia, and $58 million in 2010, due primarily to the sale of a closed manufacturing facility in Taiwan and land in Thailand.

Asia Pacific Tire's results are highly dependent upon Australia, which accounted for approximately 44% and 43% of Asia Pacific Tire's net sales in 2011 and 2010, respectively. Accordingly, results of operations in Australia will have a significant impact on Asia Pacific Tire's future performance. In 2012, start-up expenses at our new manufacturing facility in Pulandian, China and under-absorbed overhead costs at our Dalian, China manufacturing facility that is expected to be closed in the second half of 2012 are anticipated to adversely impact Asia Pacific Tire's operating income by $40 million to $60 million compared to 2011.

Following severe flooding in Thailand, we closed our consumer and aviation tire manufacturing facility in Bangkok in October 2011. The floodwaters that idled the plant receded in late November 2011, allowing us to make an assessment of the damage. In addition to the approximate $12 million impact on segment operating income, we recorded charges of $9 million during the fourth quarter of 2011 in Other Expense, representing our deductible under an insurance policy. In the aggregate, our fourth quarter results of operations were negatively affected by approximately $21 million ($16 million after-tax, or $0.07 per share). Restoration of our facility has commenced and we expect to resume production of aviation and consumer tires during the first quarter, ramping up to full production during the second quarter. As a result, we expect our first half of 2012 production and sales to be adversely affected. Over time, we do not expect the impact on our results of operations to be material due to available insurance coverage; however, the timing of recognition of insurance recoveries may lag the recording of incurred losses.

2010 Compared to 2009

Asia Pacific Tire unit sales in 2010 increased 2.2 million units, or 11.6%, from the 2009 period. OE volumes increased 1.6 million units, or 22.5%, primarily in the consumer business, and replacement unit sales increased 0.6 million units, or 5.2%. The increase in units was due to growth in vehicle production in China and India.

Net sales in 2010 increased $353 million, or 20.7%, compared to the 2009 period, due primarily to foreign currency translation of $172 million, increased volume of $158 million and improved price and product mix of $23 million.

Operating income in 2010 increased $40 million, or 19.0%, compared to the 2009 period, due primarily to improved price and product mix of $110 million, which offset higher raw material costs of $106 million, increased volume of $32 million, favorable foreign currency translation of $21 million and decreased conversion costs of $19 million. Conversion costs included savings from rationalization plans of $16 million and lower under-absorbed fixed overhead costs of $10 million. Operating income was adversely affected by start-up expenses for our new manufacturing facility in Pulandian, China of approximately $10 million and higher SAG costs of $22 million, including increased wages and benefits of $9 million. Operating income in 2009 included a gain of $7 million from insurance proceeds related to the settlement of a claim as a result of a fire at our manufacturing facility in Thailand in 2007.

Operating income in 2010 and 2009 excluded charges for accelerated depreciation and asset write-offs of $12 million and $26 million, respectively, and net rationalization charges of $11 million and $10 million, respectively. In addition, operating income excluded net gains on asset sales of $58 million and $5 million in 2010 and 2009, respectively, due primarily to the sale of a closed manufacturing facility in Taiwan and land in Thailand in 2010.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. On an ongoing basis, management reviews its estimates, based on currently available information. Changes in facts and circumstances may alter such estimates and affect our results of operations and financial position in future periods. Our critical accounting policies relate to:

- general and product liability and other litigation,
- workers' compensation,
- recoverability of goodwill,
- deferred tax asset valuation allowances and uncertain income tax positions, and
- pensions and other postretirement benefits.

General and Product Liability and Other Litigation. General and product liability and other recorded litigation liabilities are recorded based on management's assessment that a loss arising from these matters is probable. If the loss can be reasonably estimated, we record the amount of the estimated loss. If the loss is estimated within a range and no point within the range is more probable than another, we record the minimum amount in the range. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Loss ranges are based upon the specific facts of each claim or class of claims and are determined after review by counsel. Court rulings on our cases or similar cases may impact our assessment of the probability and our estimate of the loss, which may have an impact on our reported results of operations, financial position and liquidity. We record receivables for insurance recoveries related to our litigation claims when it is probable that we will receive reimbursement from the insurer. Specifically, we are a defendant in numerous lawsuits alleging various asbestos-related personal injuries purported to result from alleged exposure to asbestos in certain products manufactured by us or present in certain of our facilities. Typically, these lawsuits have been brought against multiple defendants in Federal and state courts.

A significant assumption in our estimated asbestos liability is the period over which the liability can be reasonably estimated. Due to the difficulties in making these estimates, analysis based on new data and/or changed circumstances arising in the future may result in an increase in the recorded obligation in an amount that cannot be reasonably estimated, and that increase may be significant. We had recorded gross liabilities for both asserted and unasserted asbestos claims, inclusive of defense costs, totaling $138 million at December 31, 2011. The portion of the liability associated with unasserted asbestos claims and related defense costs was $64 million. At December 31, 2011, we estimate that it is reasonably possible that our gross liabilities, net of our estimate for probable insurance recoveries, could exceed our recorded amounts by approximately $10 million.

We maintain primary insurance coverage under coverage-in-place agreements, and also have excess liability insurance with respect to asbestos liabilities. We record a receivable with respect to such policies when we determine that recovery is probable and we can reasonably estimate the amount of a particular recovery. This determination is based on consultation with our outside legal counsel and taking into consideration agreements with certain of our insurance carriers, the financial viability and legal obligations of our insurance carriers and other relevant factors.

As of December 31, 2011, we recorded a receivable related to asbestos claims of $67 million, and we expect that approximately 50% of asbestos claim related losses would be recoverable through insurance through the period covered by the estimated liability. Of this amount, $8 million was included in Current Assets as part of Accounts receivable at December 31, 2011. The recorded receivable consists of an amount we expect to collect under coverage-in-place agreements with certain primary carriers as well as an amount we believe is probable of recovery from certain of our excess coverage insurance carriers.

Workers' Compensation. We had recorded liabilities, on a discounted basis, of $302 million for anticipated costs related to U.S. workers' compensation claims at December 31, 2011. The costs include an estimate of expected settlements on pending claims, defense costs and a provision for claims incurred but not reported. These estimates are based on our assessment of potential liability using an analysis of available information with respect to pending claims, historical experience and current cost trends. The amount of our ultimate liability in respect of these matters may differ from these estimates. We periodically, and at least annually, update our loss development factors based on actuarial analyses. The liability is discounted using the risk-free rate of return.

For further information on general and product liability and other litigation, and workers' compensation, refer to the Note to the Consolidated Financial Statements No. 19, Commitments and Contingent Liabilities.

Recoverability of Goodwill. Goodwill is tested for impairment annually or more frequently if an indicator of impairment is present. Goodwill totaled $654 million at December 31, 2011.

We have determined our reporting units to be consistent with our operating segments comprised of four strategic business units: North American Tire, Europe, Middle East and Africa Tire, Latin American Tire and Asia Pacific Tire. Goodwill is allocated to these reporting units based on the original purchase price allocation for acquisitions within the various reporting units. There have been no changes to our reporting units or in the manner in which goodwill was allocated in 2011.

FASB Accounting Standard Update No. 2011-08 Intangibles — Goodwill and Other Topics was issued in September 2011 and allows an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount and if a quantitative assessment should be performed. We adopted this standard update in the third quarter in connection with our July 31, 2011 annual impairment assessment and performed a qualitative analysis. After considering changes to assumptions used in the prior year test, including the capital markets environment, global economic conditions, tire industry competition and trends, and improvements in our results of operations, as well as the excess of fair value over the carrying amount of each reporting unit as determined in our 2010 annual testing of 40% for North American Tire, over 45% for EMEA and over 20% for Asia Pacific Tire, and other factors, we concluded it was more likely than not that the fair value of each reporting unit was not less than its carrying value and, therefore, did not perform a quantitative analysis. Accordingly, the annual impairment test at July 31, 2011 indicated there was no impairment of goodwill.

Deferred Tax Asset Valuation Allowances and Uncertain Income Tax Positions. At December 31, 2011, we had valuation allowances aggregating $3.1 billion against all of our net Federal and state and certain of our foreign net deferred tax assets.

We assess both negative and positive evidence when measuring the need for a valuation allowance. Evidence, such as operating results during the most recent three-year period, is given more weight than our expectations of future profitability, which are inherently uncertain. Our losses in the U.S. and certain foreign locations in recent periods represented sufficient negative evidence to require a full valuation allowance against our net Federal, state and certain of our foreign deferred tax assets. We intend to maintain valuation allowances against our net deferred tax assets until sufficient positive evidence exists to support the realization of such assets.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize tax benefits to the extent that it is more likely than not that our positions will be sustained when challenged by the taxing authorities. We derecognize tax benefits when based on new information we determine that it is no longer more likely than not that our position will be sustained. To the extent we prevail in matters for which liabilities have been established, or determine we need to derecognize tax benefits recorded in prior periods, or that we are required to pay amounts in excess of our liabilities, our effective tax rate in a given period could be materially affected. An unfavorable tax settlement would require use of our cash and result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the period of resolution. We report interest and penalties related to uncertain income tax positions as income taxes. For additional information regarding uncertain income tax positions, refer to the Note to the Consolidated Financial Statements No. 6, Income Taxes.

Pensions and Other Postretirement Benefits. Our recorded liabilities for pensions and other postretirement benefits are based on a number of assumptions, including:

- life expectancies,
- retirement rates,
- discount rates,
- long term rates of return on plan assets,
- inflation rates,
- future compensation levels,
- future health care costs, and
- maximum company-covered benefit costs.

Certain of these assumptions are determined with the assistance of independent actuaries. Assumptions about life expectancies, retirement rates, future compensation levels and future health care costs are based on past experience and anticipated future trends. The discount rate for our U.S. plans is based on a yield curve derived from a portfolio of corporate bonds from issuers rated Aa or higher as of December 31 and is reviewed annually. Our expected benefit payment cash flows are discounted based on spot rates developed from the yield curve. The long term rate of return on plan assets is based on the compound annualized return of our U.S. pension fund over a period of 15 years or more, estimates of future long term rates of return on assets similar to the target allocation of our pension fund and long term inflation. Actual U.S. pension fund asset allocations are reviewed on a monthly basis and the pension fund is rebalanced to target ranges on an as-needed basis. These assumptions are reviewed regularly and revised when appropriate. Changes in one or more of them may affect the amount of our recorded liabilities and net periodic costs for these benefits. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience and expectations for the future. If the actual experience differs from expectations, our financial position, results of operations and liquidity in future periods may be affected.

The weighted average discount rate used in estimating the total liability for our U.S. pension and other postretirement benefit plans was 4.52% and 4.12%, respectively, at December 31, 2011, compared to 5.20% and 4.62% for our U.S. pension and other postretirement benefit plans, respectively, at December 31, 2010. The decrease in the discount rate at December 31, 2011 was due primarily to lower interest rate yields on highly rated corporate bonds. Interest cost included in our U.S. net periodic pension cost was $283 million in 2011, compared to $296 million in 2010 and $314 million in 2009. Interest cost included in our worldwide net periodic other postretirement benefits cost was $30 million in 2011, compared to $33 million in 2010 and $32 million in 2009.

The following table presents the sensitivity of our U.S. projected pension benefit obligation, accumulated other postretirement benefits obligation, shareholders' equity, and 2012 expense to the indicated increase/decrease in key assumptions:

(Dollars in millions)	Change	+ / – Change at December 31, 2011 PBO/ABO	Equity	2012 Expense
Pensions:				
Assumption:				
Discount rate	+/– 0.5%	$337	$337	$12
Actual 2011 return on assets	+/– 1.0%	N/A	36	6
Expected return on assets	+/– 1.0%	N/A	N/A	35
Other Postretirement Benefits:				
Assumption:				
Discount rate	+/– 0.5%	$ 11	$ 11	$—
Health care cost trends — total cost	+/– 1.0%	3	3	—

A significant portion of the net actuarial loss included in AOCL of $2,900 million in our U.S. pension plans as of December 31, 2011 is a result of plan asset losses and the overall decline in U.S. discount rates over time. For purposes of determining our 2011 U.S. net periodic pension expense, our funded status was such that we recognized $134 million of the net actuarial loss in 2011. We will recognize approximately $183 million of net actuarial losses in 2012. If our future experience is consistent with our assumptions as of December 31, 2011, actuarial loss recognition over the next few years will remain at an amount near that to be recognized in 2012 before it begins to gradually decline.

The actual rate of return on our U.S. pension fund was 0.7%, 14.4% and 25.6% in 2011, 2010 and 2009, respectively, as compared to the expected rate of 8.50% for all three years. We use the fair value of our pension assets in the calculation of pension expense for all of our U.S. pension plans.

We experienced a decrease in our U.S. discount rate at the end of 2011 and a large portion of the net actuarial loss included in AOCL of $185 million in our worldwide other postretirement benefit plans as of December 31, 2011 is a result of the overall decline in U.S. discount rates over time. The net actuarial loss increased from 2010 due to the decrease in the discount rate at December 31, 2011. For purposes of determining 2011 worldwide net periodic other postretirement benefits cost, we recognized $10 million of the net actuarial losses in 2011. We will recognize approximately $12 million of net actuarial losses in 2012. If our future experience is consistent with our assumptions as of December 31, 2011, actuarial loss recognition over the next few years will remain at an amount near that to be recognized in 2012 before it begins to gradually decline.

The weighted average amortization period for our U.S. plans is approximately 14 years.

For further information on pensions and other postretirement benefits, refer to the Note to the Consolidated Financial Statements No. 17, Pension, Other Postretirement Benefits and Savings Plans.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

Our primary sources of liquidity are cash generated from our operating and financing activities. Our cash flows from operating activities are driven primarily by our operating results and changes in our working capital requirements and our cash flows from financing activities are dependent upon our ability to access credit or other capital.

We experienced uneven industry conditions in 2011 as the economic recovery in developed markets was impacted by uncertainty surrounding debt issues in Europe and the United States and continued high levels of unemployment, which had a negative impact on overall economic conditions. In emerging markets, high inflation and interest rates also contributed to uneven industry conditions. In 2011, we took several actions to strengthen our balance sheet and improve our liquidity, including the issuance of our mandatory convertible preferred stock, the redemption of a portion of our 10.5% senior notes due 2016 with the proceeds of that equity offering, the refinancing of our European revolving credit facility and the issuance of euro-denominated notes by GDTE. At December 31, 2011, we had solid liquidity, with approximately $5.3 billion of cash and cash equivalents and unused availability under our credit facilities.

For further information on the other strategic initiatives we pursued in 2011, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview."

At December 31, 2011, we had $2,772 million in Cash and cash equivalents, compared to $2,005 million at December 31, 2010. For the year ended December 31, 2011, net cash provided by operating activities was $773 million. Net income of $417 million and non-cash depreciation and amortization of $715 million were partially offset by working capital expenditures of $650 million. Higher raw material costs and increased selling prices drove the increase in working capital, while higher inventory units to support customer service levels and weaker industry sales in the fourth quarter, primarily in EMEA, also contributed. For the year ended December 31, 2011, net cash used by investing activities was $902 million and net cash provided by financing activities was $994 million. Cash and cash equivalents were favorably affected by the net proceeds from the issuance of our mandatory convertible preferred stock of $484 million and the issuance of €250 million aggregate principal amount of 6.75% senior notes due 2019. Partially offsetting these increases in Cash and cash equivalents were capital expenditures of $1,043 million and the redemption of $350 million of our 10.5% senior notes due 2016.

At December 31, 2011 and 2010, we had $2,544 million and $2,475 million, respectively, of unused availability under our various credit agreements. The table below provides unused availability by our significant credit facilities as of December 31:

(In millions)	2011	2010
First lien revolving credit facility	$1,093	$1,001
European revolving credit facility	511	664
Chinese credit facilities	188	394
Other domestic and international debt	410	158
Notes payable and overdrafts	342	258
	$2,544	$2,475

At December 31, 2011, our unused availability included $188 million that can only be used to finance the relocation and expansion of our manufacturing facility in China. These credit facilities, along with government grants, should provide funding for most of the cost related to the relocation and expansion of our manufacturing facility. There were $389 million of borrowings outstanding under these credit facilities at December 31, 2011.

We have deposited our cash and cash equivalents and entered into various credit agreements and derivative contracts with financial institutions that we considered to be substantial and creditworthy at the time of such transactions. We seek to control our exposure to these financial institutions by diversifying our deposits, credit agreements and derivative contracts across multiple financial institutions, by setting deposit and counterparty credit limits based on long term credit ratings and other indicators of credit risk such as credit default swap spreads, and by monitoring the financial strength of these financial institutions on a regular basis. We also enter into master netting agreements with counterparties when possible. By controlling and monitoring exposure to financial institutions in this manner, we believe that we effectively manage the risk of loss due to nonperformance by a financial institution. However, we cannot provide assurance that we will not experience losses or delays in accessing our deposits or lines of credit due to the nonperformance of a financial institution. Our inability to access our cash deposits or make draws on our lines of credit, or the inability of a counterparty to fulfill its contractual obligations to us, could have a material adverse effect on our liquidity, financial position or results of operations in the period in which it occurs.

In 2012, we expect our operating needs to include global contributions to our funded pension plans of approximately $550 million to $600 million and our investing needs to include capital expenditures of approximately $1.1 billion to $1.3 billion. We also expect interest expense to range between $360 million and $385 million and, when and if future dividends are declared, dividends on our mandatory convertible preferred stock to be $29 million. We intend to operate the business in a way that allows us to address these needs with our existing cash and available credit if they cannot be funded by cash generated from operations.

The Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010 (the "Pension Relief Act") provides funding relief for defined benefit pension plan sponsors by deferring near-term contributions. As allowed by the Pension Relief Act, we elected funding relief for the 2009 and 2011 plan years. Funding relief delays certain funding requirements for the elected plan years to years after 2014 and is expected to reduce our total U.S. pension contributions in 2011 to 2014 by approximately $275 million to $325 million. Current low interest rates have increased our funding requirements, thereby offsetting much of the benefit provided by funding relief. We currently estimate that we will be required to make contributions to our funded U.S. pension plans of approximately $425 million to $450 million in 2012 and $425 million to $475 million in 2013. If the current low interest rate environment continues without funding stabilization legislation, we will experience additional increases in our funding obligations in 2014. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingent Liabilities."

SRI has certain minority exit rights that, if triggered and exercised, could require us to make a substantial payment to acquire SRI's interests in GDTE and GDTNA following the determination of the fair value of SRI's interests. As of the date of this filing, SRI has not provided us notice of any exit rights that have become exercisable.

Our ability to service debt and operational requirements is also dependent, in part, on the ability of our subsidiaries to make distributions of cash to various other entities in our consolidated group, whether in the form of dividends, loans or otherwise. In certain countries where we operate, such as China, Venezuela, and South Africa, transfers of funds into or out of such countries by way of dividends, loans, advances or payments to third-party or affiliated suppliers are generally or periodically subject to certain requirements, such as obtaining approval from the foreign government and/or currency exchange board before net assets can be transferred out of the country. In addition, certain of our credit agreements and other debt instruments limit the ability of foreign subsidiaries to make distributions of cash. Thus, we would have to repay and/or amend these credit agreements and other debt instruments in order to use this cash to service our consolidated debt. Because of the inherent uncertainty of satisfactorily meeting these requirements or limitations, we do not consider the net assets of our subsidiaries, including our Chinese, Venezuelan and South African subsidiaries, that are subject to such requirements or limitations to be integral to our liquidity or our ability to service our debt and operational requirements. At December 31, 2011, approximately $647 million of net assets, including $534 million of cash and cash equivalents, were subject to such requirements, including $291 million of cash in Venezuela. The requirements we must comply with to transfer funds out of China and South Africa have not adversely impacted our ability to make transfers out of those countries.

Effective January 1, 2010, Venezuela's economy was considered to be highly inflationary under U.S. generally accepted accounting principles since it experienced a rate of general inflation in excess of 100% over the latest three year period, based upon the blended Consumer Price Index and National Consumer Price Index. Accordingly, the U.S. dollar was determined to be the functional currency of our Venezuelan subsidiary. All gains and losses resulting from the remeasurement of its financial statements since January 1, 2010 were determined using official exchange rates and are reported in Other Expense. Venezuela remained a highly inflationary economy for U.S. GAAP purposes during 2011.

On January 8, 2010, Venezuela established a two-tier exchange rate structure for essential and non-essential goods. For essential goods the official exchange rate was 2.6 bolivares fuertes to the U.S. dollar and for non-essential goods the official exchange rate was 4.3 bolivares fuertes to the U.S. dollar. On January 1, 2011, the two-tier exchange rate structure was eliminated. For our unsettled amounts at December 31, 2010 and going forward, the official exchange rate of 4.3 bolivares fuertes to the U.S. dollar is expected to be used for substantially all goods.

The $110 million foreign currency exchange loss in the first quarter of 2010 primarily consisted of a $157 million remeasurement loss on bolivar-denominated net monetary assets and liabilities, including deferred taxes, at the time of the January 2010 devaluation. The loss was primarily related to cash deposits in Venezuela that were remeasured at the official exchange rate of 4.3 bolivares fuertes applicable to non-essential goods, and was partially offset by a $47 million subsidy receivable related to U.S. dollar-denominated payables that were expected to be settled at the official subsidy exchange rate of 2.6 bolivares fuertes applicable to essential goods. Since we expected these payables to be settled at the subsidy essential goods rate, we established a subsidy receivable to reflect the expected benefit to be received in the form of the difference between the essential and non-essential goods exchange rates. Throughout 2010, we periodically assessed our ability to realize the benefit of the subsidy receivable, and a substantial portion of purchases by our Venezuelan subsidiary had qualified and settled at the official exchange rate for essential goods. As a result of the elimination of the official subsidy exchange rate for essential goods, we recorded a foreign exchange loss of $24 million in the fourth quarter of 2010 related to the reversal of the subsidy receivable at December 31, 2010.

If in the future we convert bolivares fuertes at a rate other than the official exchange rate or the official exchange rate is revised, we may realize additional losses that would be recorded in the Statement of Operations. At December 31, 2011, we had bolivar fuerte denominated monetary assets of $317 million, which consisted primarily of $291 million of cash, $18 million of deferred tax assets and $8 million of accounts receivable, and bolivar fuerte denominated monetary liabilities of $152 million which consisted primarily of $92 million of intercompany payables, including $59 million of dividends, $24 million of accounts payable — trade, $15 million of compensation and benefits and $14 million of income taxes payable. At December 31, 2010, we had bolivar fuerte denominated monetary assets of $210 million, which consisted primarily of $188 million of cash, $18 million of deferred tax assets and $4 million of accounts receivable, and bolivar fuerte denominated monetary liabilities of $75 million which consisted primarily of $48 million of intercompany payables, including $31 million of dividends, $12 million of accounts payable — trade and $7 million of compensation and benefits. All monetary assets and liabilities were remeasured at 4.3 bolivares fuertes to the U.S. dollar at December 31, 2011 and 2010.

Goodyear Venezuela's sales were 1.5% and 1.2% of our net sales for the twelve months ended December 31, 2011 and 2010, respectively. Goodyear Venezuela's cost of goods sold was 1.2% and 0.9% of our cost of goods sold for the twelve months ended December 31, 2011 and 2010, respectively. Goodyear Venezuela's sales are bolivar fuerte denominated and cost of goods sold are approximately 55% bolivar fuerte denominated and approximately 45% U.S. dollar-denominated. A further 10% decrease in the bolivar fuerte against the U.S. dollar would decrease Goodyear Venezuela's sales and increase cost of goods sold by approximately $39 million and approximately $26 million, respectively, on an annual basis.

During the twelve months ended December 31, 2011, Goodyear Venezuela settled $91 million and $12 million, respectively, of U.S. dollar-denominated intercompany payables and accounts payable — trade. For the twelve months ended December 31, 2011, 92% of those payables were settled at the official exchange rate of 4.3 bolivares fuertes to the U.S. dollar and 8% were settled at the essential goods rate of 2.6 bolivar fuertes to the U.S. dollar. At December 31, 2011, settlements of U.S. dollar-denominated liabilities pending before the currency exchange board were $159 million, all of which are expected to settle at the official exchange rate of 4.3 bolivares fuertes to the U.S. dollar. At December 31, 2011, $81 million of the requested settlements were pending up to 180 days, less than $1 million were pending from 180 to 360 days and $78 million were pending over one year. Amounts pending up to 180 days include imported tires and raw materials of $43 million and dividends payable of $28 million, and amounts pending over one year include dividends payable of $31 million, imported tires of $17 million and intercompany charges for royalties of $17 million. Currency exchange controls in Venezuela continue to limit our ability to remit funds from Venezuela.

Goodyear Venezuela contributed a significant portion of Latin American Tire's sales and operating income in 2011 and 2010. The devaluation of the Venezuelan bolivar fuerte against the U.S. dollar in January 2010 and weak economic conditions and operational disruptions in Venezuela adversely impacted Latin American Tire's operating income in 2010. We continue to face operational challenges in Venezuela, including inflationary cost pressures, high absenteeism, and difficulties importing raw materials and finished goods. In response to conditions in Venezuela, we continue to evaluate the need to adjust prices for our products while remaining competitive and have taken steps to address our operational challenges, including securing necessary approvals for import licenses and increasing the local production of certain tires. Our pricing policies take into account factors such as fluctuations in raw material and other production costs, market demand and adherence to government price controls.

We believe that our liquidity position is adequate to fund our operating and investing needs and debt maturities in 2012 and to provide us with flexibility to respond to further changes in the business environment. If market opportunities exist, we may choose to undertake additional financing actions in order to further enhance our liquidity position, which could include obtaining new bank debt or capital markets transactions. However, the challenges we face may cause a material reduction in our liquidity as a result of an adverse change in our cash flow from operations or our access to credit or other capital.

Cash Position

At December 31, 2011, significant concentrations of cash and cash equivalents held by our international subsidiaries included the following amounts:

- $793 million or 29% in Europe, Middle East and Africa, primarily Luxembourg and South Africa ($415 million or 21% at December 31, 2010),
- $430 million or 16% in Asia, primarily China, Australia and India ($393 million or 20% at December 31, 2010), and
- $527 million or 19% in Latin America, primarily Venezuela and Brazil ($368 million or 18% at December 31, 2010).

Operating Activities

Net cash provided by operations was $773 million in 2011, compared to $924 million in 2010 and $1,297 million in 2009. Operating cash flows in 2011 were favorably impacted by the improvement in earnings compared to 2010. Net cash used by working capital was $650 million in 2011, compared to net cash provided of $52 million and $1,081 million in 2010 and 2009, respectively. The increase in cash used for working capital in 2011 was due primarily to higher raw material costs and increased selling prices, while higher inventory units to support customer service levels and weaker industry sales in the fourth quarter, primarily in EMEA, also contributed.

Investing Activities

Net cash used in investing activities was $902 million in 2011, compared to $859 million in 2010 and $663 million in 2009. Capital expenditures were $1,043 million in 2011, compared to $944 million in 2010 and $746 million in 2009. Capital expenditures in 2011 increased from 2010 due primarily to the expansion of manufacturing capacity in China and Chile. Capital expenditures in 2010 and 2009 primarily related to projects targeted at increasing our capacity for high value-added tires, which were scaled back in 2009 due to the recessionary economic conditions. Investing cash flows in 2011 included cash inflows of $95 million from government grants related to the relocation and expansion of our manufacturing facility in China. Investing cash flows also reflect cash provided from the disposition of assets each year as a result of the realignment of operations under rationalization programs and the divestiture of non-core assets.

Financing Activities

Net cash provided by financing activities was $994 million in 2011, compared to $179 million in 2010 and net cash used of $654 million in 2009. Financing activities in 2011 included $484 million of net proceeds from the issuance of our mandatory convertible preferred stock and net borrowings of $562 million to fund working capital needs and capital expenditures. Included in these net borrowings were the issuance by GDTE of €250 million aggregate principal amount of 6.75% senior notes due 2019 and the redemption of $350 million in aggregate principal amount of our outstanding 10.5% senior notes due 2016.

Credit Sources

In aggregate, we had total credit arrangements of $8,129 million available at December 31, 2011, of which $2,544 million were unused, compared to $7,689 million available at December 31, 2010, of which $2,475 million were unused. At December 31, 2011, we had long term credit arrangements totaling $7,531 million, of which $2,202 million were unused, compared to $7,193 million and $2,217 million, respectively, at December 31, 2010. At December 31, 2011, we had short term committed and uncommitted credit arrangements totaling $598 million, of which $342 million were unused, compared to $496 million and $258 million, respectively, at December 31, 2010. The continued availability of the short term uncommitted arrangements is at the discretion of the relevant lender and may be terminated at any time.

See the Note to Consolidated Financial Statements, No. 15, Financing Arrangements and Derivative Financial Instruments for a discussion of the redemption of a portion of our 10.5% senior notes due 2016, the amendment and restatement of our European revolving credit facility and the issuance of €250 million of GDTE 6.75% senior notes due 2019. See the Note to Consolidated Financial Statements, No. 20, Mandatory Convertible Preferred Stock for a discussion of the issuance of our 5.875% mandatory convertible preferred stock.

Outstanding Notes

At December 31, 2011, we had $2,362 million of outstanding notes, compared to $2,371 million at December 31, 2010. For additional information on our outstanding notes, refer to the Note to Consolidated Financial Statements, No. 15, Financing Arrangements and Derivative Financial Instruments.

$1.5 Billion Amended and Restated First Lien Revolving Credit Facility due 2013

Our $1.5 billion first lien revolving credit facility is available in the form of loans or letters of credit, with letter of credit availability limited to $800 million. Subject to the consent of the lenders whose commitments are to be increased, we may request that the facility be increased by up to $250 million. Our obligations under the facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries. Our obligations under this facility and our subsidiaries' obligations under the related guarantees are secured by first priority security interests in various collateral. Availability under the facility is subject to a borrowing base, which is based on eligible accounts receivable and inventory of the parent company and certain of its U.S. and Canadian subsidiaries, after adjusting for customary factors that are subject to modification from time to time by the administrative agent and the majority lenders at their discretion (not to be exercised unreasonably). Modifications are based on the results of periodic collateral and borrowing base evaluations and appraisals. To the extent that our eligible accounts receivable and inventory decline, our borrowing base will decrease and the availability under the facility may decrease below $1.5 billion. In addition, if the amount of outstanding borrowings and letters of credit under the facility exceeds the borrowing base, we are required to prepay borrowings and/or cash collateralize letters of credit sufficient to eliminate the excess. As of December 31, 2011, our borrowing base was above the facility's stated amount of $1.5 billion.

At December 31, 2011 and 2010, we had no borrowings outstanding and $407 million and $474 million, respectively, of letters of credit issued under the revolving credit facility.

$1.2 Billion Amended and Restated Second Lien Term Loan Facility due 2014

Our obligations under this facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries and are secured by second priority security interests in the same collateral securing the $1.5 billion first lien revolving credit facility. At December 31, 2011 and 2010, this facility was fully drawn.

€400 Million Amended and Restated Senior Secured European Revolving Credit Facility due 2016

Our amended and restated €400 million revolving credit facility consists of a €100 million German tranche that is available only to Goodyear Dunlop Tires Germany GmbH (the "German borrower") and a €300 million all-borrower tranche that is available to GDTE, the German borrower and certain of GDTE's other subsidiaries. Up to €50 million in letters of credit are available for issuance under the all-borrower tranche. GDTE and certain of its subsidiaries in the United Kingdom, Luxembourg, France and Germany provide guarantees to support the facility. GDTE's obligations under the facility and the obligations of its subsidiaries under the related guarantees are secured by security interests in a variety of collateral. Goodyear and its U.S. and Canadian subsidiaries that guarantee our U.S. senior secured credit facilities also provide unsecured guarantees to support the facility.

As of December 31, 2011 and 2010, there were no borrowings under the European revolving credit facility. Letters of credit issued under the all-borrower tranche totaled $8 million (€6 million) as of December 31, 2011 and $12 million (€9 million) as of December 31, 2010.

Each of our first lien revolving credit facility and our European revolving credit facility have customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our financial condition since December 31, 2006 under the first lien facility and December 31, 2010 under the European facility. Each of the facilities described above have customary defaults, including cross-defaults to material indebtedness of Goodyear and our subsidiaries. For a description of the collateral securing the above facilities as well as the covenants applicable to them, please refer to "Covenant Compliance" below and the Note to the Consolidated Financial Statements No. 15, Financing Arrangements and Derivative Financial Instruments.

International Accounts Receivable Securitization Facilities (On-Balance Sheet)

GDTE and certain of its subsidiaries are parties to a pan-European accounts receivable securitization facility that provides up to €450 million of funding and expires in 2015. Utilization under this facility is based on current available receivable balances. The facility is subject to customary annual renewal of back-up liquidity commitments.

The facility involves an ongoing daily sale of substantially all of the trade accounts receivable of certain GDTE subsidiaries to a bankruptcy-remote French company controlled by one of the liquidity banks in the facility. These subsidiaries retain servicing responsibilities. As of December 31, 2011 and 2010, the amount available and fully utilized under this program totaled $393 million (€303 million) and $319 million (€238 million), respectively. The program did not qualify for sale accounting, and accordingly, these amounts are included in Long term debt and capital leases.

In addition to the pan-European accounts receivable securitization facility discussed above, subsidiaries in Australia have an accounts receivable securitization program totaling $75 million and $72 million at December 31, 2011 and 2010, respectively. The receivables sold under this program also serve as collateral for the related facility. We retain the risk of loss related to these receivables in the event of non-payment. These amounts are included in Notes payable and overdrafts.

Accounts Receivable Factoring Facilities (Off-Balance Sheet)

Various subsidiaries sold certain of their trade receivables under off-balance sheet programs during 2011 and 2010. For these programs, we have concluded that there is generally no risk of loss to us from non-payment of the sold receivables. At December 31, 2011 and 2010, the gross amount of receivables sold was $190 million and $126 million, respectively.

Other Foreign Credit Facilities

Our Chinese subsidiary has two financing agreements in China. At December 31, 2011, these non-revolving credit facilities had total unused availability of 1.2 billion renminbi ($188 million) and can only be used to finance the relocation and expansion of our manufacturing facility in China. The facilities contain covenants relating to our Chinese subsidiary and have customary representations and warranties and defaults relating to our Chinese subsidiary's ability to perform its obligations under the facilities. One of the facilities (with 1.1 billion renminbi of unused availability at December 31, 2011) matures in 2018 and principal amortization begins in 2015. There were $199 million and $99 million of borrowings outstanding under this facility at December 31, 2011 and 2010, respectively. The other facility (with 0.1 billion renminbi of unused availability at

December 31, 2011) matures in 2019 and principal amortization begins in 2015. There were $190 million and $54 million of borrowings outstanding under this facility at December 31, 2011 and 2010, respectively. Restricted cash of $9 million and $8 million was related to funds obtained under these credit facilities at December 31, 2011 and 2010, respectively.

Covenant Compliance

Our amended and restated first lien revolving and second lien credit facilities and some of the indentures governing our notes contain certain covenants that, among other things, limit our ability to incur additional debt or issue redeemable preferred stock, make certain restricted payments or investments, incur liens, sell assets, incur restrictions on the ability of our subsidiaries to pay dividends to us, enter into affiliate transactions, engage in sale and leaseback transactions, and consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications.

We have additional financial covenants in our first lien revolving and second lien credit facilities that are currently not applicable. We only become subject to these financial covenants when certain events occur. These financial covenants and related events are as follows:

- We become subject to the financial covenant contained in our first lien revolving credit facility when the aggregate amount of our Parent Company and Guarantor subsidiaries cash and cash equivalents ("Available Cash") plus our availability under our first lien revolving credit facility is less than $150 million. If this were to occur, our ratio of EBITDA to Consolidated Interest Expense may not be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters. As of December 31, 2011, our availability under this facility of $1,093 million, plus our Available Cash of $1,024 million, totaled $2.1 billion, which is in excess of $150 million.
- We become subject to a covenant contained in our second lien credit facility upon certain asset sales. The covenant provides that, before we use cash proceeds from certain asset sales to repay any junior lien, senior unsecured or subordinated indebtedness, we must first offer to prepay borrowings under the second lien credit facility unless our ratio of Consolidated Net Secured Indebtedness to EBITDA (Pro Forma Senior Secured Leverage Ratio) for any period of four consecutive fiscal quarters is equal to or less than 3.0 to 1.0.

In addition, our amended and restated European revolving credit facility contains non-financial covenants similar to the non-financial covenants in our first and second lien credit facilities that are described above and a financial covenant applicable only to GDTE and its subsidiaries. This financial covenant provides that we are not permitted to allow GDTE's ratio of Consolidated Net J.V. Indebtedness to Consolidated European J.V. EBITDA for a period of four consecutive fiscal quarters to be greater than 3.0 to 1.0 at the end of any fiscal quarter. Consolidated Net J.V. Indebtedness is determined net of the sum of cash and cash equivalents in excess of $100 million held by GDTE and its subsidiaries, cash and cash equivalents in excess of $150 million held by the Parent Company and its U.S. subsidiaries and availability under our first lien revolving credit facility if the ratio of EBITDA to Consolidated Interest Expense described above is not applicable and the conditions to borrowing under the first lien revolving credit facility are met. Consolidated Net J.V. Indebtedness also excludes loans from other consolidated Goodyear entities. This financial covenant is also included in our pan-European accounts receivable securitization facility. At December 31, 2011, we were in compliance with this financial covenant.

Our amended and restated credit facilities also state that we may only incur additional debt or make restricted payments that are not otherwise expressly permitted if, after giving effect to the debt incurrence or the restricted payment, our ratio of EBITDA to Consolidated Interest Expense for the prior four fiscal quarters would exceed 2.0 to 1.0. Certain of our senior note indentures have substantially similar limitations on incurring debt and making restricted payments. Our credit facilities and indentures also permit the incurrence of additional debt through other provisions in those agreements without regard to our ability to satisfy the ratio-based incurrence test described above. We believe that these other provisions provide us with sufficient flexibility to incur additional debt necessary to meet our operating, investing and financing needs without regard to our ability to satisfy the ratio-based incurrence test.

There are no known future changes to, or new covenants in, any of our existing debt obligations other than as described above. Covenants could change based upon a refinancing or amendment of an existing facility, or additional covenants may be added in connection with the incurrence of new debt.

As of December 31, 2011, we were in compliance with the currently applicable material covenants imposed by our principal credit facilities and indentures.

The terms "Available Cash," "EBITDA," "Consolidated Interest Expense," "Consolidated Net Secured Indebtedness," "Pro Forma Senior Secured Leverage Ratio," "Consolidated Net J.V. Indebtedness" and "Consolidated European J.V. EBITDA" have the meanings given them in the respective credit facilities.

Potential Future Financings

In addition to our previous financing activities, we may seek to undertake additional financing actions which could include restructuring bank debt or capital markets transactions, possibly including the issuance of additional debt or equity. Given the challenges that we face and the uncertainties of the market conditions, access to the capital markets cannot be assured.

Our future liquidity requirements may make it necessary for us to incur additional debt. However, a substantial portion of our assets are already subject to liens securing our indebtedness. As a result, we are limited in our ability to pledge our remaining assets as security for additional secured indebtedness. In addition, no assurance can be given as to our ability to raise additional unsecured debt.

Dividends

Under our primary credit facilities we are permitted to pay dividends on our common stock as long as no default will have occurred and be continuing, additional indebtedness can be incurred under the credit facilities following the payment, and certain financial tests are satisfied.

So long as any of our mandatory convertible preferred stock is outstanding, no dividend, except a dividend payable in shares of our common stock, or other shares ranking junior to the mandatory convertible preferred stock, may be paid or declared or any distribution be made on shares of our common stock unless all accrued and unpaid dividends on the then outstanding mandatory convertible preferred stock payable on all dividend payment dates occurring on or prior to the date of such action have been declared and paid or sufficient funds have been set aside for that payment.

Asset Dispositions

The restrictions on asset sales imposed by our material indebtedness have not affected our strategy of divesting non-core businesses, and those divestitures have not affected our ability to comply with those restrictions.

COMMITMENTS AND CONTINGENT LIABILITIES

Contractual Obligations

The following table presents our contractual obligations and commitments to make future payments as of December 31, 2011:

(In millions)	Payment Due by Period as of December 31, 2011						
	Total	2012	2013	2014	2015	2016	Beyond 2016
Debt Obligations(1)	$ 5,170	$ 398	$ 81	$1,241	$ 489	$ 952	$2,009
Capital Lease Obligations(2)	31	14	13	1	1	1	1
Interest Payments(3)	2,060	333	312	287	268	204	656
Operating Leases(4)	1,431	322	284	214	163	122	326
Pension Benefits(5)	3,002	600	613	763	563	463	NA
Other Postretirement Benefits(6)	425	54	49	46	44	41	191
Workers' Compensation(7)	407	63	56	36	27	21	204
Binding Commitments(8)	4,432	2,590	727	525	511	44	35
Uncertain Income Tax Positions(9)	47	16	12	2	11	—	6
	$17,005	$4,390	$2,147	$3,115	$2,077	$1,848	$3,428

(1) Debt obligations include Notes payable and overdrafts.

(2) The minimum lease payments for capital lease obligations are $51 million.

(3) These amounts represent future interest payments related to our existing debt obligations and capital leases based on fixed and variable interest rates specified in the associated debt and lease agreements. Payments related to variable rate debt are based on the six-month LIBOR rate at December 31, 2011 plus the specified margin in the associated debt agreements for each period presented. The amounts provided relate only to existing debt obligations and do not assume the refinancing or replacement of such debt.

(4) Operating lease obligations have not been reduced by minimum sublease rentals of $44 million, $38 million, $28 million, $21 million, $11 million and $21 million in each of the periods above, respectively, for a total of $163 million. Payments, net of minimum sublease rentals, total $1,268 million. The present value of the net operating lease payments is $971 million. The operating leases relate to, among other things, real estate, vehicles, data processing equipment and miscellaneous other assets. No asset is leased from any related party.

(5) The obligation related to pension benefits is actuarially determined and is reflective of obligations as of December 31, 2011. Although subject to change, the amounts set forth in the table represent the midpoint of the range of our estimated minimum funding requirements for U.S. defined benefit pension plans under current ERISA law, including the election of funding relief as allowed by the Pension Relief Act; and the midpoint of the range of our expected contributions to our funded non-U.S. pension plans, plus expected cash funding of direct participant payments to our U.S. and non-U.S. pension plans.

The expected contributions for our U.S. plans are based upon a number of assumptions, including:

- Projected Target Liability interest rate of 5.37% for 2012, 4.95% for 2013, 4.70% for 2014, 4.79% for 2015 and 4.91% for 2016, and
- plan asset returns of 8.5% for 2012 and beyond.

Future contributions are also affected by other factors such as:

- future interest rate levels,
- the amount and timing of asset returns, and
- how contributions in excess of the minimum requirements could impact the amount and timing of future contributions.

(6) The payments presented above are expected payments for the next 10 years. The payments for other postretirement benefits reflect the estimated benefit payments of the plans using the provisions currently in effect. Under the relevant summary plan descriptions or plan documents we have the right to modify or terminate the plans. The obligation related to other postretirement benefits is actuarially determined on an annual basis. The estimated payments have been reduced to reflect the provisions of the Medicare Prescription Drug Improvement and Modernization Act of 2003.

(7) The payments for workers' compensation obligations are based upon recent historical payment patterns on claims. The present value of anticipated claims payments for workers' compensation is $302 million.

(8) Binding commitments are for raw materials, capital expenditures, utilities, and various other types of contracts. The obligations to purchase raw materials include supply contracts at both fixed and variable prices. Those with variable prices are based on index rates for those commodities at December 31, 2011.

(9) These amounts primarily represent expected payments with interest for uncertain tax positions as of December 31, 2011. We have reflected them in the period in which we believe they will be ultimately settled based upon our experience with these matters.

Additional other long term liabilities include items such as general and product liabilities, environmental liabilities and miscellaneous other long term liabilities. These other liabilities are not contractual obligations by nature. We cannot, with any degree of reliability, determine the years in which these liabilities might ultimately be settled. Accordingly, these other long term liabilities are not included in the above table.

In addition, the following contingent contractual obligations, the amounts of which cannot be estimated, are not included in the table above:

- The terms and conditions of our global alliance with SRI, as set forth in the global alliance agreements between SRI and us, provide for certain minority exit rights available to SRI upon the occurrence of certain events enumerated in the global alliance agreements, including certain bankruptcy events, changes in our control or breaches of the global alliance agreements. SRI's exit rights, in the event of the occurrence of a triggering event and the subsequent exercise of SRI's exit rights, could require us to make a substantial payment to acquire SRI's minority interests in GDTE and GDTNA following the determination of the fair value of SRI's interests.

- Pursuant to certain long term agreements, we will purchase varying amounts of certain raw materials and finished goods at agreed upon base prices that may be subject to periodic adjustments for changes in raw material costs and market price adjustments, or in quantities that may be subject to periodic adjustments for changes in our or our suppliers production levels.

We do not engage in the trading of commodity contracts or any related derivative contracts. We generally purchase raw materials and energy through short term, intermediate and long term supply contracts at fixed prices or at formula prices related to market prices or negotiated prices. We may, however, from time to time, enter into contracts to hedge our energy costs.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has:

- made guarantees,

- retained or held a contingent interest in transferred assets,

- undertaken an obligation under certain derivative instruments, or

- undertaken any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

We have entered into certain arrangements under which we have provided guarantees that are off-balance sheet arrangements. Those guarantees totaled approximately $105 million at December 31, 2011 and expire at various times through 2023. For further information about our guarantees, refer to the Note to the Consolidated Financial Statements No. 19, Commitments and Contingent Liabilities.

FORWARD-LOOKING INFORMATION — SAFE HARBOR STATEMENT

Certain information in this Annual Report (other than historical data and information) may constitute forward-looking statements regarding events and trends that may affect our future operating results and financial position. The words "estimate," "expect," "intend" and "project," as well as other words or expressions of similar meaning, are intended to identify forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. Such statements are based on current expectations and assumptions, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including:

- if we do not achieve projected savings from various cost reduction initiatives or successfully implement other strategic initiatives our operating results, financial condition and liquidity may be materially adversely affected;
- higher raw material and energy costs may materially adversely affect our operating results and financial condition;
- our pension plans are significantly underfunded and further increases in the underfunded status of the plans could significantly increase the amount of our required contributions and pension expense;
- we face significant global competition, increasingly from lower cost manufacturers, and our market share could decline;
- deteriorating economic conditions in any of our major markets, or an inability to access capital markets or third-party financing when necessary, may materially adversely affect our operating results, financial condition and liquidity;
- work stoppages, financial difficulties or supply disruptions at our major OE customers, dealers or suppliers could harm our business;
- our capital expenditures may not be adequate to maintain our competitive position and may not be implemented in a timely or cost-effective manner;
- if we experience a labor strike, work stoppage or other similar event our financial position, results of operations and liquidity could be materially adversely affected;
- our long term ability to meet current obligations and to repay maturing indebtedness is dependent on our ability to access capital markets in the future and to improve our operating results;
- we have a substantial amount of debt, which could restrict our growth, place us at a competitive disadvantage or otherwise materially adversely affect our financial health;
- any failure to be in compliance with any material provision or covenant of our secured credit facilities could have a material adverse effect on our liquidity and our results of operations;
- our international operations have certain risks that may materially adversely affect our operating results;
- we have foreign currency translation and transaction risks that may materially adversely affect our operating results, financial condition and liquidity;
- our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly;

- we have substantial fixed costs and, as a result, our operating income fluctuates disproportionately with changes in our net sales;
- we may incur significant costs in connection with product liability and other tort claims;
- our reserves for product liability and other tort claims and our recorded insurance assets are subject to various uncertainties, the outcome of which may result in our actual costs being significantly higher than the amounts recorded;
- we may be required to provide letters of credit or post cash collateral if we are subject to a significant adverse judgment or if we are unable to obtain surety bonds, which may have a material adverse effect on our liquidity;
- we are subject to extensive government regulations that may materially adversely affect our operating results;
- the terms and conditions of our global alliance with SRI provide for certain exit rights available to SRI upon the occurrence of certain events, which could require us to make a substantial payment to acquire SRI's minority interests in GDTE and GDTNA following the determination of the fair value of those interests;
- we may be adversely affected by any disruption in, or failure of, our information technology systems;
- if we are unable to attract and retain key personnel, our business could be materially adversely affected; and
- we may be impacted by economic and supply disruptions associated with events beyond our control, such as war, acts of terror, political unrest, public health concerns, labor disputes or natural disasters.

It is not possible to foresee or identify all such factors. We will not revise or update any forward-looking statement or disclose any facts, events or circumstances that occur after the date hereof that may affect the accuracy of any forward-looking statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We utilize derivative financial instrument contracts and nonderivative instruments to manage interest rate, foreign exchange and commodity price risks. We have established a control environment that includes policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. We do not hold or issue derivative financial instruments for trading purposes.

Commodity Price Risk

The raw materials costs to which our operations are principally exposed include the cost of natural rubber, synthetic rubber, carbon black, fabrics, steel cord and other petrochemical-based commodities. Approximately two-thirds of our raw materials are oil-based derivatives, the cost of which may be affected by fluctuations in the price of oil. We currently do not hedge commodity prices. We do, however, use various strategies to partially offset cost increases for raw materials, including centralizing purchases of raw materials through our global procurement organization in an effort to leverage our purchasing power, expanding our capabilities to substitute lower-cost raw materials and reducing the amount of natural rubber required in each tire.

Interest Rate Risk

We continuously monitor our fixed and floating rate debt mix. Within defined limitations, we manage the mix using refinancing. At December 31, 2011, 43% of our debt was at variable interest rates averaging 4.36% compared to 41% at an average rate of 3.72% at December 31, 2010.

The following table presents information about long term fixed rate debt, excluding capital leases, at December 31:

(In millions)	2011	2010
Carrying amount — liability	$2,843	$2,691
Fair value — liability	2,891	2,791
Pro forma fair value — liability	2,993	2,893

The pro forma information assumes a 100 basis point decrease in market interest rates at December 31 of each year, and reflects the estimated fair value of fixed rate debt outstanding at that date under that assumption. The sensitivity of our fixed rate debt to changes in interest rates was determined using current market pricing models.

Foreign Currency Exchange Risk

We enter into foreign currency contracts in order to reduce the impact of changes in foreign exchange rates on our consolidated results of operations and future foreign currency-denominated cash flows. These contracts reduce exposure to currency movements affecting existing foreign currency-denominated assets, liabilities, firm commitments and forecasted transactions resulting primarily from trade receivables and payables, equipment acquisitions, intercompany loans and royalty agreements, and forecasted purchases and sales. Contracts hedging short-term trade receivables and payables normally have no hedging designation.

The following table presents foreign currency derivative information at December 31:

(In millions)	2011	2010
Fair value — asset (liability)	$31	$9
Pro forma decrease in fair value	(117)	(113)
Contract maturities	1/12 - 10/19	1/11 - 10/19

The pro forma decrease in fair value assumes a 10% adverse change in underlying foreign exchange rates at December 31 of each year, and reflects the estimated change in the fair value of positions outstanding at that date under that assumption. The sensitivity of our foreign currency positions to changes in exchange rates was determined using current market pricing models.

Fair values are recognized on the Consolidated Balance Sheets at December 31 as follows:

(In millions)	2011	2010
Asset (liability):		
Accounts receivable	$37	$ 25
Other Assets	—	1
Other current liabilities	(5)	(17)
Other long term liabilities	(1)	—

For further information on foreign currency contracts, refer to the Note to the Consolidated Financial Statements No. 15, Financing Arrangements and Derivative Financial Instruments.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a discussion of our management of counterparty risk.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	Year Ended December 31, 2011	2010	2009
Net Sales	$22,767	$18,832	$16,301
Cost of Goods Sold	18,821	15,452	13,676
Selling, Administrative and General Expense	2,822	2,630	2,404
Rationalizations (Note 2)	103	240	227
Interest Expense (Note 5)	330	316	311
Other Expense (Note 3)	73	186	40
Income (Loss) before Income Taxes	618	8	(357)
United States and Foreign Taxes (Note 6)	201	172	7
Net Income (Loss)	417	(164)	(364)
Less: Minority Shareholders' Net Income	74	52	11
Goodyear Net Income (Loss)	343	(216)	(375)
Less: Preferred Stock Dividends	22	—	—
Goodyear Net Income (Loss) available to Common Shareholders	$ 321	$ (216)	$ (375)
Goodyear Net Income (Loss) available to Common Shareholders — Per Share of Common Stock			
Basic	$ 1.32	$ (0.89)	$ (1.55)
Weighted Average Shares Outstanding (Note 7)	244	242	241
Diluted	$ 1.26	$ (0.89)	$ (1.55)
Weighted Average Shares Outstanding (Note 7)	271	242	241

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)	December 31, 2011	2010
Assets		
Current Assets:		
Cash and Cash Equivalents (Note 1)	$ 2,772	$ 2,005
Accounts Receivable (Note 9)	2,849	2,736
Inventories (Note 10)	3,856	2,977
Prepaid Expenses and Other Current Assets	335	327
Total Current Assets	9,812	8,045
Goodwill (Note 11)	654	683
Intangible Assets (Note 11)	157	161
Deferred Income Taxes (Note 6)	145	58
Other Assets (Note 12)	486	518
Property, Plant and Equipment (Note 13)	6,375	6,165
Total Assets	$17,629	$15,630
Liabilities		
Current Liabilities:		
Accounts Payable-Trade	$ 3,668	$ 3,107
Compensation and Benefits (Notes 17 and 18)	799	756
Other Current Liabilities	1,050	1,018
Notes Payable and Overdrafts (Note 15)	256	238
Long Term Debt and Capital Leases due Within One Year (Note 15)	156	188
Total Current Liabilities	5,929	5,307
Long Term Debt and Capital Leases (Note 15)	4,789	4,319
Compensation and Benefits (Notes 17 and 18)	4,002	3,415
Deferred and Other Noncurrent Income Taxes (Note 6)	244	242
Other Long Term Liabilities	1,041	842
Total Liabilities	16,005	14,125
Commitments and Contingent Liabilities (Note 19)		
Minority Shareholders' Equity (Note 1)	607	584
Shareholders' Equity		
Goodyear Shareholders' Equity		
Preferred Stock, no par value: (Note 20)		
Authorized, 50 million shares, Outstanding shares — 10 million (0 in 2010), liquidation preference $50 per share	500	—
Common Stock, no par value:		
Authorized, 450 million shares, Outstanding shares — 245 million (243 million in 2010)	245	243
Capital Surplus	2,808	2,805
Retained Earnings	1,187	866
Accumulated Other Comprehensive Loss (Note 21)	(3,991)	(3,270)
Goodyear Shareholders' Equity	749	644
Minority Shareholders' Equity — Nonredeemable	268	277
Total Shareholders' Equity	1,017	921
Total Liabilities and Shareholders' Equity	$17,629	$15,630

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in millions)	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Goodyear Shareholders' Equity	Minority Shareholders' Equity — Non-Redeemable	Total Shareholders' Equity
Balance at December 31, 2008								
(after deducting 9,599,694 treasury shares)	241,289,921	$241	$2,764	$1,463	$(3,446)	$1,022	$231	$1,253
Comprehensive income (loss):								
Net (loss) income				(375)		(375)	28	(347)
Foreign currency translation (net of tax of $22)					217	217	7	224
Reclassification adjustment for amounts recognized in income (net of tax of $0)					(17)	(17)		(17)
Amortization of prior service cost and unrecognized gains and losses included in net periodic benefit cost (net of tax of $57)					121	121		121
Increase in net actuarial losses (net of tax benefit of $19)					(277)	(277)		(277)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments and settlements (net of tax of $1)					43	43		43
Prior service cost from plan amendments (net of tax of $7)					(16)	(16)		(16)
Other (net of tax benefit of $2)					3	3		3
Other comprehensive income (loss)						74	7	81
Total comprehensive income (loss)						(301)	35	(266)
Dividends declared to minority shareholders							(15)	(15)
Stock-based compensation plans			18			18		18
Common stock issued from treasury (Note 18)	912,498	1	1			2		2
Other				(6)		(6)		(6)
Balance at December 31, 2009								
(after deducting 8,687,196 treasury shares)	242,202,419	$242	$2,783	$1,082	$(3,372)	$ 735	$251	$ 986

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY — (Continued)

(Dollars in millions)	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Goodyear Shareholders' Equity	Minority Shareholders' Equity — Non-Redeemable	Total Shareholders' Equity
Balance at December 31, 2009								
(after deducting 8,687,196 treasury shares)	242,202,419	$242	$2,783	$1,082	$(3,372)	$ 735	$251	$ 986
Comprehensive income (loss):								
Net (loss) income				(216)		(216)	34	(182)
Foreign currency translation (net of tax of $1)					55	55	5	60
Amortization of prior service cost and unrecognized gains and losses included in net periodic benefit cost (net of tax of $6)					162	162		162
Increase in net actuarial losses (net of tax benefit of $21)					(178)	(178)		(178)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments and settlements (net of tax of $4)					60	60		60
Prior service cost from plan amendments (net of tax of $0)					(1)	(1)		(1)
Other (net of tax of $0)					4	4	—	4
Other comprehensive income (loss)						102	5	107
Total comprehensive income (loss)						(114)	39	(75)
Dividends declared to minority shareholders							(13)	(13)
Stock-based compensation plans			16			16		16
Common stock issued from treasury (Note 18)	736,530	1	6	—	—	7	—	7
Balance at December 31, 2010								
(after deducting 7,950,743 treasury shares)	242,938,949	$243	$2,805	$ 866	$(3,270)	$ 644	$277	$ 921

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY — (Continued)

(Dollars in millions)	Preferred Stock		Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Goodyear Shareholders' Equity	Minority Shareholders' Equity — Non-Redeemable	Total Shareholders' Equity
	Shares	Amount	Shares	Amount						
Balance at December 31, 2010										
(after deducting 7,950,743 treasury shares)	—	$ —	242,938,949	$243	$2,805	$ 866	$(3,270)	$ 644	$277	$ 921
Comprehensive income (loss):										
Net income						343		343	39	382
Foreign currency translation (net of tax of $0)							(140)	(140)	(27)	(167)
Amortization of prior service cost and unrecognized gains and losses included in total benefit cost (net of tax of $8)							157	157		157
Increase in net actuarial losses (net of tax benefit of $28)							(770)	(770)		(770)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments, settlements and divestitures (net of tax of $1)							18	18		18
Deferred derivative gain (net of tax of $1)							3	3		3
Reclassification adjustment for amounts recognized in income (net of tax of $2)							6	6		6
Unrealized investment gains (net of tax of $0)							5	5		5
Other comprehensive income (loss)								(721)	(27)	(748)
Total comprehensive income (loss)								(378)	12	(366)
Dividends declared to minority shareholders									(20)	(20)
Stock-based compensation plans					13			13		13
Preferred stock issued (Note 20)	10,000,000	500			(16)			484		484
Preferred stock dividends declared (Note 20)						(22)		(22)		(22)
Common stock issued from treasury (Note 18)			1,596,892	2	6			8		8
Other									(1)	(1)
Balance at December 31, 2011										
(after deducting 6,353,851 treasury shares)	10,000,000	$500	244,535,841	$245	$2,808	$1,187	$(3,991)	$ 749	$268	$1,017

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY — (Continued)

The following table presents changes in Minority Equity presented outside of Shareholders' Equity:

(In millions)	2011	2010	2009
Balance at beginning of year	$584	$593	$619
Comprehensive income (loss):			
Net income (loss)	35	18	(17)
Foreign currency translation (net of tax of $0 in all periods)	(19)	(44)	27
Prior service cost from defined benefit plan amendment (net of tax of $0 in all periods)	—	—	(1)
Amortization of prior service cost and unrecognized gains and losses included in total benefit cost (net of tax of $0 in all periods)	5	5	7
Decrease (increase) in net actuarial losses (net of tax of $2 in 2011, benefit of ($2) in 2010, and $0 in 2009)	1	11	(59)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments and settlements (net of tax of $0 in all periods)	—	—	11
Deferred derivative gain (net of tax of $0 in all periods)	1	—	—
Reclassification adjustment for amounts recognized in income (net of tax of $0 in all periods)	2	—	—
Total comprehensive income (loss)	25	(10)	(32)
Dividends declared to minority shareholders	(2)	—	—
Other	—	1	6
Balance at end of year	$607	$584	$593

Consolidated comprehensive loss was ($341) million, ($85) million, and ($298) million in 2011, 2010, and 2009, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended December 31, 2011	2010	2009
Cash Flows from Operating Activities:			
Net Income (Loss)	$ 417	$ (164)	$ (364)
Adjustments to reconcile net income (loss) to cash flows from operating activities:			
Depreciation and amortization	715	652	636
Amortization and write-off of debt issuance costs	34	27	20
Net rationalization charges (Note 2)	103	240	227
Net (gains) losses on asset sales (Note 3)	(16)	(73)	30
Pension contributions and direct payments	(294)	(405)	(430)
Rationalization payments	(142)	(57)	(200)
Venezuela currency devaluation (Note 3)	—	134	—
Customer prepayments and government grants	212	6	14
Changes in operating assets and liabilities, net of asset acquisitions and dispositions:			
Accounts receivable	(337)	(181)	139
Inventories	(1,009)	(536)	1,265
Accounts payable — trade	696	769	(323)
Compensation and benefits	384	428	287
Other current liabilities	89	103	24
Other assets and liabilities	(79)	(19)	(28)
Total Cash Flows from Operating Activities	773	924	1,297
Cash Flows from Investing Activities:			
Capital expenditures	(1,043)	(944)	(746)
Asset dispositions (Notes 3 and 4)	76	70	43
Government grants received	95	—	—
Increase in restricted cash	(25)	(11)	(3)
Return of investment in The Reserve Primary Fund (Note 12)	—	26	47
Other transactions	(5)	—	(4)
Total Cash Flows from Investing Activities	(902)	(859)	(663)
Cash Flows from Financing Activities:			
Short term debt and overdrafts incurred	179	85	85
Short term debt and overdrafts paid	(138)	(68)	(186)
Long term debt incurred	3,171	1,750	2,026
Long term debt paid	(2,650)	(1,555)	(2,544)
Proceeds from issuance of preferred stock (Note 20)	484	—	—
Preferred stock dividends paid (Note 20)	(15)	—	—
Common stock issued (Note 18)	8	1	2
Transactions with minority interests in subsidiaries	(24)	(13)	(15)
Debt related costs and other transactions	(21)	(21)	(22)
Total Cash Flows from Financing Activities	994	179	(654)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(98)	(161)	48
Net Change in Cash and Cash Equivalents	767	83	28
Cash and Cash Equivalents at Beginning of the Year	2,005	1,922	1,894
Cash and Cash Equivalents at End of the Year	$ 2,772	$ 2,005	$ 1,922

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Accounting Policies

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

Basis of Presentation

Recently Issued Accounting Standards

In May 2011 the Financial Accounting Standards Board ("FASB") issued an accounting standards update with new guidance on fair value measurement and disclosure requirements. The standards update does not extend the use of fair value accounting beyond that currently required under U.S. GAAP, but instead provides guidance on the application of fair value accounting where it is already required or permitted by other standards. The standards update also requires additional disclosures related to transfers of financial instruments within the fair value hierarchy and quantitative and qualitative disclosures related to significant unobservable inputs. The standards update is effective for fiscal years beginning after December 15, 2011. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

In June 2011 the FASB issued an accounting standards update with new guidance on the presentation of other comprehensive income. The standards update eliminates the option of presenting other comprehensive income and its components in the statement of shareholders' equity. The standards update now requires an entity to either present components of net income and other comprehensive income in one continuous statement or in two separate but consecutive statements. The standard will require us to change the presentation of other comprehensive income in our financial statements effective for fiscal years beginning after December 15, 2011.

In December 2011 the FASB issued an accounting standards update requiring new disclosures about financial instruments and derivative instruments that are either offset by or subject to an enforceable master netting arrangement or similar agreement. The standards update is effective for fiscal years beginning after December 15, 2012. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Recently Adopted Accounting Standards

In September 2011 the FASB issued an accounting standards update with new guidance on annual goodwill impairment testing. The standards update allows an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If based on its qualitative assessment an entity concludes it is more likely than not that the fair value of a reporting unit is less than its carrying amount, quantitative impairment testing is required. However, if an entity concludes otherwise, quantitative impairment testing is not required. The standards update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We have elected to early adopt the standards update effective July 1, 2011. We completed a qualitative assessment of goodwill at July 31, 2011 and concluded it is more likely than not that the fair value of each reporting unit is not less than its carrying value and, therefore, did not perform a quantitative assessment.

Other

We are a party to shareholder agreements concerning certain of our less-than-wholly-owned consolidated subsidiaries. Under the terms of certain of these agreements, the minority shareholders have the right to require us to purchase their ownership interests in the respective subsidiaries if there is a change in control of the Company or a bankruptcy of the Company. Accordingly, we have reported the minority equity in those subsidiaries outside of shareholders' equity.

Principles of Consolidation

The consolidated financial statements include the accounts of all majority-owned subsidiaries and variable interest entities in which we are the primary beneficiary. Investments in companies in which we do not own a majority interest and we have the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. Investments in other companies are carried at cost. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to:

- recoverability of intangibles and other long-lived assets,
- deferred tax asset valuation allowances and uncertain income tax positions,
- workers' compensation,
- general and product liabilities and other litigation,
- pension and other postretirement benefits, and
- various other operating allowances and accruals, based on currently available information.

Changes in facts and circumstances may alter such estimates and affect results of operations and financial position in future periods.

Revenue Recognition and Accounts Receivable Valuation

Revenues are recognized when finished products are shipped to unaffiliated customers, both title and the risks and rewards of ownership are transferred or services have been rendered and accepted, and collectability is reasonably assured. A provision for sales returns, discounts and allowances is recorded at the time of sale. Appropriate provisions are made for uncollectible accounts based on historical loss experience, portfolio duration, economic conditions and credit risk. The adequacy of the allowances are assessed quarterly.

Shipping and Handling Costs

Costs incurred for transportation of products to customers are recorded as a component of Cost of Goods Sold ("CGS").

Research and Development Costs

Research and development costs include, among other things, materials, equipment, compensation and contract services. These costs are expensed as incurred and included as a component of CGS. Research and development expenditures were $369 million, $342 million, and $337 million in 2011, 2010, and 2009, respectively.

Warranty

Warranties are provided on the sale of certain of our products and services and an accrual for estimated future claims is recorded at the time revenue is recognized. Tire replacement under most of the warranties we offer is on a prorated basis. Warranty reserves are based on past claims experience, sales history and other considerations. Refer to Note 19.

Environmental Cleanup Matters

We expense environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. We determine our liability on a site by site basis and record a liability at the time when it is probable and can be reasonably estimated. Our estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. Our estimated liability is not discounted or reduced for possible recoveries from insurance carriers. Refer to Note 19.

Legal Costs

We record a liability for estimated legal and defense costs related to pending general and product liability claims, environmental matters and workers' compensation claims. Refer to Note 19.

Advertising Costs

Costs incurred for producing and communicating advertising are generally expensed when incurred as a component of Selling, Administrative and General Expense ("SAG"). Costs incurred under our cooperative advertising program with dealers and franchisees are generally recorded as reductions of sales as related revenues are recognized. Advertising costs, including costs for our cooperative advertising programs with dealers and franchisees, were $471 million, $396 million, and $294 million in 2011, 2010, and 2009, respectively.

Rationalizations

We record costs for rationalization actions implemented to reduce excess and high-cost manufacturing capacity, and to reduce associate headcount. Associate-related costs include severance, supplemental unemployment compensation and benefits, medical benefits, pension curtailments, postretirement benefits, and other termination benefits. For ongoing benefit arrangements, a liability is recognized when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. These conditions are generally met when the restructuring plan is approved by management. For one-time benefit arrangements, a liability is incurred and must be accrued at the date the plan is communicated to employees, unless they will be retained beyond a minimum retention period. In this case, the liability is calculated at the date the plan is communicated to employees and is accrued ratably over the future service period. Other costs generally include non-cancelable lease costs, contract terminations, and relocation costs. A liability for these costs is recognized in the period in which the liability is incurred. Rationalization charges related to accelerated depreciation and asset impairments are recorded in CGS or SAG. Refer to Note 2.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured under applicable tax laws. The effect on deferred tax assets or liabilities of a change in the tax law or tax rate is recognized in the period the change is enacted. Valuation allowances are recorded to reduce net deferred tax assets to the amount that is more likely than not to be realized. The calculation of our tax liabilities also involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain income tax positions based on our estimate of whether it is more likely than not that additional taxes will be required. We also report interest and penalties related to uncertain income tax positions as income taxes. Refer to Note 6.

Cash and Cash Equivalents / Consolidated Statements of Cash Flows

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. Substantially all of our cash and short-term investment securities are held with investment-grade rated counterparties. At December 31, 2011, our cash investments with any single counterparty did not exceed $490 million.

Cash flows associated with derivative financial instruments designated as hedges of identifiable transactions or events are classified in the same category as the cash flows from the related hedged items. Cash flows associated with derivative financial instruments not designated as hedges are classified as operating activities. Bank overdrafts are recorded within Notes payable and overdrafts. Cash flows associated with bank overdrafts are classified as financing activities.

Customer prepayments for products and government grants received that are related to operations are reported as operating activities. Government grants received that are solely related to capital expenditures are reported as investing activities. The Consolidated Statement of Cash Flows is presented net of $17 million of new capital leases in 2011. Investing activities included a $21 million decrease in accrued capital expenditures in 2011 as compared to 2010.

Restricted Net Assets

In certain countries where we operate, transfers of funds into or out of such countries by way of dividends, loans or advances are generally or periodically subject to various restrictive governmental regulations. In addition, certain of our credit agreements and other debt instruments restrict the ability of foreign subsidiaries to make cash distributions. At December 31, 2011, approximately $647 million of net assets were subject to such restrictions.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out or the average cost method. Costs include direct material, direct labor and applicable manufacturing and engineering overhead. We allocate fixed manufacturing overheads based on normal production capacity and recognize abnormal manufacturing costs as period costs. We determine a provision for excess and obsolete inventory based on management's review of inventories on hand compared to estimated future usage and sales. Refer to Note 10.

Goodwill and Other Intangible Assets

Goodwill is recorded when the cost of acquired businesses exceeds the fair value of the identifiable net assets acquired. Goodwill has an indefinite useful life and is not amortized, but is assessed for impairment annually as of July 31. In the third quarter of 2011, in conjunction with our July 31, 2011 goodwill assessment, we adopted new accounting guidance that allows an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount and if a quantitative assessment should be performed. We performed a qualitative analysis and concluded it is more likely than not that the fair value of each reporting unit is not less than its carrying value and, therefore, did not perform a quantitative analysis. Accordingly, the annual impairment assessment at July 31, 2011 indicated there is no impairment of goodwill. In addition to the annual assessment, an impairment assessment of goodwill is conducted when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Qualitative factors considered during our assessment include the capital markets environment, global economic conditions, tire industry competition and trends, changes in our results of operations, the magnitude of the excess of fair value over the carrying amount of each reporting unit as determined in prior years' quantitative testing, and other factors.

Intangible assets with indefinite useful lives also are not amortized but are tested for impairment annually each year as of July 31, or when events or circumstances change that would more likely than not reduce the fair value of an asset below its carrying amount. The impairment test as of July 31, 2011 indicated no impairment for our intangible assets with indefinite useful lives. Goodwill and intangible assets with indefinite useful lives would be written down to fair value if considered impaired. Intangible assets with finite useful lives are amortized to their estimated residual values over such finite lives, and reviewed for impairment whenever events or circumstances warrant such a review. Costs of acquisition, renewal and extension of intangible assets are capitalized. There are no significant renewal or extension provisions associated with our intangible assets. Refer to Note 11.

Investments

Investments in marketable securities are stated at fair value. Fair value is determined using quoted market prices at the end of the reporting period and, when appropriate, exchange rates at that date. Unrealized gains and losses on marketable securities classified as available-for-sale are recorded in Accumulated Other Comprehensive Loss ("AOCL"), net of tax. We regularly review our investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statements of Operations. Refer to Notes 12 and 21.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method. Additions and improvements that substantially extend the useful life of property, plant and equipment, and interest costs incurred during the construction period of major projects are capitalized. Government grants to us that are solely related to capital expenditures are recorded as reductions of the cost of the associated assets. Repair and maintenance costs are expensed as incurred. Property, plant and equipment are depreciated to their estimated residual values over their estimated useful lives, and reviewed for impairment whenever events or circumstances warrant such a review. Refer to Notes 5 and 13.

Foreign Currency Translation

The functional currency for most subsidiaries outside the United States is the local currency. Financial statements of these subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains and losses. Transaction gains and losses are recorded in the Consolidated Statement of Operations. Translation adjustments are recorded in AOCL. Income taxes are generally not provided for foreign currency translation adjustments.

Derivative Financial Instruments and Hedging Activities

To qualify for hedge accounting, hedging instruments must be designated as hedges and meet defined correlation and effectiveness criteria. These criteria require that the anticipated cash flows and/or changes in fair value of the hedging instrument substantially offset those of the position being hedged.

Derivative contracts are reported at fair value on the Consolidated Balance Sheets as both current and long term Accounts Receivable or Other Liabilities. Deferred gains and losses on contracts designated as cash flow hedges are recorded net of tax in AOCL. Ineffectiveness in hedging relationships is recorded in Other Expense in the current period.

Interest Rate Contracts — Gains and losses on contracts designated as cash flow hedges are initially deferred and recorded in AOCL. Amounts are transferred from AOCL and recognized in income as Interest Expense in the same period that the hedged item is recognized in income. Gains and losses on contracts designated as fair value hedges are recognized in income in the current period as Interest Expense. Gains and losses on contracts with no hedging designation are recorded in the current period in Other Expense.

Foreign Currency Contracts — Gains and losses on contracts designated as cash flow hedges are initially deferred and recorded in AOCL. Amounts are transferred from AOCL and recognized in income in the same period and on the same line that the hedged item is recognized in income. Gains and losses on contracts designated as fair value hedges, excluding premiums, are recorded in Other Expense in the current period. Gains and losses on contracts with no hedging designation are also recorded in Other Expense in the current period. We do not include premiums paid on forward currency contracts in our assessment of hedge effectiveness. Premiums on contracts designated as hedges are recognized in Other Expense over the life of the contract.

Net Investment Hedging — Nonderivative instruments denominated in foreign currencies are used from time to time to hedge net investments in foreign subsidiaries. Gains and losses on these instruments are deferred and recorded in AOCL as Foreign Currency Translation Adjustments. These gains and losses are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

Termination of Contracts — Gains and losses (including deferred gains and losses in AOCL) are recognized in Other Expense when contracts are terminated concurrently with the termination of the hedged position. To the extent that such position remains outstanding, gains and losses are amortized to Interest Expense or to Other Expense over the remaining life of that position. Gains and losses on contracts that we temporarily continue to hold after the early termination of a hedged position, or that otherwise no longer qualify for hedge accounting, are recognized in income in Other Expense. Refer to Note 15.

Stock-Based Compensation

We measure compensation cost arising from the grant of share-based awards to employees at fair value and recognize such cost in income over the period during which the service is provided, usually the vesting period. We recognize compensation expense using the straight-line approach.

Share-based awards to employees include grants of performance share units and stock options. We measure the fair value of grants of performance share units based primarily on the closing market price of a share of our common stock on the date of the grant, modified as appropriate to take into account the features of such grants.

We estimate the fair value of stock options using the Black-Scholes valuation model. Assumptions used to estimate compensation expense are determined as follows:

- Expected term is determined using a weighted average of the contractual term and vesting period of the award under the simplified method, as historical data was not sufficient to provide a reasonable estimate;
- Expected volatility is measured using the weighted average of historical daily changes in the market price of our common stock over the expected term of the award and implied volatility calculated for our exchange traded options with an expiration date greater than one year;
- Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a remaining maturity equal to the expected term of the awards; and
- Forfeitures are based substantially on the history of cancellations of similar awards granted in prior years.

Refer to Note 18.

Earnings Per Share of Common Stock

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share primarily reflects the dilutive impact of outstanding stock options, our mandatory convertible preferred stock and related dividends. All earnings per share amounts in these notes to the consolidated financial statements are diluted, unless otherwise noted. Refer to Note 7.

Fair Value Measurements

Valuation Hierarchy

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

- Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 — Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows.

Investments

Where quoted prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, fair values are estimated using quoted prices of securities with similar characteristics or inputs other than quoted prices that are observable for the security, and would be classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities would be classified within Level 3 of the valuation hierarchy.

Derivative Financial Instruments

Exchange-traded derivative financial instruments that are valued using quoted prices would be classified within Level 1 of the valuation hierarchy. Derivative financial instruments valued using internally-developed models that use as their basis readily observable market parameters are classified within Level 2 of the valuation hierarchy. Derivative financial instruments that are valued based upon models with significant unobservable market parameters, and that are normally traded less actively, would be classified within Level 3 of the valuation hierarchy.

Refer to Notes 16 and 17.

Reclassifications

Certain items previously reported in specific financial statement captions have been reclassified to conform to the 2011 presentation.

Note 2. Costs Associated with Rationalization Programs

In order to maintain our global competitiveness, we have implemented rationalization actions over the past several years to reduce excess and high-cost manufacturing capacity and to reduce associate headcount. The net rationalization charges included in Income (Loss) before Income Taxes are as follows:

(In millions)	**2011**	**2010**	**2009**
New charges	$106	$261	$246
Reversals	(3)	(21)	(19)
	$103	$240	$227

The following table presents the roll-forward of the liability balance between periods:

(In millions)	Associate-related Costs	Other Than Associate-related Costs	Total
Balance at December 31, 2008	$ 118	$ 18	$ 136
2009 charges	217	29	246
Incurred	(199)	(19)	(218)
Reversed to the Statement of Operations	(16)	(3)	(19)
Balance at December 31, 2009	$ 120	$ 25	$ 145
2010 charges	237	24	261
Incurred	(129)	(26)	(155)
Reversed to the Statement of Operations	(16)	(5)	(21)
Balance at December 31, 2010	$ 212	$ 18	$ 230
2011 charges	60	46	106
Incurred	(104)	(45)	(149)
Reversed to the Statement of Operations	(2)	(1)	(3)
Balance at December 31, 2011	$ 166	$ 18	$ 184

Rationalization actions initiated in 2011 related to plans to reduce manufacturing, selling, administrative and general expenses through headcount reductions in Europe, Middle East and Africa Tire ("EMEA") and Asia Pacific Tire. In addition, Asia Pacific Tire initiated a plan related to the relocation of its manufacturing facility in Dalian, China to Pulandian, China.

During 2011, net rationalization charges of $103 million were recorded. New charges of $106 million were comprised of $25 million for plans initiated in 2011, consisting of $19 million for associate severance and pension costs and $6 million for other exit and non-cancelable lease costs, and $81 million for plans initiated primarily in 2010, consisting of $41 million for associate severance costs and $40 million for other exit and non-cancelable lease costs primarily related to the closure of our Union City, Tennessee manufacturing facility in July 2011. These amounts include $104 million related to future cash outflows and $2 million for pension settlements, curtailments and termination benefits. The net charges in 2011 also included the reversal of $3 million of reserves for actions no longer needed for their originally-intended purposes. Approximately 500 associates will be released under 2011 plans of which 100 were released in 2011. We expect to record additional charges in 2012 totaling approximately $21 million related to the 2011 plans, primarily in connection with the relocation of our Dalian, China manufacturing facility.

The accrual balance of $184 million at December 31, 2011 consists of $166 million for associate severance costs that are expected to be substantially utilized within the next twelve months and $18 million primarily for long term non-cancelable lease costs. At December 31, 2011, $46 million and $102 million, respectively, of the accrual balance relates to plans associated with the closure of our Union City, Tennessee manufacturing facility and the announced discontinuation of consumer tire production at one of our facilities in Amiens, France.

Asset write-offs and accelerated depreciation charges of $50 million were recorded in CGS in 2011 and were related primarily to property and equipment in our Union City, Tennessee manufacturing facility. We expect to record approximately $9 million of accelerated depreciation and asset write-offs in 2012 related to the relocation of our Dalian, China manufacturing facility.

In 2010, North American Tire initiated plans to close its manufacturing facility in Union City, Tennessee to reduce high-cost manufacturing capacity and to consolidate several warehouses to further improve its supply chain. EMEA increased the cost related to the discontinuation of consumer tire production at one of our facilities in Amiens, France. Asia Pacific Tire initiated and substantially completed the closure of a manufacturing facility in Taipei, Taiwan.

During 2010, net rationalization charges of $240 million were recorded. New charges of $261 million were comprised of $195 million for plans initiated in 2010, consisting of $191 million for associate severance and pension costs and $4 million for other exit and non-cancelable lease costs, and $66 million for plans initiated in 2009, consisting of $46 million of associate severance costs and $20 million for other exit costs and non-cancelable lease costs. These amounts include $177 million related to future cash outflows and $84 million for other non-cash exit costs, including $83 million for pension settlements, curtailments and other termination benefits. The net charges in 2010 also included the reversal of $21 million of reserves for actions no longer needed for their originally-intended purposes. Approximately 2,200 associates were to be released under 2010 plans, all of which were released by December 31, 2011, primarily in connection with the closure of our Union City, Tennessee facility.

Asset write-offs and accelerated depreciation charges of $15 million were recorded in CGS in 2010 and were related primarily to the closure of our Taiwan facility.

In 2009, North American Tire initiated manufacturing headcount reductions at several facilities, including Union City, Tennessee, Danville, Virginia and Topeka, Kansas, to respond to lower production demand. Additional salaried headcount reductions were initiated at our corporate offices in Akron, Ohio, in North American Tire and throughout EMEA. We also initiated the discontinuation of consumer tire production at one of our facilities in Amiens, France. Latin American Tire initiated manufacturing headcount reductions at each of its two facilities in Brazil.

During 2009, net rationalization charges of $227 million were recorded. New charges of $246 million were comprised of $208 million for plans initiated in 2009, consisting of $194 million of associate severance and pension costs and $14 million for other exit and non-cancelable lease costs, and $38 million for plans initiated in 2008, consisting of $23 million of associate severance costs and $15 million for other exit and non-cancelable lease costs. These amounts include $229 million related to future cash outflows and $17 million for other non-cash exit costs, including $14 million for pension settlements, curtailments and other termination benefits. The net charges in 2009 also included the reversal of $19 million of charges for actions no longer needed for their originally-intended purposes. Approximately 4,100 associates will be released under 2009 plans, of which 3,500 were released by December 31, 2011.

Asset write-offs and accelerated depreciation charges of $43 million were recorded in CGS in 2009 and related primarily to the closure of our Las Pinas, Philippines and Somerton, Australia manufacturing facilities and the discontinuation of a line of tires at one our plants in North America.

Note 3. Other Expense

(In millions) Expense(Income)	2011	2010	2009
Financing fees and financial instruments	$ 89	$ 95	$ 39
Royalty income	(47)	(30)	(28)
Net foreign currency exchange losses	27	159	7
General and product liability — discontinued products	21	11	9
Interest income	(16)	(11)	(17)
Net (gains) losses on asset sales	(16)	(73)	30
Miscellaneous expense	15	35	—
	$ 73	$186	$ 40

Financing fees and financial instruments expense was $89 million in 2011, compared to $95 million in 2010 and $39 million in 2009. Financing fees in 2011 included $53 million of charges in the second quarter related to the redemption of $350 million in aggregate principal amount of our outstanding 10.5% senior notes due 2016, of which $37 million related to cash premiums paid on the redemption and $16 million related to the write-off of deferred financing fees and unamortized discount. Financing fees in 2010 included $56 million of charges on the redemption of $973 million of long term debt, including a $50 million cash premium paid on the redemption and $6 million of financing fees which were written off. Financing fees and financial instruments expense consists of the amortization of deferred financing fees, commitment fees and charges incurred in connection with financing transactions.

Royalty income is derived primarily from licensing arrangements related to divested businesses. Royalty income in 2011 increased due primarily to the recognition of $6 million related to a non-recurring transaction.

Net foreign currency exchange losses in 2011 were $27 million, compared to $159 million and $7 million of losses in 2010 and 2009, respectively. Foreign currency exchange in all periods reflected net gains and losses resulting from the effect of exchange rate changes on various foreign currency transactions worldwide. Losses in 2010 included a first quarter loss of $110 million resulting from the January 8, 2010 devaluation of the Venezuelan bolivar fuerte against the U.S. dollar and the establishment of a two-tier exchange rate structure, and a fourth quarter foreign currency exchange loss of $24 million in connection with the January 1, 2011 elimination of the two-tier exchange rate structure.

Effective January 1, 2010, Venezuela's economy was considered to be highly inflationary under U.S. generally accepted accounting principles since it experienced a rate of general inflation in excess of 100% over the latest three year period, based upon the blended Consumer Price Index and National Consumer Price Index. Accordingly, the U.S. dollar was determined to be the functional currency of our Venezuelan subsidiary. All gains and losses resulting from the remeasurement of its financial statements since January 1, 2010 were determined using official exchange rates.

On January 8, 2010, Venezuela established a two-tier exchange rate structure for essential and non-essential goods. For essential goods the official exchange rate was 2.6 bolivares fuertes to the U.S. dollar and for non-essential goods the official exchange rate was 4.3 bolivares fuertes to the U.S. dollar. On January 1, 2011, the two-tier exchange rate structure was eliminated. For our unsettled amounts at December 31, 2010 and going forward, the official exchange rate of 4.3 bolivares fuertes to the U.S. dollar was established for substantially all goods.

The $110 million foreign currency exchange loss in the first quarter of 2010 primarily consisted of a $157 million remeasurement loss on bolivar-denominated net monetary assets and liabilities, including deferred taxes, at the time of the January 2010 devaluation. The loss was primarily related to cash deposits in Venezuela that were remeasured at the official exchange rate of 4.3 bolivares fuertes applicable to non-essential goods, and was partially offset by $47 million subsidy receivable related to U.S. dollar-denominated payables that were expected to be settled at the official subsidy exchange rate of 2.6 bolivares fuertes applicable to essential goods. Since we expected these payables to be settled at the subsidy essential goods rate, we established a subsidy receivable to reflect the expected benefit to be received in the form of the difference between the essential and non-essential goods exchange rates. Throughout 2010, we periodically assessed our ability to realize the benefit of the subsidy receivable, and a substantial portion of purchases by our Venezuelan subsidiary had qualified and settled at the official exchange rate for essential goods. As a result of the elimination of the official subsidy exchange rate for essential goods, we recorded a foreign currency exchange loss of $24 million in the fourth quarter of 2010 related to the reversal of the subsidy receivable at December 31, 2010.

General and product liability — discontinued products includes charges for claims against us related primarily to asbestos personal injury claims, net of probable insurance recoveries. We recorded $17 million, $17 million and $24 million of expense related to asbestos claims in 2011, 2010 and 2009, respectively. In addition, we recorded income of $9 million, $5 million and $10 million related to probable insurance recoveries in 2011, 2010 and 2009, respectively. We also recorded $13 million of expense in 2011 related to an adjustment for prior periods and a gain of $4 million in 2009 on an insurance settlement.

Net gains on asset sales were $16 million in 2011 and included gains of $9 million in Asia Pacific Tire, primarily on the sale of land in Malaysia, and gains of $4 million in Latin American Tire, primarily on the sale of the farm tire business.

Net gains on asset sales were $73 million in 2010 and included gains of $58 million in Asia Pacific Tire, primarily on the sale of a closed manufacturing facility in Taiwan and land in Thailand; gains of $7 million in Latin American Tire, including the recognition of a deferred gain from the sale of a warehouse in 2008; gains of $6 million in EMEA, due primarily to the sale of land; and gains of $2 million in North American Tire on the sales of other assets.

Net losses on asset sales in 2009 were $30 million and were due primarily to the sale of certain of our properties in Akron, Ohio that comprise our current headquarters to Industrial Realty Group ("IRG") in connection with the development of a new headquarters in Akron, Ohio. Prior to the sale, the facilities remained classified as held and used. Due to significant uncertainties related to the completion of the transaction resulting from then prevailing conditions in the credit markets and the ability of IRG to obtain financing, we concluded the sale was not probable and, accordingly, did not write down the facilities to their net realizable value. The headquarters properties were corporate facilities that did not have identifiable cash flows that were largely independent of other assets and liabilities and, accordingly, were tested for impairment at the total company level. No impairment was indicated as a result of that testing.

Interest income consisted primarily of amounts earned on cash deposits. Miscellaneous expense in 2011 included a loss of $9 million related to our insurance deductible with respect to losses as a result of flooding in Thailand. Miscellaneous expense in 2010 included a charge of $25 million related to a claim regarding the use of value-added tax credits in prior years. Miscellaneous expense in 2009 included a loss of $18 million on the liquidation of our subsidiary in Guatemala due primarily to accumulated foreign currency translation losses. In addition, in 2009 we recognized $26 million of insurance proceeds in income related to the settlement of a claim as a result of a fire in 2007 in our Thailand facility.

Note 4. Sale of Farm Tire and Wire Businesses

On December 13, 2010, we entered into agreements with Titan Tire Corporation, a subsidiary of Titan International Inc., to sell our European and Latin American farm tire businesses, including licensing agreements that would allow Titan to manufacture and sell Goodyear-brand farm tires in Europe, Latin America and North America. The Latin American portion of the transaction was completed on April 1, 2011. Proceeds from the sale were $99 million, before withholding taxes of $5 million. We recorded a pre-tax gain of $6 million on the sale in 2011. The European portion of the transaction was subject to the exercise of a put option by us following completion of a social plan related to the previously announced discontinuation of consumer tire production at one of our facilities in Amiens, France and required consultation with various works councils. The put option expired on November 30, 2011. Titan is no longer obligated to purchase our European farm tire business, and we do not have an anticipated time frame in which we expect to complete the sale of that business.

The assets and liabilities of the Latin American farm tire business were classified as held-for-sale at December 31, 2010. The carrying amount of the net assets at that date totaled $33 million, and included $44 million of property, plant and equipment, $16 million of inventories, $14 million of deferred income, $10 million of compensation and benefit liabilities, and $5 million of deferred income taxes. Due to uncertainty surrounding the timing of the completion of the Amiens social plan, the European farm tire business was classified as held-and-used at December 31, 2010 and through the expiration of the put option on November 30, 2011.

On July 1, 2011, we sold our steel tire cord (wire) manufacturing business to Hyosung Corporation. The transaction consisted primarily of inventories and manufacturing equipment at our facilities in Asheboro, North

Carolina and Colmar-Berg, Luxembourg, and a licensing agreement allowing Hyosung to use certain of our patents and know-how associated with the acquired business. In addition, we entered into an agreement under which Hyosung will supply us with finished wire products. Proceeds from the transaction were $50 million. We recorded a pre-tax gain of approximately $1 million on the transaction.

Note 5. Interest Expense

Interest expense includes interest and amortization of debt discounts, less amounts capitalized as follows:

(In millions)	2011	2010	2009
Interest expense before capitalization	$361	$342	$325
Capitalized interest	(31)	(26)	(14)
	$330	$316	$311

Cash payments for interest, net of amounts capitalized were $309 million, $301 million and $290 million in 2011, 2010 and 2009, respectively.

Note 6. Income Taxes

The components of Income (Loss) before Income Taxes follow:

(In millions)	2011	2010	2009
U.S.	$(111)	$(529)	$(631)
Foreign	729	537	274
	$ 618	$ 8	$(357)

A reconciliation of income taxes at the U.S. statutory rate to income taxes provided on Income (Loss):

(In millions)	2011	2010	2009
U.S. Federal income tax expense (benefit) at the statutory rate of 35%	$216	$ 3	$(125)
Adjustment for foreign income taxed at different rates	(28)	4	(1)
U.S. loss with no tax benefit	41	178	123
Net foreign operating losses with no tax due to valuation allowances	5	18	51
Net (release) establishment of valuation allowances	(59)	(1)	(22)
Net (resolution) establishment of uncertain tax positions	24	(15)	(18)
Deferred tax impact of enacted tax rate and law changes	—	(16)	(2)
Other	2	1	1
United States and Foreign Taxes	$201	$172	$ 7

The components of the provision (benefit) for taxes on Income (Loss), by taxing jurisdiction, follow:

(In millions)	2011	2010	2009
Current:			
Federal	$ —	$(15)	$ (8)
Foreign	253	180	144
State	3	1	(3)
	256	166	133
Deferred:			
Federal	2	(7)	(96)
Foreign	(56)	12	(31)
State	(1)	1	1
	(55)	6	(126)
United States and Foreign Taxes	$201	$172	$ 7

In 2011, income tax expense included net tax benefits of $36 million primarily related to a $64 million benefit from the release of a valuation allowance on our Canadian operations and a $24 million charge related to the settlement of prior tax years and to increase tax reserves as a result of negative tax court rulings in a foreign jurisdiction.

In 2010, our income tax expense or benefit was allocated among operations and items charged or credited directly to shareholders' equity. Pursuant to this allocation requirement, a $9 million non-cash tax benefit was allocated to the loss from our U.S. operations, with offsetting tax expense allocated to items, primarily attributable to employee benefits, charged directly to shareholders' equity. Income tax expense in 2010 also included net tax benefits of $33 million primarily related to a $16 million benefit for enacted tax law changes and $20 million of tax benefits related to the settlement of tax audits and the expiration of statutes of limitations in multiple tax jurisdictions.

In 2009, our income tax expense or benefit was allocated among operations and items charged or credited directly to shareholders' equity. Pursuant to this allocation requirement, a $100 million non-cash tax benefit was allocated to the loss from our U.S. operations, with offsetting tax expense allocated to items, primarily attributable to employee benefits, charged directly to shareholders' equity. Income tax expense in 2009 also included net tax benefits of $42 million, primarily related to a $29 million benefit resulting from the release of a valuation allowance on our Australian operations and a $19 million benefit resulting from the settlement of our 1997 through 2003 Competent Authority claim between the United States and Canada.

Temporary differences and carryforwards giving rise to deferred tax assets and liabilities at December 31 follow:

(In millions)	2011	2010
Postretirement benefits and pensions	$ 1,237	$ 1,044
Tax loss carryforwards and credits	949	1,151
Capitalized expenditures	544	501
Accrued expenses deductible as paid	595	496
Alternative minimum tax credit carryforwards(1)	99	100
Vacation and sick pay	41	42
Rationalizations and other provisions	54	72
Other	61	95
	3,580	3,501
Valuation allowance	(3,132)	(3,113)
Total deferred tax assets	448	388
Tax on undistributed subsidiary earnings	(15)	(17)
Property basis differences	(350)	(383)
Total net deferred tax assets (liabilities)	$ 83	$ (12)

(1) Primarily unlimited carryforward period.

At December 31, 2011, we had $377 million of tax assets for net operating loss, capital loss and tax credit carryforwards related to certain international subsidiaries that are primarily from countries with unlimited carryforward periods. A valuation allowance totaling $450 million has been recorded against these and other deferred tax assets where recovery of the asset or carryforward is uncertain. In addition, we had $470 million of Federal and $103 million of state tax assets for net operating loss and tax credit carryforwards. The Federal carryforwards consist of $251 million of Federal tax net operating losses that expire in 2028 and 2030, $227 million of foreign tax credits that are subject to expiration in 2016 and 2018, and $30 million of tax assets related to research and development credits that are subject to expiration from 2027 to 2031. The amount of tax credit and loss carryforwards reflected in the table above has been reduced by $38 million related to unrealized stock option deductions. The state carryforwards are subject to expiration from 2012 to 2032. A full valuation allowance has also been recorded against the Federal and state deferred tax assets as recovery is uncertain.

At December 31, 2011, we had unrecognized tax benefits of $90 million that if recognized, would have a favorable impact on our tax expense of $84 million. We had accrued interest of $24 million as of December 31, 2011. If not favorably settled, $23 million of the unrecognized tax benefits and $24 million of the accrued interest would require the use of our cash.

During 2011, our European entities have increased income tax reserves by $11 million primarily as a result of a negative tax court ruling. It is reasonably possible that the total amount of unrecognized tax benefits will change during the next 12 months. However, we do not expect those changes will have a significant impact on our financial position or results of operations.

During 2010, our European entities settled various tax years, resulting in a $48 million reduction of our unrecognized tax benefits.

During 2009, our Competent Authority resolution between the United States and Canada was concluded, resulting in a $38 million reduction of our unrecognized tax benefits.

Reconciliation of Unrecognized Tax Benefits

(In millions)	2011	2010	2009
Balance at January 1	$87	$112	$143
Increases related to prior year tax positions	17	32	15
Decreases related to prior year tax positions	—	(3)	(14)
Increases related to current year tax positions	3	—	4
Settlements	(9)	(51)	(47)
Lapse of statute of limitations	(1)	(4)	(2)
Foreign currency impact	(7)	1	13
Balance at December 31	$90	$ 87	$112

Generally, years from 2006 onward are still open to examination by foreign taxing authorities, including in Germany. In the United States, we are open to examination from 2011 onward.

We have undistributed earnings of international subsidiaries of approximately $3 billion, a significant portion of which has already been subject to Federal income taxation. No provision for Federal income tax or foreign withholding tax on any of these undistributed earnings is required because either such earnings were already subject to Federal income taxation or the amount has been or will be reinvested in property, plant and equipment and working capital. Quantification of the deferred tax liability, if any, associated with these undistributed earnings is not practicable.

Net cash payments for income taxes were $212 million, $167 million and $97 million in 2011, 2010 and 2009, respectively.

Note 7. Earnings (Loss) Per Share

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share are calculated to reflect the potential dilution that could occur if securities or other contracts were exercised or converted into common stock.

Basic and diluted earnings per common share are calculated as follows:

(In millions, except per share amounts)	2011	2010	2009
Earnings per share — basic:			
Goodyear net income (loss)	$ 343	$ (216)	$ (375)
Less: Preferred stock dividends	22	—	—
Goodyear net income (loss) available to common shareholders	$ 321	$ (216)	$ (375)
Weighted average shares outstanding	244	242	241
Earnings per common share — basic	$1.32	$(0.89)	$(1.55)
Earnings per share — diluted:			
Goodyear net income (loss)	$ 343	$ (216)	$ (375)
Weighted average shares outstanding	244	242	241
Dilutive effect of mandatory convertible preferred stock	25	—	—
Dilutive effect of stock options and other dilutive securities	2	—	—
Weighted average shares outstanding — diluted	271	242	241
Earnings per common share — diluted	$1.26	$(0.89)	$(1.55)

Weighted average shares outstanding — diluted excludes approximately 6 million, 10 million and 11 million potential common shares related to options with exercise prices greater than the average market price of our common stock (i.e., "underwater" options), for 2011, 2010 and 2009, respectively.

Additionally, weighted average shares outstanding — diluted for 2010 and 2009 both exclude approximately 4 million potential common shares related to options with exercise prices less than the average market price of our common stock (i.e., "in-the-money" options), as their inclusion would have been anti-dilutive due to the Goodyear net loss in those years.

Note 8. Business Segments

Segment information reflects our strategic business units ("SBUs"), which are organized to meet customer requirements and global competition. We operate our business through four operating segments representing our regional tire businesses: North American Tire; Europe, Middle East and Africa Tire; Latin American Tire; and Asia Pacific Tire. Segment information is reported on the basis used for reporting to our Chairman of the Board, Chief Executive Officer and President. Each of the four regional business segments is involved in the development, manufacture, distribution and sale of tires. Certain of the business segments also provide related products and services, which include retreads, automotive repair services and merchandise purchased for resale. Each segment also exports tires to other segments.

North American Tire manufactures and sells tires for automobiles, trucks, motorcycles, buses, earthmoving and mining equipment, commercial and military aviation, and industrial equipment in the United States and Canada. North American Tire also provides related products and services including retread tires, tread rubber, automotive maintenance and repair services, as well as sells chemical and natural rubber products to our other business segments and to unaffiliated customers.

Europe, Middle East and Africa Tire manufactures and sells tires for automobiles, trucks, motorcycles, farm implements, and construction equipment throughout Europe, the Middle East and Africa. EMEA also sells new and retreaded aviation tires, retreading and related services for commercial truck and OTR tires, and automotive maintenance and repair services.

Latin American Tire manufactures and sells tires for automobiles, trucks, and aviation and construction equipment throughout Central and South America and in Mexico. Latin American Tire also provides related products and services including retreaded tires and tread rubber for truck tires.

Asia Pacific Tire manufactures and sells tires for automobiles, trucks, farm, construction and mining equipment, and the aviation industry throughout the Asia Pacific region. Asia Pacific Tire also provides related products and services including retreaded truck and aviation tires, tread rubber, and automotive maintenance and repair services.

The following table presents segment sales and operating income, and the reconciliation of segment operating income to Income (Loss) before Income Taxes:

(In millions)	2011	2010	2009
Sales			
North American Tire	$ 9,859	$ 8,205	$ 6,977
Europe, Middle East and Africa Tire	8,040	6,407	5,801
Latin American Tire	2,472	2,158	1,814
Asia Pacific Tire	2,396	2,062	1,709
Net Sales	$22,767	$18,832	$16,301
Segment Operating Income (Loss)			
North American Tire	$ 276	$ 18	$ (305)
Europe, Middle East and Africa Tire	627	319	166
Latin American Tire	231	330	301
Asia Pacific Tire	234	250	210
Total Segment Operating Income	1,368	917	372
Rationalizations	(103)	(240)	(227)
Interest expense	(330)	(316)	(311)
Other expense	(73)	(186)	(40)
Asset write-offs and accelerated depreciation	(50)	(15)	(43)
Corporate incentive compensation plans	(70)	(71)	(41)
Insurance recovery	—	8	—
Pension curtailments and settlements	(15)	—	—
Intercompany profit elimination	(5)	(14)	(13)
Retained expenses of divested operations	(29)	(20)	(17)
Other	(75)	(55)	(37)
Income (Loss) before Income Taxes	$ 618	$ 8	$ (357)

The following table presents segment assets at December 31:

(In millions)	2011	2010
Assets		
North American Tire	$ 5,744	$ 5,243
Europe, Middle East and Africa Tire	5,915	5,266
Latin American Tire	2,141	1,809
Asia Pacific Tire	2,482	2,150
Total Segment Assets	16,282	14,468
Corporate	1,347	1,162
	$17,629	$15,630

Results of operations are measured based on net sales to unaffiliated customers and segment operating income. Segment operating income includes transfers to other SBUs. Segment operating income is computed as follows: Net sales less CGS (excluding asset write-offs and accelerated depreciation charges) and SAG expenses (including certain allocated corporate administrative expenses). Segment operating income also includes certain royalties and equity in earnings of most affiliates. Segment operating income does not include net rationalization charges (credits), asset sales and certain other items. Segment assets include those assets under the management of the SBU.

The following table presents geographic information. Net sales by country were determined based on the location of the selling subsidiary. Long-lived assets consisted of property, plant and equipment. Besides Germany, management did not consider the net sales of any other individual countries outside the United States to be significant to the consolidated financial statements. For long-lived assets only China and Germany were considered to be significant.

(In millions)	2011	2010	2009
Net Sales			
United States	$ 8,397	$ 7,104	$ 5,953
Germany	2,962	2,229	1,927
Other international	11,408	9,499	8,421
	$22,767	$18,832	$16,301
Long-Lived Assets			
United States	$ 2,367	$ 2,411	$ 2,305
China	711	508	244
Germany	691	676	771
Other international	2,606	2,570	2,523
	$ 6,375	$ 6,165	$ 5,843

At December 31, 2011, significant concentrations of cash and cash equivalents held by our international subsidiaries included the following amounts:

- $793 million or 29% in Europe, Middle East and Africa, primarily Luxembourg and South Africa ($415 million or 21% at December 31, 2010),
- $430 million or 16% in Asia, primarily China, Australia and India ($393 million or 20% at December 31, 2010), and
- $527 million or 19% in Latin America, primarily Venezuela and Brazil ($368 million or 18% at December 31, 2010).

Rationalizations, as described in Note 2, Costs Associated with Rationalization Programs, net (gains) losses on asset sales, as described in Note 3, Other Expense, and Asset write-offs and accelerated depreciation were not charged (credited) to the SBUs for performance evaluation purposes but were attributable to the SBUs as follows:

(In millions)	2011	2010	2009
Rationalizations			
North American Tire	$ 72	$184	$112
Europe, Middle East and Africa Tire	15	41	82
Latin American Tire	—	5	20
Asia Pacific Tire	16	11	10
Total Segment Rationalizations	103	241	224
Corporate	—	(1)	3
	$103	$240	$227

(In millions)	2011	2010	2009
Net (Gains) Losses on Asset Sales			
North American Tire	$ 2	$ (2)	$ (4)
Europe, Middle East and Africa Tire	(1)	(6)	(1)
Latin American Tire	(4)	(7)	(2)
Asia Pacific Tire	(9)	(58)	(5)
Total Segment Asset Sales	(12)	(73)	(12)
Corporate	(4)	—	42
	$ (16)	$ (73)	$ 30

(In millions)	2011	2010	2009
Asset Write-offs and Accelerated Depreciation			
North American Tire	$ 43	$ 2	$ 16
Europe, Middle East and Africa Tire	—	1	1
Latin American Tire	—	—	—
Asia Pacific Tire	7	12	26
Total Segment Asset Write-offs and Accelerated Depreciation	$ 50	$ 15	$ 43

The following tables present segment capital expenditures, depreciation and amortization:

(In millions)	2011	2010	2009
Capital Expenditures			
North American Tire	$ 236	$319	$306
Europe, Middle East and Africa Tire	240	183	212
Latin American Tire	237	135	76
Asia Pacific Tire	314	281	134
Total Segment Capital Expenditures	1,027	918	728
Corporate	16	26	18
	$1,043	$944	$746

(In millions)	2011	2010	2009
Depreciation and Amortization			
North American Tire	$ 286	$295	$284
Europe, Middle East and Africa Tire	222	209	210
Latin American Tire	73	57	49
Asia Pacific Tire	73	63	56
Total Segment Depreciation and Amortization	654	624	599
Corporate	61	28	37
	$ 715	$652	$636

The following table presents segment equity in the net income of investees accounted for by the equity method:

(In millions)	2011	2010	2009
Equity in (Income)			
North American Tire	$ (5)	$ (4)	$ (5)
Europe, Middle East and Africa Tire	(1)	—	—
Latin American Tire	—	—	—
Asia Pacific Tire	(13)	(7)	(4)
Total Segment Equity in (Income)	$(19)	$(11)	$ (9)

Note 9. Accounts Receivable

(In millions)	2011	2010
Accounts receivable	$2,946	$2,842
Allowance for doubtful accounts	(97)	(106)
	$2,849	$2,736

Note 10. Inventories

(In millions)	2011	2010
Raw materials	$ 937	$ 706
Work in process	186	168
Finished goods	2,733	2,103
	$3,856	$2,977

Note 11. Goodwill and Intangible Assets

The following table presents the net carrying amount of goodwill allocated by reporting unit, and changes during 2011:

(In millions)	Balance at December 31, 2010	Divestitures	Translation	Balance at December 31, 2011
North American Tire	$ 94	$ (1)	$ —	$ 93
Europe, Middle East and Africa Tire	509	(1)	(24)	484
Asia Pacific Tire	80	—	(3)	77
	$683	$ (2)	$(27)	$654

The following table presents the net carrying amount of goodwill allocated by reporting unit, and changes during 2010:

(In millions)	Balance at December 31, 2009	Divestitures	Translation	Balance at December 31, 2010
North American Tire	$ 94	$—	$ —	$ 94
Europe, Middle East and Africa Tire	539	(1)	(29)	509
Asia Pacific Tire	73	—	7	80
	$706	$ (1)	$(22)	$683

The following table presents information about intangible assets:

	2011			2010		
(In millions)	Gross Carrying Amount(1)	Accumulated Amortization(1)	Net Carrying Amount	Gross Carrying Amount(1)	Accumulated Amortization(1)	Net Carrying Amount
Intangible assets with indefinite lives	$128	$ (6)	$122	$128	$ (6)	$122
Trademarks and patents	22	(12)	10	25	(12)	13
Other intangible assets	33	(8)	25	32	(6)	26
	$183	$(26)	$157	$185	$(24)	$161

(1) Includes impact of foreign currency translation.

Intangible assets primarily comprise the right to use certain brand names and trademarks on a non-competitive basis related to our global alliance with Sumitomo Rubber Industries, Ltd.

Amortization expense for intangible assets totaled $4 million, $4 million and $3 million in 2011, 2010 and 2009, respectively. We estimate that annual amortization expense related to intangible assets will be approximately $4 million during each of the next five years and the weighted average remaining amortization period is approximately 24 years.

Our annual impairment analysis for 2011, 2010 and 2009 indicated no impairment of goodwill or intangible assets with indefinite lives. In addition, there were no events or circumstances that indicated the impairment test should be re-performed for goodwill or for intangible assets with indefinite lives for any segment at December 31, 2011.

Note 12. Other Assets and Investments

We owned 3,421,306 shares of Sumitomo Rubber Industries, Ltd. ("SRI") at December 31, 2011 and 2010 (the "Sumitomo Investment"). The fair value of the Sumitomo Investment was $41 million and $36 million at December 31, 2011 and 2010, respectively, and was included in Other Assets. We have classified the Sumitomo Investment as available-for-sale. At December 31, 2011, AOCL included gross unrealized holding gains on the Sumitomo Investment of $24 million ($26 million after-tax), compared to $19 million ($21 million after-tax) at December 31, 2010.

Dividends received from our consolidated subsidiaries were $168 million, $126 million and $129 million in 2011, 2010 and 2009, respectively. Dividends received from our affiliates accounted for using the equity method were $8 million, $4 million and $3 million in 2011, 2010 and 2009, respectively.

During 2010 and 2009, we received redemptions of $26 million and $47 million, respectively, from our investment in The Reserve Primary Fund.

Note 13. Property, Plant and Equipment

	2011			2010		
(In millions)	Owned	Capital Leases	Total	Owned	Capital Leases	Total
Property, plant and equipment, at cost:						
Land	$ 411	$ 1	$ 412	$ 402	$ 1	$ 403
Buildings	1,954	37	1,991	1,821	36	1,857
Machinery and equipment	11,517	61	11,578	11,555	47	11,602
Construction in progress	849	—	849	947	—	947
	14,731	99	14,830	14,725	84	14,809
Accumulated depreciation	(8,578)	(51)	(8,629)	(8,760)	(47)	(8,807)
	6,153	48	6,201	5,965	37	6,002
Spare parts	174	—	174	163	—	163
	$ 6,327	$ 48	$ 6,375	$ 6,128	$ 37	$ 6,165

The range of useful lives of property used in arriving at the annual amount of depreciation provided are as follows: buildings and improvements, 5 to 45 years; machinery and equipment, 3 to 30 years.

Note 14. Leased Assets

Net rental expense comprised the following:

(In millions)	2011	2010	2009
Gross rental expense	$415	$400	$382
Sublease rental income	(61)	(66)	(67)
	$354	$334	$315

We enter into leases primarily for our wholesale and retail distribution facilities, vehicles, and data processing equipment under varying terms and conditions. Many of the leases require us to pay taxes assessed against leased property and the cost of insurance and maintenance. A portion of our U.S. retail distribution network is sublet to independent dealers.

While substantially all subleases and some operating leases are cancelable for periods beyond 2012, management expects that in the normal course of its business nearly all of its independent dealer distribution network will be actively operated. As leases and subleases for existing locations expire, we would normally expect to evaluate such leases and either renew the leases or substitute another more favorable retail location.

The following table presents minimum future lease payments:

(In millions)	2012	2013	2014	2015	2016	2017 and Beyond	Total
Capital Leases							
Minimum lease payments	$ 16	$ 14	$ 2	$ 2	$ 2	$ 15	$ 51
Imputed interest	(2)	(1)	(1)	(1)	(1)	(14)	(20)
Present value	$ 14	$ 13	$ 1	$ 1	$ 1	$ 1	$ 31
Operating Leases							
Minimum lease payments	$322	$284	$214	$163	$122	$326	$1,431
Minimum sublease rentals	(44)	(38)	(28)	(21)	(11)	(21)	(163)
	$278	$246	$186	$142	$111	$305	$1,268
Imputed interest							(297)
Present value							$ 971

Note 15. Financing Arrangements and Derivative Financial Instruments

At December 31, 2011, we had total credit arrangements of $8,129 million, of which $2,544 million were unused. At that date, 43% of our debt was at variable interest rates averaging 4.36%.

Notes Payable and Overdrafts, Long Term Debt and Capital Leases due Within One Year and Short Term Financing Arrangements

At December 31, 2011, we had short term committed and uncommitted credit arrangements totaling $598 million, of which $342 million were unused. These arrangements are available primarily to certain of our international subsidiaries through various banks at quoted market interest rates. There are no commitment fees associated with these arrangements.

The following table presents amounts due within one year:

(In millions)	December 31, 2011	December 31, 2010
Notes payable and overdrafts:	$ 256	$ 238
Weighted average interest rate	5.56%	4.56%
Long term debt and capital leases due within one year:		
Other domestic and international debt (including capital leases)	$ 156	$ 188
Weighted average interest rate	10.78%	8.77%
Total obligations due within one year	$ 412	$ 426

Long Term Debt and Capital Leases and Financing Arrangements

At December 31, 2011, we had long term credit arrangements totaling $7,531 million, of which $2,202 million were unused.

The following table presents long term debt and capital leases, net of unamortized discounts, and interest rates:

	December 31, 2011		December 31, 2010	
(In millions)	Amount	Interest Rate	Amount	Interest Rate
Notes:				
10.5% due 2016	$ 631		$ 966	
6.75% Euro Notes due 2019	324		—	
8.25% due 2020	994		993	
8.75% due 2020	264		263	
7% due 2028	149		149	
Credit Facilities:				
$1.5 billion first lien revolving credit facility due 2013	—	—	—	—
$1.2 billion second lien term loan facility due 2014	1,200	1.93%	1,200	1.96%
€400 million revolving credit facility due 2016	—	—	—	—
Pan-European accounts receivable facility due 2015	393	3.91%	319	3.73%
Chinese credit facilities	389	5.80%	153	5.45%
Other domestic and international debt(1)	570	10.00%	446	9.04%
	4,914		4,489	
Capital lease obligations	31		18	
	4,945		4,507	
Less portion due within one year	(156)		(188)	
	$4,789		$4,319	

(1) Interest rates are weighted average interest rates.

NOTES

$650 million 10.5% Senior Notes due 2016

At December 31, 2011, $650 million aggregate principal amount of our 10.5% senior notes due 2016 were outstanding. These notes were sold in the second quarter of 2009 at 95.846% of the principal amount at an effective yield of 11.375% and will mature on May 15, 2016. On May 27, 2011, we redeemed $350 million in aggregate principal amount of our outstanding 10.5% senior notes due 2016 at an aggregate redemption price of $387 million, including a $37 million prepayment premium, plus accrued and unpaid interest to the redemption date. We also recorded $16 million of expense for the write-off of unamortized discounts and deferred financing fees as a result of the redemption. These notes are unsecured senior obligations and are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our senior secured credit facilities described below.

We have the option to redeem these notes, in whole or in part, at any time on or after May 15, 2012 at a redemption price of 107.875%, 105.25%, 102.625% and 100% during the 12-month periods commencing on May 15, 2012, 2013, 2014 and 2015, respectively, plus accrued and unpaid interest to the redemption date. Prior to May 15, 2012, we may redeem these notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a make-whole premium and accrued and unpaid interest to the redemption date.

The terms of the indenture for these notes, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur additional debt or issue redeemable preferred stock, (ii) pay dividends, or make certain other restricted payments or investments, (iii) incur liens, (iv) sell assets, (v) incur restrictions on the ability of our subsidiaries to pay dividends to us, (vi) enter into affiliate transactions, (vii) engage in sale and leaseback transactions, and (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. For example, if these notes are assigned an investment grade rating by Moody's and Standard & Poor's ("S&P") and no default has occurred or is continuing, certain covenants will be suspended. The indenture has customary defaults, including a cross-default to material indebtedness of Goodyear and our subsidiaries.

€250 million 6.75% Senior Notes due 2019 of Goodyear Dunlop Tires Europe B.V. ("GDTE")

On April 20, 2011, GDTE issued €250 million aggregate principal amount of 6.75% senior notes due 2019. These notes were sold at 100% of the principal amount and will mature on April 15, 2019. These notes are unsecured senior obligations of GDTE and are guaranteed, on an unsecured senior basis, by the Company and our U.S. and Canadian subsidiaries that also guarantee our obligations under our senior secured credit facilities described below.

We have the option to redeem these notes, in whole or in part, at any time on or after April 15, 2015 at a redemption price of 103.375%, 101.688% and 100% during the 12-month periods commencing on April 15, 2015, 2016 and 2017 and thereafter, respectively, plus accrued and unpaid interest to the redemption date. Prior to April 15, 2015, we may redeem these notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a make-whole premium and accrued and unpaid interest to the redemption date. In addition, prior to April 15, 2014, we may redeem up to 35% of the original aggregate principal amount of these notes from the net cash proceeds of certain equity offerings at a redemption price equal to 106.75% of the principal amount plus accrued and unpaid interest to the redemption date.

The terms of the indenture for these notes, among other things, limit the ability of the Company and certain of its subsidiaries, including GDTE, (i) to incur additional debt or issue redeemable preferred stock, (ii) pay dividends or make certain other restricted payments or investments, (iii) incur liens, (iv) sell assets, (v) incur restrictions on the ability of our subsidiaries to pay dividends to us, (vi) enter into affiliate transactions, (vii) engage in sale and leaseback transactions, and (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. For example, if these notes are assigned an investment grade rating by Moody's and S&P and no default has occurred or is continuing, certain covenants will be suspended. The indenture has customary defaults, including a cross-default to material indebtedness of Goodyear and our subsidiaries.

$1.0 billion 8.25% Senior Notes due 2020

At December 31, 2011, $1.0 billion aggregate principal amount of 8.25% senior notes due 2020 were outstanding. These notes had an effective yield of 8.349% at issuance. These notes are unsecured senior obligations, are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our senior secured credit facilities described below, and will mature on August 15, 2020.

We have the option to redeem these notes, in whole or in part, at any time on or after August 15, 2015 at a redemption price of 104.125%, 102.750%, 101.375% and 100% during the 12-month periods commencing on August 15, 2015, 2016, 2017 and 2018 and thereafter, respectively, plus accrued and unpaid interest to the redemption date. Prior to August 15, 2015, we may redeem these notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a make-whole premium and accrued and unpaid interest to the redemption date. In addition, prior to August 15, 2013, we may redeem up to 35% of these notes from the net cash proceeds of certain equity offerings at a redemption price equal to 108.25% of the principal amount plus accrued and unpaid interest to the redemption date.

The indenture for these notes includes covenants that are substantially similar to those contained in the indenture governing our 10.5% senior notes due 2016, described above.

$282 million 8.75% Notes due 2020

At December 31, 2011, $282 million in aggregate principal amount of 8.75% notes due 2020 were outstanding. These notes are unsecured senior obligations, are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our senior secured credit facilities described below, and will mature on August 15, 2020.

We have the option to redeem these notes, in whole or in part, at any time at a redemption price equal to the greater of 100% of the principal amount of these notes or the sum of the present values of the remaining scheduled payments on these notes, discounted using a defined treasury rate plus 50 basis points, plus in either case accrued and unpaid interest to the redemption date.

The terms of the indenture for these notes, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur secured debt, (ii) engage in sale and leaseback transactions, and (iii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications.

$150 million 7% Notes due 2028

At December 31, 2011, $150 million aggregate principal amount of our 7% notes due 2028 were outstanding. These notes are unsecured senior obligations and will mature on March 15, 2028.

We have the option to redeem these notes, in whole or in part, at any time at a redemption price equal to the greater of 100% of the principal amount thereof or the sum of the present values of the remaining scheduled payments thereon, discounted using a defined treasury rate plus 15 basis points, plus in either case accrued and unpaid interest to the redemption date.

The terms of the indenture for these notes, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur secured debt, (ii) engage in sale and leaseback transactions, and (iii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications.

CREDIT FACILITIES

$1.5 billion Amended and Restated First Lien Revolving Credit Facility due 2013

Our amended and restated first lien revolving credit facility is available in the form of loans or letters of credit, with letter of credit availability limited to $800 million. Subject to the consent of the lenders whose commitments are to be increased, we may request that the facility be increased by up to $250 million. Our obligations under the facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries. Our obligations under the facility and our subsidiaries' obligations under the related guarantees are secured by first priority security interests in collateral that includes, subject to certain exceptions:

- U.S. and Canadian accounts receivable and inventory;
- certain of our U.S. manufacturing facilities;
- equity interests in our U.S. subsidiaries and up to 65% of the equity interests in our foreign subsidiaries, excluding GDTE and its subsidiaries; and
- substantially all other tangible and intangible assets, including equipment, contract rights and intellectual property.

Availability under the facility is subject to a borrowing base, which is based on eligible accounts receivable and inventory of The Goodyear Tire & Rubber Company (the "Parent Company") and certain of its U.S. and Canadian subsidiaries, after adjusting for customary factors that are subject to modification from time to time by the administrative agent and the majority lenders at their discretion (not to be exercised unreasonably). Modifications are based on the results of periodic collateral and borrowing base evaluations and appraisals. To the extent that our eligible accounts receivable and inventory decline, our borrowing base will decrease and the availability under the facility may decrease below $1.5 billion. In addition, if the amount of outstanding borrowings and letters of credit under the facility exceeds the borrowing base, we are required to prepay borrowings and/or cash collateralize letters of credit sufficient to eliminate the excess. As of December 31, 2011, our borrowing base was above the facility's stated amount of $1.5 billion.

The facility, which matures on April 30, 2013, contains certain covenants that, among other things, limit our ability to incur additional debt or issue redeemable preferred stock, make certain restricted payments or investments, incur liens, sell assets (excluding the sale of properties located in Akron, Ohio), incur restrictions on the ability of our subsidiaries to pay dividends to us, enter into affiliate transactions, engage in sale and leaseback transactions, and consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. In addition, in the event that the availability under the facility plus the aggregate amount of our Available Cash is less than $150 million, we will not be permitted to allow our ratio of EBITDA to Consolidated Interest Expense to be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters. "Available Cash," "EBITDA" and "Consolidated Interest Expense" have the meanings given them in the facility.

The facility has customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our financial condition since December 31, 2006. The facility also has customary defaults, including a cross-default to material indebtedness of Goodyear and our subsidiaries.

If Available Cash plus the availability under the facility is greater than $400 million, amounts drawn under the facility will bear interest either (i) at a rate of 125 basis points over LIBOR or (ii) 25 basis points over an alternative base rate (the higher of the prime rate or the federal funds rate plus 50 basis points), and undrawn amounts under the facility will be subject to an annual commitment fee of 37.5 basis points. If Available Cash plus the availability under the facility is equal to or less than $400 million, then amounts drawn under the facility will bear interest either (i) at a rate of 150 basis points over LIBOR or (ii) 50 basis points over an alternative base rate, and undrawn amounts under the facility will be subject to an annual commitment fee of 25 basis points.

At December 31, 2011, we had no borrowings and $407 million of letters of credit issued under the revolving credit facility. At December 31, 2010, we had no borrowings and $474 million of letters of credit issued under the revolving credit facility.

$1.2 billion Amended and Restated Second Lien Term Loan Facility due 2014

Our amended and restated second lien term loan facility may be increased by up to $300 million at our request, subject to the consent of the lenders making such additional term loans. Our obligations under this facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries and are secured by second priority security interests in the same collateral securing the $1.5 billion first lien revolving credit facility. The second lien term loan facility, which matures on April 30, 2014, contains covenants, representations, warranties and defaults similar to those in the $1.5 billion first lien revolving credit facility. However, if our Pro Forma Senior Secured Leverage Ratio (the ratio of Consolidated Net Secured Indebtedness to EBITDA) for any period of four consecutive fiscal quarters is greater than 3.0 to 1.0, before we may use cash proceeds from certain asset sales to repay any junior lien, senior unsecured or subordinated indebtedness, we must first offer to prepay borrowings under the second lien term loan facility. "Pro Forma Senior Secured Leverage Ratio," "Consolidated Net Secured Indebtedness" and "EBITDA" have the meanings given them in the facility.

Loans under this facility bear interest, at our option, at LIBOR plus 150 basis points or an alternative base rate plus 50 basis points. If our corporate ratings by Moody's and S&P were to decline to less than Ba3 and BB-, respectively (in each case with at least a stable outlook), then loans under this facility will bear interest, at our option, at LIBOR plus 175 basis points or an alternative base rate plus 75 basis points.

At December 31, 2011 and 2010, this facility was fully drawn.

€400 million Amended and Restated Senior Secured European Revolving Credit Facility due 2016

On April 20, 2011, we amended and restated our existing €505 million European revolving credit facility. Significant changes to that facility include the extension of the maturity to 2016, the reduction of the available commitments thereunder from €505 million to €400 million and a decrease of the commitment fee by 12.5 basis points to 50 basis points. Loans will bear interest at LIBOR plus 250 basis points for loans denominated in U.S. dollars or pounds sterling and EURIBOR plus 250 basis points for loans denominated in euros.

The facility consists of (i) a €100 million German tranche that is available only to Goodyear Dunlop Tires Germany GmbH (the "German borrower") and (ii) a €300 million all-borrower tranche that is available to GDTE, the German borrower and certain of GDTE's other subsidiaries. Up to €50 million in letters of credit are available for issuance under the all-borrower tranche.

GDTE and certain of its subsidiaries in the United Kingdom, Luxembourg, France and Germany provide guarantees to support the facility. GDTE's obligations under the facility and the obligations of its subsidiaries under the related guarantees are secured by security interests in collateral that includes, subject to certain exceptions:

- the capital stock of the principal subsidiaries of GDTE; and
- a substantial portion of the tangible and intangible assets of GDTE and GDTE's subsidiaries in the United Kingdom, Luxembourg, France and Germany, including certain accounts receivable, inventory, real property, equipment, contract rights and cash accounts, but excluding certain accounts receivable and cash accounts in subsidiaries that are or may become parties to securitization programs.

The German guarantors secure the German tranche on a first-lien basis and the all-borrower tranche on a second-lien basis. GDTE and its other subsidiaries that provide guarantees secure the all-borrower tranche on a first-lien basis and do not provide collateral support for the German tranche. The Company and its U.S. and Canadian subsidiaries that guarantee our U.S. senior secured credit facilities also provide unsecured guarantees in support of the facility.

The facility, which matures on April 20, 2016, contains covenants similar to those in our first lien revolving credit facility, with additional limitations applicable to GDTE and its subsidiaries. In addition, under the facility, GDTE's ratio of Consolidated Net J.V. Indebtedness to Consolidated European J.V. EBITDA for a period of four consecutive fiscal quarters is not permitted to be greater than 3.0 to 1.0 at the end of any fiscal quarter. Consolidated Net J.V. Indebtedness is determined net of the sum of (1) cash and cash equivalents in excess of $100 million held by GDTE and its subsidiaries, (2) cash and cash equivalents in excess of $150 million held by the Company and its U.S. subsidiaries and (3) availability under our first lien revolving credit facility if available borrowings under our first lien revolving credit facility plus Available Cash (as defined thereunder) is equal to or greater than $150 million and the conditions to borrowing thereunder are met. Consolidated Net J.V. Indebtedness also excludes loans from other consolidated Goodyear entities. "Consolidated Net J.V. Indebtedness" and "Consolidated European J.V. EBITDA" have the meanings given them in the facility.

The facility has customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our financial condition since December 31, 2010. The facility also has customary defaults, including a cross-default to material indebtedness of Goodyear and our subsidiaries.

At December 31, 2011 and 2010 there were no borrowings outstanding under the German and the all-borrower tranches. Letters of credit issued under the all-borrower tranche totaled $8 million (€6 million) at December 31, 2011 and $12 million (€9 million) at December 31, 2010.

International Accounts Receivable Securitization Facilities (On-Balance Sheet)

GDTE and certain of its subsidiaries are parties to a pan-European accounts receivable securitization facility that provides up to €450 million of funding and expires in 2015. Utilization under this facility is based on current available receivable balances. The facility is subject to customary annual renewal of back-up liquidity commitments.

The facility involves an ongoing daily sale of substantially all of the trade accounts receivable of certain GDTE subsidiaries to a bankruptcy-remote French company controlled by one of the liquidity banks in the facility. These subsidiaries retain servicing responsibilities. It is an event of default under the facility if the ratio of GDTE's consolidated net indebtedness to its consolidated EBITDA is greater than 3.0 to 1.0. This financial covenant is substantially similar to the covenant included in the European revolving credit facility.

At December 31, 2011 and 2010, the amount available, and fully utilized under this program, totaled $393 million (€303 million) and $319 million (€238 million), respectively. The program did not qualify for sale accounting, and accordingly, these amounts are included in Long term debt and capital leases.

In addition to the pan-European accounts receivable securitization facility discussed above, subsidiaries in Australia have an accounts receivable securitization program totaling $75 million and $72 million at December 31, 2011 and 2010, respectively. The receivables sold under this program also serve as collateral for the related facility. We retain the risk of loss related to these receivables in the event of non-payment. These amounts are included in Notes payable and overdrafts.

Accounts Receivable Factoring Facilities (Off-Balance Sheet)

Various subsidiaries sold certain of their trade receivables under off-balance sheet programs during 2011 and 2010. For these programs, we have concluded that there is generally no risk of loss to us from non-payment of the sold receivables. At December 31, 2011 and 2010, the gross amount of receivables sold was $190 million and $126 million, respectively.

Other Foreign Credit Facilities

Our Chinese subsidiary has two financing agreements in China. At December 31, 2011, these non-revolving credit facilities had total unused availability of 1.2 billion renminbi ($188 million) and can only be used to finance the relocation and expansion of our manufacturing facility in China. The facilities contain covenants relating to our Chinese subsidiary and have customary representations and warranties and defaults relating to our Chinese subsidiary's ability to perform its obligations under the facilities. One of the facilities (with 1.1 billion renminbi of unused availability at December 31, 2011) matures in 2018 and principal amortization begins in 2015. There were $199 million and $99 million of borrowings outstanding under this facility at December 31, 2011 and 2010, respectively. The other facility (with 0.1 billion renminbi of unused availability at December 31, 2011) matures in 2019 and principal amortization begins in 2015. There were $190 million and $54 million of borrowings outstanding under this facility at December 31, 2011 and 2010, respectively. Restricted cash of $9 million and $8 million was related to funds obtained under these credit facilities at December 31, 2011 and 2010, respectively.

OTHER DOMESTIC DEBT

Global and North American Tire Headquarters

On April 13, 2011, we entered into agreements for the construction of a new Global and North American Tire Headquarters facility in Akron, Ohio. We concurrently entered into an agreement to occupy the facility under a 27-year lease, including the two-year construction period, with multiple renewal options available at our discretion. In addition, on October 31, 2011, we entered into similar agreements for the construction and lease of a new parking deck adjacent to the Headquarters facility. Due to our continuing involvement with the financing during construction of the Headquarters facility and the parking deck, we will record a non-cash increase to fixed assets and financing liabilities on our Consolidated Balance Sheet as costs are incurred during the construction period. The total cost of the project is expected to be $200 million, of which approximately $60 million will be funded by government financing and incentives. The total financing liability is expected to approximate $140 million, of which $28 million has been recorded in Long term debt and capital leases at December 31, 2011.

Debt Maturities

The annual aggregate maturities of our debt and capital leases for the five years subsequent to December 31, 2011 are presented below. Maturities of debt credit agreements have been reported on the basis that the commitments to lend under these agreements will be terminated effective at the end of their current terms.

(In millions)	2012	2013	2014	2015	2016
U.S.	$ 13	$ 4	$1,200	$ —	631
International	143	90	42	490	322
	$156	$94	$1,242	$490	$953

DERIVATIVE FINANCIAL INSTRUMENTS

We utilize derivative financial instrument contracts and nonderivative instruments to manage interest rate, foreign exchange and commodity price risks. We have established a control environment that includes policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. We do not hold or issue derivative financial instruments for trading purposes.

Foreign Currency Contracts

We will enter into foreign currency contracts in order to manage the impact of changes in foreign exchange rates on our consolidated results of operations and future foreign currency-denominated cash flows. These contracts reduce exposure to currency movements affecting existing foreign currency-denominated assets, liabilities, firm commitments and forecasted transactions resulting primarily from trade purchases and sales, equipment acquisitions, intercompany loans and royalty agreements. Contracts hedging short term trade receivables and payables normally have no hedging designation.

The following table presents fair values for foreign currency contracts not designated as hedging instruments:

(In millions)	December 31, 2011	December 31, 2010
Fair Values — asset (liability):		
Accounts receivable	$26	$ 25
Other assets	—	1
Other current liabilities	(5)	(15)
Other long term liabilities	(1)	—

At December 31, 2011 and 2010, these outstanding foreign currency derivatives had notional amounts of $1,056 million and $1,324 million, respectively, and were primarily related to intercompany loans. Other Expense included net transaction gains of $30 million and $47 million in 2011 and 2010, respectively, on foreign currency derivatives. These amounts were substantially offset in Other Expense by the effect of changing exchange rates on the underlying currency exposures.

The following table presents fair values for foreign currency contracts designated as cash flow hedging instruments:

(In millions)	December 31, 2011	December 31, 2010
Fair Values — asset (liability):		
Accounts receivable	$11	$—
Other current liabilities	—	(2)

At December 31, 2011 and 2010, these outstanding foreign currency derivatives had notional amounts of $171 million and $75 million, respectively, and primarily related to intercompany transactions.

The following table presents the classification of changes in fair values of foreign currency contracts designated as cash flow hedging instruments (before tax and minority):

	Twelve Months Ended December 31,	
(In millions) (Income) Expense	2011	2010
Amounts deferred to AOCL	$ (5)	$ 2
Amount of deferred loss reclassified from AOCL into CGS	10	—
Amounts excluded from effectiveness testing	2	—

The estimated net amount of the deferred gains at December 31, 2011 that is expected to be reclassified to earnings within the next twelve months is $13 million.

The counterparties to our foreign currency contracts were considered by us to be substantial and creditworthy financial institutions that are recognized market makers at the time we entered into those contracts. We seek to control our credit exposure to these counterparties by diversifying across multiple counterparties, by setting counterparty credit limits based on long term credit ratings and other indicators of counterparty credit risk such as credit default swap spreads, and by monitoring the financial strength of these counterparties on a regular basis. We also enter into master netting agreements with counterparties when possible. By controlling and monitoring exposure to counterparties in this manner, we believe that we effectively manage the risk of loss due to nonperformance by a counterparty. However, the inability of a counterparty to fulfill its contractual obligations to us could have a material adverse effect on our liquidity, financial position or results of operations in the period in which it occurs.

Note 16. Fair Value Measurements

The following table presents information about assets and liabilities recorded at fair value on the Consolidated Balance Sheet at December 31, 2011 and December 31, 2010:

	Total Carrying Value in the Consolidated Balance Sheet		Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
(In millions)	2011	2010	2011	2010	2011	2010	2011	2010
Assets:								
Investments	$44	$38	$44	$38	$—	$—	$—	$—
Foreign Exchange Contracts	37	26	—	—	37	25	—	1
Total Assets at Fair Value	$81	$64	$44	$38	$37	$25	$—	$ 1
Liabilities:								
Foreign Exchange Contracts	$ 6	$17	$—	$—	$ 5	$17	$ 1	$—
Total Liabilities at Fair Value	$ 6	$17	$—	$—	$ 5	$17	$ 1	$—

Derivative financial instrument valuations classified as Level 3 included embedded currency derivatives in long-dated operating leases. The valuation of the embedded currency derivatives is based on an extrapolation of forward rates to the assumed expiration of the leases. Realized and unrealized gains and losses related to the embedded currency derivatives are included in Other Expense.

The following table presents supplemental fair value information about long term fixed rate and variable rate debt, excluding capital leases, at December 31, 2011 and December 31, 2010. The fair value was estimated using quoted market prices or discounted future cash flows.

(In millions)	December 31, 2011	December 31, 2010
Fixed Rate Debt:		
Carrying amount — liability	$2,843	$2,691
Fair value — liability	2,891	2,791
Variable Rate Debt:		
Carrying amount — liability	$2,071	$1,798
Fair value — liability	2,029	1,770

Note 17. Pension, Other Postretirement Benefits and Savings Plans

We provide employees with defined benefit pension or defined contribution savings plans. Our principal U.S. hourly pension plans provide benefits based on length of service. Effective August 29, 2009, the U.S. hourly pension plans were closed to newly hired employees covered by the United Steelworkers ("USW") master labor contract. The principal U.S. salaried pension plans provide benefits based on final five-year average earnings formulas. Salaried employees who made voluntary contributions to these plans receive higher benefits. Effective December 31, 2008, we froze our U.S. salaried pension plans and implemented improvements to our defined contribution savings plan for these employees.

In addition, we provide certain U.S. employees and employees at certain non-U.S. subsidiaries with health care benefits or life insurance benefits upon retirement. Substantial portions of the health care benefits for U.S. salaried retirees are not insured and are funded from operations.

During 2011, we recognized settlement charges of $15 million related to one of our U.S. pension plans. These settlement charges resulted from total lump sum payments exceeding annual service and interest cost for the plan.

During 2010, we recognized curtailment and termination benefit charges for pensions of $76 million in connection with our plan to close our manufacturing facility in Union City, Tennessee. Also in 2010, we recognized a settlement charge of $15 million related to the purchase of annuities from existing plan assets to settle obligations of certain Canadian pension plans.

Total benefits cost and amounts recognized in other comprehensive (income) loss follows:

	Pension Plans						Other Postretirement Benefits		
	U.S.			Non-U.S.					
(In millions)	2011	2010	2009	2011	2010	2009	2011	2010	2009
Benefits cost:									
Service cost	$ 41	$ 39	$ 34	$ 32	$ 25	$ 26	$ 6	$ 5	$ 6
Interest cost	283	296	314	150	145	142	30	33	32
Expected return on plan assets	(306)	(280)	(235)	(131)	(126)	(115)	—	(1)	(1)
Amortization of prior service cost (credit)	23	31	33	2	2	2	(37)	(37)	(38)
Amortization of net losses	134	133	154	38	35	32	10	9	5
Net periodic cost	175	219	300	91	81	87	9	9	4
Curtailments/settlements	15	33	—	1	15	17	—	8	—
Termination benefits	—	43	—	1	—	1	—	—	—
Total benefits cost	$ 190	$ 295	$ 300	$ 93	$ 96	$ 105	$ 9	$ 17	$ 4
Recognized in other comprehensive (income) loss before tax and minority:									
Prior service cost from plan amendments	$ —	$ —	$ 21	$ —	$ 1	$ 2	$—	$—	$ 1
Increase (decrease) in net actuarial losses	735	143	(85)	45	(12)	367	15	59	35
Amortization of prior service (cost) credit in net periodic cost	(23)	(31)	(33)	(2)	(2)	(1)	37	37	38
Amortization of net losses in net periodic cost	(134)	(133)	(154)	(38)	(35)	(30)	(10)	(9)	(5)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments, settlements, and divestitures	(15)	(40)	—	(4)	(16)	(55)	—	(8)	—
Total recognized in other comprehensive (income) loss before tax and minority	563	(61)	(251)	1	(64)	283	42	79	69
Total recognized in total benefits cost and other comprehensive (income) loss before tax and minority	$ 753	$ 234	$ 49	$ 94	$ 32	$ 388	$ 51	$ 96	$ 73

Total benefits (credit) cost for our other postretirement benefits was $(12) million, $(1) million and $(10) million for our U.S. plans in 2011, 2010 and 2009, respectively, and $21 million, $18 million and $14 million for our non-U.S. plans in 2011, 2010 and 2009, respectively. Total benefits cost for our other postretirement benefits includes a settlement charge of $7 million in 2010 for participant data for our U.S. plans related to prior periods.

We use the fair value of our pension assets in the calculation of pension expense for substantially all of our pension plans.

The estimated prior service cost and net actuarial loss for the defined benefit pension plans that will be amortized from AOCL into benefits cost in 2012 are $23 million and $183 million, respectively, for our U.S. plans and $1 million and $44 million, respectively, for our non-U.S. plans.

The estimated prior service credit and net actuarial loss for the other postretirement benefit plans that will be amortized from AOCL into benefits cost in 2012 are a benefit of $37 million and expense of $12 million, respectively.

The Medicare Prescription Drug Improvement and Modernization Act provides plan sponsors a federal subsidy for certain qualifying prescription drug benefits covered under the sponsor's postretirement health care plans. Our other postretirement benefits cost is presented net of this subsidy.

The change in benefit obligation and plan assets for 2011 and 2010 and the amounts recognized in our Consolidated Balance Sheets at December 31, 2011 and 2010 are as follows:

	Pension Plans				Other Postretirement Benefits	
	U.S.		Non-U.S.			
(In millions)	2011	2010	2011	2010	2011	2010
Change in benefit obligation:						
Beginning balance	$(5,641)	$(5,343)	$(2,696)	$(2,715)	$(604)	$(557)
Newly adopted plans	—	(2)	—	—	—	—
Service cost — benefits earned	(41)	(39)	(32)	(25)	(6)	(5)
Interest cost	(283)	(296)	(150)	(145)	(30)	(33)
Plan amendments	—	—	—	(2)	—	—
Actuarial loss	(452)	(336)	(84)	(42)	(17)	(49)
Participant contributions	—	—	(2)	(3)	(34)	(28)
Curtailments/settlements	27	8	16	35	—	(8)
Termination benefits	—	(43)	(1)	—	—	—
Divestitures	—	—	5	—	1	—
Foreign currency translation	—	—	53	41	15	(14)
Benefit payments	415	410	155	160	93	90
Ending balance	$(5,975)	$(5,641)	$(2,736)	$(2,696)	$(582)	$(604)
Change in plan assets:						
Beginning balance	$ 3,714	$ 3,412	$ 2,074	$ 1,931	$ 7	$ 6
Newly adopted plans	—	2	—	—	—	—
Actual return on plan assets	23	473	155	176	1	—
Company contributions to plan assets	193	219	40	142	3	2
Cash funding of direct participant payments	35	19	26	25	56	61
Participant contributions	—	—	2	3	34	28
Settlements	(27)	(1)	(15)	(33)	—	—
Divestitures	—	—	(1)	—	(1)	—
Foreign currency translation	—	—	(35)	(10)	(1)	—
Benefit payments	(415)	(410)	(155)	(160)	(93)	(90)
Ending balance	$ 3,523	$ 3,714	$ 2,091	$ 2,074	$ 6	$ 7
Funded status at end of year	$(2,452)	$(1,927)	$ (645)	$ (622)	$(576)	$(597)

Other postretirement benefits funded status was $(322) million and $(353) million for our U.S. plans at December 31, 2011 and 2010, respectively, and $(254) million and $(244) million for our non-U.S. plans at December 31, 2011 and 2010, respectively.

Amounts recognized in the Consolidated Balance Sheets consist of:

	Pension Plans				Other Postretirement Benefits	
	U.S.		Non-U.S.			
(In millions)	2011	2010	2011	2010	2011	2010
Noncurrent assets	$ —	$ —	$ 33	$ 35	$ —	$ —
Current liabilities	(10)	(35)	(21)	(20)	(52)	(57)
Noncurrent liabilities	(2,442)	(1,892)	(657)	(637)	(524)	(540)
Net amount recognized	$(2,452)	$(1,927)	$(645)	$(622)	$(576)	$(597)

Amounts recognized in AOCL, net of tax, consist of:

	Pension Plans				Other Postretirement Benefits	
	U.S.		Non-U.S.			
(In millions)	2011	2010	2011	2010	2011	2010
Prior service cost (credit)	$ 101	$ 124	$ 8	$ 11	$(204)	$(241)
Net actuarial loss	2,900	2,314	844	840	185	180
Gross amount recognized	3,001	2,438	852	851	(19)	(61)
Deferred income taxes	(125)	(125)	(106)	(93)	(6)	(2)
Minority shareholders' equity	(59)	(48)	(111)	(128)	3	3
Net amount recognized	$2,817	$2,265	$ 635	$ 630	$ (22)	$ (60)

The following table presents significant weighted average assumptions used to determine benefit obligations at December 31:

	Pension Plans		Other Postretirement Benefits	
	2011	2010	2011	2010
Discount rate:				
— U.S.	4.52%	5.20%	4.12%	4.62%
— Non-U.S.	5.07	5.54	5.88	6.52
Rate of compensation increase:				
— U.S.	N/A	N/A	N/A	N/A
— Non-U.S.	3.36	3.43	3.71	3.99

The following table presents significant weighted average assumptions used to determine benefits cost for the years ended December 31:

	Pension Plans			Other Postretirement Benefits		
	2011	2010	2009	2011	2010	2009
Discount rate:						
— U.S.	5.20%	5.75%	6.50%	4.62%	5.45%	6.50%
— Non-U.S.	5.54	5.68	6.31	6.52	6.79	7.71
Expected long term return on plan assets:						
— U.S.	8.50	8.50	8.50	N/A	N/A	N/A
— Non-U.S.	6.29	6.60	6.46	10.50	10.00	11.50
Rate of compensation increase:						
— U.S.	N/A	N/A	N/A	N/A	N/A	N/A
— Non-U.S.	3.43	3.94	3.71	3.99	4.21	4.20

For 2011, an assumed weighted average discount rate of 5.20% was used for the U.S. pension plans. This rate was developed from a portfolio of bonds from issuers rated AA or higher by S&P as of December 31, 2010, with cash flows similar to the timing of our expected benefit payment cash flows. For our non-U.S. locations, a weighted average discount rate of 5.54% was used. This rate was developed based on the nature of the liabilities and local environments, using available bond indices, yield curves, and long term inflation.

For 2011, an expected long term rate of return of 8.50% was used for the U.S. pension plans. In developing this rate, we evaluated the compound annualized returns of our U.S. pension fund over a period of 15 years or more through December 31, 2010. In addition, we evaluated input from our pension fund consultant on asset class return expectations and long term inflation. For our non-U.S. locations, a weighted average assumed long term rate of return of 6.29% was used. Input from local pension fund consultants concerning asset class return expectations and long term inflation form the basis of this assumption.

The following table presents estimated future benefit payments from the plans as of December 31, 2011. Benefit payments for other postretirement benefits are presented net of retiree contributions:

	Pension Plans		Other Postretirement Benefits	
(In millions)	U.S.	Non-U.S.	Without Medicare Part D Subsidy	Medicare Part D Subsidy Receipts
2012	$ 406	$145	$ 58	$ (4)
2013	402	152	53	(4)
2014	402	153	50	(4)
2015	420	159	47	(3)
2016	418	166	44	(3)
2017-2021	2,057	877	204	(13)

The following table presents selected information on our pension plans:

(In millions)	U.S. 2011	U.S. 2010	Non-U.S. 2011	Non-U.S. 2010
All plans:				
Accumulated benefit obligation	$5,961	$5,629	$2,659	$2,624
Plans not fully-funded:				
Projected benefit obligation	$5,975	$5,641	$2,572	$2,191
Accumulated benefit obligation	5,961	5,629	2,505	2,138
Fair value of plan assets	3,523	3,714	1,899	1,537

Certain non-U.S. subsidiaries maintain unfunded pension plans consistent with local practices and requirements. At December 31, 2011, these plans accounted for $249 million of our accumulated pension benefit obligation, $270 million of our projected pension benefit obligation, and $35 million of our AOCL adjustment. At December 31, 2010, these plans accounted for $271 million of our accumulated pension benefit obligation, $294 million of our projected pension benefit obligation, and $53 million of our AOCL adjustment.

We expect to contribute approximately $550 million to $600 million to our funded U.S. and non-U.S. pension plans in 2012.

Assumed health care cost trend rates at December 31 follow:

	2011	2010
Health care cost trend rate assumed for the next year	8.2%	8.2%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0	5.0
Year that the rate reaches the ultimate trend rate	2017	2017

A 1% change in the assumed health care cost trend would have increased (decreased) the accumulated other postretirement benefits obligation at December 31, 2011 and the aggregate service and interest cost for the year then ended as follows:

(In millions)	1% Increase	1% Decrease
Accumulated other postretirement benefits obligation	$37	$(30)
Aggregate service and interest cost	3	(3)

Our pension plan weighted average investment allocation at December 31, by asset category, follows:

	U.S. 2011	U.S. 2010	Non-U.S. 2011	Non-U.S. 2010
Cash and short term securities	1%	2%	2%	4%
Equity securities	63	66	26	32
Debt securities	35	31	59	52
Alternatives	1	1	13	12
Total	100%	100%	100%	100%

Our pension investment policy recognizes the long term nature of pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize returns consistent with levels of liquidity and investment risk that are prudent and reasonable. All assets are managed externally according to target asset allocation guidelines we have established. Manager guidelines prohibit the use of any type of investment derivative without our prior approval. Portfolio risk is controlled by having managers comply with guidelines, establishing the maximum size of any single holding in their portfolios and by using managers with different investment styles. We periodically undertake asset and liability modeling studies to determine the appropriateness of the investments.

The portfolio of our U.S. pension plans includes holdings of U.S., non-U.S., and private equities, global high quality and high yield fixed income securities, and short term interest bearing deposits. The target asset allocation of the U.S. pension fund is 70% equities and 30% fixed income. Actual U.S. pension fund asset allocations are reviewed on a periodic basis and the pension fund is rebalanced to target ranges on an as needed basis.

The portfolios of our non-U.S. pension plans include holdings of U.S. and non-U.S. equities, global high quality and high yield fixed income securities, hedge funds, currency derivatives, insurance contracts, and short term interest bearing deposits. The weighted average target asset allocation of the non-U.S. pension funds is approximately 30% equities, 60% fixed income, and 10% alternative investments.

The fair values of our pension plan assets at December 31, 2011, by asset category are as follows:

	U.S.				Non-U.S.			
(In millions)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Cash and Short Term Securities	$ 51	$ 51	$ —	$ —	$ 49	$ 34	$ 15	$ —
Equity Securities								
Common and Preferred Stock:								
U.S. Companies	58	58	—	—	47	47	—	—
Non-U.S. Companies	609	606	3	—	110	110	—	—
Commingled Funds	1,323	—	1,323	—	293	19	274	—
Mutual Funds	—	—	—	—	98	13	85	—
Partnership Interests	219	—	62	157	—	—	—	—
Debt Securities								
Corporate Bonds	409	—	409	—	95	12	83	—
Government Bonds	329	—	328	1	382	364	18	—
Asset Backed Securities	55	—	55	—	3	—	3	—
Commingled Funds	415	—	415	—	703	8	695	—
Mutual Funds	7	—	7	—	50	42	8	—
Alternatives								
Commingled Funds	—	—	—	—	128	2	4	122
Real Estate	36	36	—	—	126	—	4	122
Other Investments	1	—	—	1	20	—	1	19
Total Investments	3,512	$751	$2,602	$159	2,104	$651	$1,190	$263
Other	11				(13)			
Total Plan Assets	$3,523				$2,091			

The fair values of our pension plan assets at December 31, 2010, by asset category are as follows:

	U.S.				Non-U.S.			
(In millions)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Cash and Short Term Securities	$ 61	$ 60	$ 1	$ —	$ 80	$ 49	$ 31	$ —
Equity Securities								
Common and Preferred Stock:								
U.S. Companies	84	84	—	—	54	54	—	—
Non-U.S. Companies	738	729	9	—	142	142	—	—
Commingled Funds	1,324	—	1,324	—	339	23	316	—
Mutual Funds	14	—	14	—	126	14	112	—
Partnership Interests	268	—	130	138	—	—	—	—
Debt Securities								
Corporate Bonds	350	—	350	—	14	13	1	—
Government Bonds	366	—	366	—	73	48	25	—
Asset Backed Securities	47	—	46	1	—	—	—	—
Commingled Funds	398	—	398	—	603	1	602	—
Mutual Funds	—	—	—	—	391	49	342	—
Alternatives								
Commingled Funds	—	—	—	—	122	—	4	118
Real Estate	21	21	—	—	106	—	6	100
Other Investments	2	—	—	2	23	—	—	23
Total Investments	3,673	$894	$2,638	$141	2,073	$393	$1,439	$241
Other	41				1			
Total Plan Assets	$3,714				$2,074			

At December 31, 2011 and 2010, the Plans did not directly hold any of our common stock.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows:

- *Cash and Short Term Securities:* Cash and cash equivalents consist of U.S. and foreign currencies. Foreign currencies are reported in U.S. dollars based on currency exchange rates readily available in active markets.
- *Equity Securities:* Common and preferred stock are valued at the closing price reported on the active market on which the individual securities are traded. Commingled funds are valued at the net asset value of units held at year end, as determined by a pricing vendor or the fund family. Mutual funds are valued at the net asset value of shares held at year end, as determined by the closing price reported on the active market on which the individual securities are traded, or pricing vendor or fund family if an active market is not available. Partnership interests are priced based on valuations using the partnership's available financial statements coinciding with our year end.
- *Debt Securities:* Corporate and government bonds, including asset backed securities, are valued at the closing price reported on the active market on which the individual securities are traded, or based on institutional bid evaluations using proprietary models, if an active market is not available. Commingled

funds are valued at the net asset value of units held at year end, as determined by a pricing vendor or the fund family. Mutual funds are valued at the net asset value of shares held at year end, as determined by the closing price reported on the active market on which the individual securities are traded, or pricing vendor or fund family if an active market is not available.

- *Alternatives:* Commingled funds are invested in hedge funds and currency derivatives, which are valued at net asset value as determined by the fund manager based on the most recent financial information available, which typically represents significant unobservable data. Real estate held in real estate investment trusts are valued at the closing price reported on the active market on which the individual securities are traded. Participation in real estate funds are valued at net asset value as determined by the fund manager based on the most recent financial information available, which typically represents significant unobservable data. Other investments include derivative financial instruments, which are primarily valued using independent pricing sources which utilize industry standard derivative valuation models and directed insurance contracts, which are valued as reported by the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth a summary of changes in fair value of the pension plan investments classified as Level 3 for the year ended December 31, 2011:

	U.S.		Non-U.S.		
(In millions)	Partnership Interests	Other	Commingled Funds	Real Estate	Other
Balance, beginning of year	$138	$ 3	$118	$100	$23
Realized gains	9	—	(2)	—	—
Unrealized gains (losses) relating to instruments still held at the reporting date	(2)	(1)	(2)	5	—
Purchases, sales, issuances and settlements (net)	12	—	9	18	(3)
Transfers out of Level 3	—	—	—	—	—
Foreign currency translation	—	—	(1)	(1)	(1)
Balance, end of year	$157	$ 2	$122	$122	$19

The following table sets forth a summary of changes in fair value of the pension plan investments classified as Level 3 for the year ended December 31, 2010:

	U.S.				Non-U.S.		
(In millions)	Partnership Interests	Corporate Bonds	Asset Backed Securities	Other	Commingled Funds	Real Estate	Other
Balance, beginning of year	$106	$ 5	$ 1	$ 2	$ —	$ —	$22
Newly adopted plans	—	—	—	2	—	—	—
Realized gains (losses)	4	—	—	—	—	—	—
Unrealized gains (losses) relating to instruments still held at the reporting date	2	—	—	—	(3)	(1)	—
Purchases, sales, issuances and settlements (net)	26	—	1	(1)	120	100	2
Transfers out of Level 3	—	(5)	(1)	(1)	—	—	—
Foreign currency translation	—	—	—	—	1	1	(1)
Balance, end of year	$138	$—	$ 1	$ 2	$118	$100	$23

Other postretirement benefits plan assets at December 31, 2011 and 2010, which relate to a non-U.S. plan, are invested primarily in mutual funds and are considered a Level 1 investment.

Savings Plans

Substantially all employees in the U.S. and employees of certain non-U.S. locations are eligible to participate in a defined contribution savings plan. Expenses recognized for contributions to these plans were $98 million, $93 million and $84 million for 2011, 2010 and 2009, respectively.

Note 18. Stock Compensation Plans

Our 1997 Performance Incentive Plan, 2002 Performance Plan and 2005 Performance Plan (collectively the "Plans") permitted grants of performance share units, stock options, stock appreciation rights ("SARs"), and restricted stock to employees. The Plans expired on December 31, 2001, April 15, 2005 and April 26, 2008, respectively, except for grants then outstanding. Our 2008 Performance Plan, which was adopted on April 8, 2008 and is due to expire on April 8, 2018, permits the grant of performance share units, stock options, SARs, restricted stock, restricted stock units, other stock-based grants and awards and cash-based grants and awards to employees and directors. A total of 8,000,000 shares of our common stock may be issued in respect of grants made under the 2008 Performance Plan. Any shares of common stock that are subject to awards of stock options or SARs will be counted as one share for each share granted for purposes of the aggregate share limit and any shares of common stock that are subject to any other awards will be counted as 1.61 shares for each share granted for purposes of the aggregate share limit. In addition, shares of common stock that are subject to awards issued under the 2008 Performance Plan or the Plans that expire according to their terms or are forfeited, terminated, canceled or surrendered or are settled, or can be paid, only in cash will be available for issuance pursuant to a new grant or award under the 2008 Performance Plan.

On December 4, 2000, we adopted The Goodyear Tire & Rubber Company Stock Option Plan for Hourly Bargaining Unit Employees and the Hourly and Salaried Employee Stock Option Plan, which permitted the granting of options to certain employees. These plans expired on December 31, 2001 and December 31, 2002, respectively, except for options then outstanding. The options granted under these plans were fully vested prior to January 1, 2006.

All outstanding awards under the 1997 Performance Incentive Plan and the Stock Option Plan for Hourly Bargaining Unit Employees had expired as of December 31, 2011.

Shares issued under our stock-based compensation plans are usually issued from shares of our common stock held in treasury.

Stock Options

Grants of stock options and SARs (collectively referred to as "options") under the Plans and the 2008 Performance Plan generally have a graded vesting period of four years whereby one-fourth of the awards vest on each of the first four anniversaries of the grant date, an exercise price equal to the fair market value of one share of our common stock on the date of grant (calculated as the average of the high and low price on that date or, with respect to the 2008 Performance Plan, the closing market price on that date) and a contractual term of ten years. The exercise of tandem SARs cancels an equivalent number of stock options and conversely, the exercise of stock options cancels an equivalent number of tandem SARs. Option grants are cancelled on, or 90 days following, termination of employment unless termination is due to retirement, death or disability under certain circumstances, in which case, all outstanding options vest fully and remain outstanding for a term set forth in the related grant agreement.

Under the Plans, the exercise of certain stock options through a share swap, whereby the employee exercising the stock options tenders shares of our common stock then owned by such employee towards the exercise price plus taxes, if any, due from such employee, results in an immediate grant of new options (hereinafter referred to as "reload" options) equal to the number of shares so tendered plus any shares tendered to satisfy the employee's income tax obligations on the transaction. Each such grant of reload options vests on the first anniversary of its respective grant date, has an exercise price equal to the fair market value of one share of our common stock on the date of grant (calculated as the average of the high and low price on that date) and a contractual term equal to the remaining contractual term of the original option. The subsequent exercise of such reload options through a share swap does not result in the grant of any additional reload options. The 2008 Performance Plan does not permit the grant of reload options.

The following table summarizes the activity related to options during 2011:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In millions)
Outstanding at January 1	14,176,825	$15.11		
Options granted	1,799,765	13.82		
Options exercised	(1,194,516)	6.81		$10
Options expired	(1,280,327)	22.13		
Options cancelled	(713,923)	18.02		
Outstanding at December 31	12,787,824	14.84	5.6	19
Vested and expected to vest at December 31	12,333,472	14.94	5.5	18
Exercisable at December 31	8,657,347	16.12	4.3	12
Available for grant at December 31	8,680,840			

In addition, the aggregate intrinsic value of options exercised in 2010 and 2009 was $1 million and $3 million, respectively.

Significant option groups outstanding at December 31, 2011 and related weighted average exercise price and remaining contractual term information follows:

Grant Date	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Term(Years)
2/22/2011	1,395,991	3,897	$13.91	9.2
2/23/2010	1,317,503	360,336	12.74	8.2
2/26/2009	1,746,313	866,605	4.81	7.2
2/21/2008	1,175,896	988,135	26.74	6.2
2/27/2007	1,287,090	1,287,090	24.71	5.2
12/6/2005	853,256	853,256	17.15	3.9
12/9/2004	1,480,941	1,480,941	12.54	2.9
12/2/2003	762,806	762,806	6.81	1.9
12/3/2002	386,605	386,605	7.94	0.9
All other	2,381,423	1,667,676	(1)	(1)
	12,787,824	8,657,347		

(1) Options in the "All other" category had exercise prices ranging from $5.52 to $36.25. The weighted average exercise price for options outstanding and exercisable in that category was $16.99 and $18.64, respectively, while the remaining weighted average contractual term was 4.9 years and 3.3 years, respectively.

Weighted average grant date fair values of stock options and the assumptions used in estimating those fair values are as follows:

	2011	2010	2009
Weighted average grant date fair value	$6.94	$6.45	$4.08
Black-Scholes model assumptions(1):			
Expected term (years)	6.25	6.25	5.99
Interest rate	2.28%	2.58%	2.39%
Volatility	49.5%	50.5%	79.6%
Dividend yield	—	—	—

(1) We review the assumptions used in our Black-Scholes model in conjunction with estimating the grant date fair value of the annual grants of stock-based awards by our Board of Directors.

Performance Share Units

Performance share units granted under the 2008 Performance Plan are earned over a three-year period beginning January 1 of the year of grant. Total units earned may vary between 0% and 150% of the units granted based on the attainment of performance targets during the related three-year period and continued service. The performance targets are established by the Board of Directors. All of the units earned will be settled through the issuance of an equivalent number of shares of our common stock and are equity classified.

Eligible employees may elect to defer receiving the payout of all or a portion of their units earned until termination of employment. For grants made in 2009 and later under the 2008 Performance Plan, each deferred unit equates to one share of our common stock and is payable 100% in shares of our common stock at the expiration of the deferral period.

The following table summarizes the activity related to performance share units during 2011:

	Number of Shares
Unvested at January 1	302,240
Granted	161,876
Vested	(163,593)
Forfeited	(5,063)
Unvested at December 31	295,460

We measure the fair value of grants of performance share units based primarily on the closing market price of a share of our common stock on the date of the grant, modified as appropriate to take into account the features of such grants. The weighted average fair value per share was $15.58, $12.58, and $5.33 for performance share units granted in 2011, 2010 and 2009, respectively.

Other Information

Stock-based compensation expense, cash payments made to settle SARs and performance share units, and cash received from the exercise of stock options follows:

(In millions)	2011	2010	2009
Stock-based compensation expense recognized	$18	$26	$29
Tax impact	—	—	(2)
After-tax stock-based compensation expense	$18	$26	$27
Cash payments to settle SARs and performance share units	$—	$—	$—
Cash received from stock option exercises	8	1	2

As of December 31, 2011, unearned compensation cost related to the unvested portion of all stock-based awards was approximately $27 million and is expected to be recognized over the remaining vesting period of the respective grants, through December 31, 2015.

Note 19. Commitments and Contingent Liabilities

Environmental Matters

We have recorded liabilities totaling $46 million and $44 million at December 31, 2011 and December 31, 2010, respectively, for anticipated costs related to various environmental matters, primarily the remediation of numerous waste disposal sites and certain properties sold by us. Of these amounts, $11 million and $12 million were included in Other Current Liabilities at December 31, 2011 and December 31, 2010, respectively. The costs include legal and consulting fees, site studies, the design and implementation of remediation plans, post-remediation monitoring and related activities, and will be paid over several years. The amount of our ultimate liability in respect of these matters may be affected by several uncertainties, primarily the ultimate cost of required remediation and the extent to which other responsible parties contribute. We have limited potential insurance coverage for future environmental claims.

Workers' Compensation

We have recorded liabilities, on a discounted basis, totaling $302 million and $291 million for anticipated costs related to workers' compensation at December 31, 2011 and December 31, 2010, respectively. Of these amounts, $63 million and $71 million were included in Current Liabilities as part of Compensation and Benefits at December 31, 2011 and December 31, 2010, respectively. The costs include an estimate of expected settlements on pending claims, defense costs and a provision for claims incurred but not reported. These estimates are based on our assessment of potential liability using an analysis of available information with respect to pending claims, historical experience, and current cost trends. The amount of our ultimate liability in respect of these matters may differ from these estimates. We periodically, and at least annually, update our loss development factors based on actuarial analyses. At December 31, 2011 and December 31, 2010, the liability was discounted using a risk-free rate of return.

General and Product Liability and Other Litigation

We have recorded liabilities totaling $293 million and $328 million, including related legal fees expected to be incurred, for potential product liability and other tort claims presently asserted against us at December 31, 2011 and December 31, 2010, respectively. Of these amounts, $40 million and $91 million were included in Other Current Liabilities at December 31, 2011 and December 31, 2010, respectively. The amounts recorded were estimated based on an assessment of potential liability using an analysis of available information with respect to pending claims, historical experience and, where available, recent and current trends. The amount of our ultimate liability in respect of these matters may differ from these estimates. The decrease in the liability from December 31, 2010 was due primarily to payment in 2011 of an unfavorable judgment from 2010 and favorable claim experience.

Asbestos. We are a defendant in numerous lawsuits alleging various asbestos-related personal injuries purported to result from alleged exposure to asbestos in certain products manufactured by us or present in certain of our facilities. Typically, these lawsuits have been brought against multiple defendants in state and Federal courts. To date, we have disposed of approximately 98,100 claims by defending and obtaining the dismissal thereof or by entering into a settlement. The sum of our accrued asbestos-related liability and gross payments to date, including legal costs, totaled approximately $388 million through December 31, 2011 and $365 million through December 31, 2010.

A summary of recent approximate asbestos claims activity follows. Because claims are often filed and disposed of by dismissal or settlement in large numbers, the amount and timing of settlements and the number of open claims during a particular period can fluctuate significantly. The passage of tort reform laws and creation of deferred dockets for non-malignancy claims in several states has contributed to a decline in the number of claims filed in recent years.

(Dollars in millions)	2011	2010	2009
Pending claims, beginning of year	83,700	90,200	99,000
New claims filed during the year	2,200	1,700	1,600
Claims settled/dismissed during the year	(7,400)	(8,200)	(10,400)
Pending claims, end of year	78,500	83,700	90,200
Payments(1)	$ 23	$ 26	$ 20

(1) Represents amount spent by us and our insurers on asbestos litigation defense and claim resolution.

We periodically, and at least annually, review our existing reserves for pending claims, including a reasonable estimate of the liability associated with unasserted asbestos claims, and estimate our receivables from probable insurance recoveries. We had recorded gross liabilities for both asserted and unasserted claims, inclusive of defense costs, totaling $138 million and $126 million at December 31, 2011 and December 31, 2010, respectively. The recorded liability represents our estimated liability over the next ten years, which represents the period over which the liability can be reasonably estimated. Due to the difficulties in making these estimates, analysis based on new data and/or a change in circumstances arising in the future could result in an increase in the recorded obligation in an amount that cannot be reasonably estimated, and that increase could be significant. The portion of the liability associated with unasserted asbestos claims and related defense costs was $64 million at December 31, 2011 and $63 million at December 31, 2010. At December 31, 2011, our liability with respect to asserted claims and related defense costs was $74 million, compared to $63 million at December 31, 2010. The increase is primarily due to a $13 million adjustment related to prior periods. At December 31, 2011, we estimate that it is reasonably possible that our gross liabilities, net of our estimate for probable insurance recoveries, could exceed our recorded amounts by approximately $10 million.

We maintain primary insurance coverage under coverage-in-place agreements, and also have excess liability insurance with respect to asbestos liabilities. After consultation with our outside legal counsel and giving consideration to agreements with certain of our insurance carriers, the financial viability and legal obligations of our insurance carriers and other relevant factors, we determine an amount we expect is probable of recovery from such carriers. We record a receivable with respect to such policies when we determine that recovery is probable and we can reasonably estimate the amount of a particular recovery.

We recorded a receivable related to asbestos claims of $67 million as of December 31, 2011 and December 31, 2010. We expect that approximately 50% of asbestos claim related losses would be recoverable through insurance through the period covered by the estimated liability. Of these amounts, $8 million was included in Current Assets as part of Accounts Receivable at December 31, 2011 and December 31, 2010. The recorded receivable consists of an amount we expect to collect under coverage-in-place agreements with certain primary carriers as well as an amount we believe is probable of recovery from certain of our excess coverage insurance carriers.

We believe that, at December 31, 2011, we had approximately $160 million in limits of excess level policies potentially applicable to indemnity and defense costs for asbestos products claims. We also had coverage under certain primary policies for indemnity and defense costs for asbestos products claims under remaining aggregate limits, as well as coverage for indemnity and defense costs for asbestos premises claims on a per occurrence basis, pursuant to coverage-in-place agreements at December 31, 2011.

We believe that our reserve for asbestos claims, and the receivable for recoveries from insurance carriers recorded in respect of these claims, reflects reasonable and probable estimates of these amounts, subject to the exclusion of claims for which it is not feasible to make reasonable estimates. The estimate of the assets and liabilities related to pending and expected future asbestos claims and insurance recoveries is subject to numerous uncertainties, including, but not limited to, changes in:

- the litigation environment,
- Federal and state law governing the compensation of asbestos claimants,
- recoverability of receivables due to potential insolvency of carriers,
- our approach to defending and resolving claims, and
- the level of payments made to claimants from other sources, including other defendants and 524(g) trusts.

As a result, with respect to both asserted and unasserted claims, it is reasonably possible that we may incur a material amount of cost in excess of the current reserve; however, such amounts cannot be reasonably estimated. Coverage under insurance policies is subject to varying characteristics of asbestos claims including, but not limited to, the type of claim (premise vs. product exposure), alleged date of first exposure to our products or premises and disease alleged. Depending upon the nature of these characteristics, as well as the resolution of certain legal issues, some portion of the insurance may not be accessible by us.

Other Actions. We are currently a party to various claims and legal proceedings in addition to those noted above. If management believes that a loss arising from these matters is probable and can reasonably be estimated, we record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations. However, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or an injunction prohibiting us from selling one or more products. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations of the period in which the ruling occurs, or in future periods.

Income Tax and Other Tax Matters

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize tax benefits to the extent that it is more likely than not that our positions will be sustained when challenged by the taxing authorities. We derecognize tax benefits when based on new information we determine that it is no longer more likely than not that our position will be sustained. To the extent we prevail in matters for which liabilities have been established, or determine we need to derecognize tax benefits recorded in prior periods, or we are required to pay amounts in excess of our liabilities, our effective tax rate in a given period could be materially affected. An unfavorable tax settlement would require use of our cash, and result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the period of resolution.

In September 2011, the State of Sao Paulo, Brazil issued an assessment to us for allegedly improperly taking tax credits for value-added taxes paid to a supplier of natural rubber during the period from January 2006 to August 2008. The assessment, including interest and penalties, totals 92 million Brazilian real (approximately $50 million). We received similar assessments from the State of Sao Paulo, Brazil in December 2010 for allegedly improperly taking tax credits for value-added taxes paid to other suppliers of natural rubber during the period from January 2006 to October 2009. These assessments, including interest and penalties, totaled 88 million Brazilian real (approximately $47 million). We have filed responses contesting all of the assessments and are defending these matters. In the event we are unsuccessful in defending one or more of these assessments, our results of operations could be materially affected.

Binding Commitments and Guarantees

At December 31, 2011, we had binding commitments for raw materials, capital expenditures, utilities, and various other types of contracts. Total commitments on contracts that extend beyond 2012 are expected to total approximately $2.7 billion. In addition, we have other contractual commitments, the amounts of which cannot be estimated, pursuant to certain long term agreements under which we will purchase varying amounts of certain raw materials and finished goods at agreed upon base prices that may be subject to periodic adjustments for changes in raw material costs and market price adjustments, or in quantities that may be subject to periodic adjustments for changes in our or our suppliers' production levels.

We have off-balance sheet financial guarantees written and other commitments totaling approximately $105 million at December 31, 2011, compared to $26 million at December 31, 2010. The increase primarily relates to our obligations in connection with the financing of the construction of our new Global and North American Tire Headquarters facility. In addition, we will from time to time issue guarantees to financial institutions or other entities on behalf of certain of our affiliates, lessors or customers. Normally there is no separate premium received by us as consideration for the issuance of guarantees. We also generally do not require collateral in connection with the issuance of these guarantees. If our performance under these guarantees is triggered by non-payment or another specified event, we would be obligated to make payment to the financial institution or the other entity, and would typically have recourse to the affiliate, lessor or customer. The guarantees expire at various times through 2023. We are unable to estimate the extent to which our affiliates', lessors' or customers' assets would be adequate to recover any payments made by us under the related guarantees.

Indemnifications

At December 31, 2011, we were a party to various agreements under which we had assumed obligations to indemnify the counterparties from certain potential claims and losses. These agreements typically involve standard commercial activities undertaken by us in the normal course of business; the sale of assets by us; the formation of joint venture businesses to which we had contributed assets in exchange for ownership interests; and other financial transactions. Indemnifications provided by us pursuant to these agreements relate to various matters including, among other things, environmental, tax and shareholder matters; intellectual property rights; government regulations and employment-related matters; and dealer, supplier and other commercial matters.

Certain indemnifications expire from time to time, and certain other indemnifications are not subject to an expiration date. In addition, our potential liability under certain indemnifications is subject to maximum caps, while other indemnifications are not subject to caps. Although we have been subject to indemnification claims in the past, we cannot reasonably estimate the number, type and size of indemnification claims that may arise in the future. Due to these and other uncertainties associated with the indemnifications, our maximum exposure to loss under these agreements cannot be estimated.

We have determined that there are no indemnifications or guarantees other than liabilities for which amounts are already recorded or reserved in our consolidated financial statements under which it is probable that we have incurred a liability.

Warranty

We had recorded $20 million and $17 million for potential claims under warranties offered by us at December 31, 2011 and 2010, respectively, the majority of which is recorded in Other current liabilities at December 31, 2011 and 2010.

The following table presents changes in the warranty reserve during 2011 and 2010:

(in millions)	2011	2010
Balance at January 1	$ 17	$ 18
Payments made during the period	(11)	(14)
Expense recorded during the period	15	13
Translation adjustment	(1)	—
Balance at December 31	$ 20	$ 17

Note 20. Mandatory Convertible Preferred Stock

On March 31, 2011, we issued 10,000,000 shares of our 5.875% mandatory convertible preferred stock, without par value and with an initial liquidation preference of $50.00 per share, at a price of $50.00 per share. Quarterly dividends on each share of the mandatory convertible preferred stock will accrue at a rate of 5.875% per year on the initial liquidation preference of $50.00 per share. Dividends will accrue and accumulate from the date of issuance and, to the extent that we are legally permitted to pay a dividend and the Board of Directors declares a dividend payable, we will pay dividends in cash on January 1, April 1, July 1 and October 1 of each year, commencing on July 1, 2011 and ending on April 1, 2014. The mandatory convertible preferred stock ranks senior to our common stock with respect to distribution rights in the event of any liquidation, winding-up or dissolution of the Company.

Unless converted earlier, each share of the mandatory convertible preferred stock will automatically convert on April 1, 2014 into between 2.7454 and 3.4317 shares of common stock, depending on the market value of our common stock for the 20 consecutive trading day period ending on the third trading day prior to April 1, 2014, subject to customary anti-dilution adjustments. At any time prior to April 1, 2014, holders may elect to convert shares of the mandatory convertible preferred stock at the minimum conversion rate of 2.7454 shares of common stock, subject to customary anti-dilution adjustments. If certain fundamental changes involving the Company occur, holders of the mandatory convertible preferred stock may convert their shares into a number of shares of common stock at the fundamental change conversion rate described in our Amended Articles of Incorporation. If the Company at any time has not paid the equivalent of six full quarterly dividends on the mandatory convertible preferred stock, the Company may, at its option, cause all, but not less than all, outstanding shares of the mandatory convertible preferred stock to be automatically converted into a number of shares of our common stock based on the fundamental change conversion rate.

Upon conversion, we will pay converting holders all accrued and unpaid dividends, whether or not previously declared, on the converted shares and, in the case of a conversion upon a fundamental change or a conversion following nonpayment of dividends, the present value of the remaining dividend payments on the converted shares. Except as required by law or as specifically set forth in our Amended Articles of Incorporation, the holders of the mandatory convertible preferred stock have no voting rights.

So long as any of the mandatory convertible preferred stock is outstanding, no dividend, except a dividend payable in shares of our common stock, or other shares ranking junior to the mandatory convertible preferred stock, may be paid or declared or any distribution be made on shares of the common stock unless all accrued and unpaid dividends on the then outstanding mandatory convertible preferred stock payable on all dividend payment dates occurring on or prior to the date of such action have been declared and paid or funds sufficient therefor set apart.

In the second quarter of 2011, the Company's Board of Directors declared cash dividends of $7 million that were paid in the third quarter of 2011. In the third quarter of 2011, the Company's Board of Directors declared cash dividends of $7 million that were paid in the fourth quarter of 2011. On December 6, 2011, the Company's Board of Directors declared cash dividends of $0.7344 per share of mandatory convertible preferred stock, or $7 million in the aggregate. The dividend was paid on January 3, 2012 to stockholders of record as of the close of business of December 15, 2011.

Note 21. Accumulated Other Comprehensive Loss

The components of Accumulated Other Comprehensive Loss follow:

(In millions)	2011	2010
Foreign currency translation adjustment	$ (594)	$ (454)
Unrecognized net actuarial losses and prior service costs	(3,430)	(2,835)
Deferred derivative gain (loss)	7	(2)
Unrealized investment gains	26	21
Total Accumulated Other Comprehensive Loss	$(3,991)	$(3,270)

Note 22. Investments in Unconsolidated Affiliates

The following tables present summarized financial information for financial position and results of operations of our investments accounted for under the equity method:

(In millions)	2011	2010
Financial Position:		
Current assets	$655	$532
Noncurrent assets	72	68
Current liabilities	460	394
Noncurrent liabilities	29	16
Noncontrolling interests	38	33

	Year Ended December 31,		
	2011	2010	2009
Results of Operations:			
Net sales	$1,808	$1,547	$1,217
Gross profit	596	508	414
Net income	80	70	33
Net income (loss) attributable to investee	69	63	27

Our equity in the earnings of unconsolidated affiliates was $19 million, $11 million and $9 million in 2011, 2010 and 2009, respectively.

Note 23. Consolidating Financial Information

Certain of our subsidiaries have guaranteed our obligations under the $650 million outstanding principal amount of 10.5% senior notes due 2016, the $1.0 billion outstanding principal amount of 8.25% senior notes due 2020, and the $282 million outstanding principal amount of 8.75% notes due 2020 (collectively, the "notes"). The following presents the condensed consolidating financial information separately for:

(i) The Goodyear Tire & Rubber Company (the "Parent Company"), the issuer of the guaranteed obligations;

(ii) Guarantor subsidiaries, on a combined basis, as specified in the indentures related to Goodyear's obligations under the notes;

(iii) Non-guarantor subsidiaries, on a combined basis;

(iv) Consolidating entries and eliminations representing adjustments to (a) eliminate intercompany transactions between or among the Parent Company, the guarantor subsidiaries and the non-guarantor subsidiaries, (b) eliminate the investments in our subsidiaries, and (c) record consolidating entries; and

(v) The Goodyear Tire & Rubber Company and Subsidiaries on a consolidated basis.

Each guarantor subsidiary is 100% owned by the Parent Company at the date of each balance sheet presented. The notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary. The guarantees of the guarantor subsidiaries are subject to release in limited circumstances only upon the occurrence of certain customary conditions. Each entity in the consolidating financial information follows the same accounting policies as described in the consolidated financial statements, except for the use by the Parent Company and guarantor subsidiaries of the equity method of accounting to reflect ownership interests in subsidiaries which are eliminated upon consolidation. Changes in intercompany receivables and payables related to operations, such as intercompany sales or service charges, are included in cash flows from operating activities. Intercompany transactions reported as investing or financing activities include the sale of the capital stock of various subsidiaries, loans and other capital transactions between members of the consolidated group.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

Certain non-guarantor subsidiaries of the Parent Company are restricted from remitting funds to it by means of dividends, advances or loans due to required foreign government and/or currency exchange board approvals or restrictions in credit agreements or other debt instruments of those subsidiaries.

Consolidating Balance Sheet
December 31, 2011

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Assets:					
Current Assets:					
Cash and Cash Equivalents	$ 916	$ 108	$ 1,748	$ —	$ 2,772
Accounts Receivable	984	217	1,648	—	2,849
Accounts Receivable From Affiliates	—	512	204	(716)	—
Inventories	1,579	227	2,135	(85)	3,856
Prepaid Expenses and Other Current Assets	53	9	262	11	335
Total Current Assets	3,532	1,073	5,997	(790)	9,812
Goodwill	—	25	460	169	654
Intangible Assets	110	1	46	—	157
Deferred Income Taxes	—	82	63	—	145
Other Assets	226	49	211	—	486
Investments in Subsidiaries	4,067	339	4,367	(8,773)	—
Property, Plant and Equipment	2,129	162	4,044	40	6,375
Total Assets	$10,064	$1,731	$15,188	$(9,354)	$17,629
Liabilities:					
Current Liabilities:					
Accounts Payable-Trade	$ 925	$ 199	$ 2,544	$ —	$ 3,668
Accounts Payable to Affiliates	716	—	—	(716)	—
Compensation and Benefits	445	31	323	—	799
Other Current Liabilities	344	34	688	(16)	1,050
Notes Payable and Overdrafts	—	—	256	—	256
Long Term Debt and Capital Leases Due Within One Year	11	—	145	—	156
Total Current Liabilities	2,441	264	3,956	(732)	5,929
Long Term Debt and Capital Leases	3,271	—	1,518	—	4,789
Compensation and Benefits	2,793	294	915	—	4,002
Deferred and Other Noncurrent Income Taxes	32	5	199	8	244
Other Long Term Liabilities	778	33	230	—	1,041
Total Liabilities	9,315	596	6,818	(724)	16,005
Commitments and Contingent Liabilities					
Minority Shareholders' Equity	—	—	404	203	607
Shareholders' Equity:					
Goodyear Shareholders' Equity:					
Preferred Stock	500	—	—	—	500
Common Stock	245	333	5,033	(5,366)	245
Capital Surplus	2,808	39	1,065	(1,104)	2,808
Retained Earnings	1,187	1,303	2,850	(4,153)	1,187
Accumulated Other Comprehensive Loss	(3,991)	(540)	(1,250)	1,790	(3,991)
Goodyear Shareholders' Equity	749	1,135	7,698	(8,833)	749
Minority Shareholders' Equity — Nonredeemable	—	—	268	—	268
Total Shareholders' Equity	749	1,135	7,966	(8,833)	1,017
Total Liabilities and Shareholders' Equity	$10,064	$1,731	$15,188	$(9,354)	$17,629

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

Consolidating Balance Sheet
December 31, 2010

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Assets:					
Current Assets:					
Cash and Cash Equivalents	$ 792	$ 38	$ 1,175	$ —	$ 2,005
Accounts Receivable	875	219	1,642	—	2,736
Accounts Receivable From Affiliates	—	434	197	(631)	—
Inventories	1,259	185	1,610	(77)	2,977
Prepaid Expenses and Other Current Assets	58	5	257	7	327
Total Current Assets	2,984	881	4,881	(701)	8,045
Goodwill	—	24	476	183	683
Intangible Assets	109	1	51	—	161
Deferred Income Taxes	—	1	58	(1)	58
Other Assets	241	48	229	—	518
Investments in Subsidiaries	3,879	313	4,324	(8,516)	—
Property, Plant and Equipment	2,177	172	3,787	29	6,165
Total Assets	$ 9,390	$1,440	$13,806	$(9,006)	$15,630
Liabilities:					
Current Liabilities:					
Accounts Payable-Trade	$ 814	$ 140	$ 2,153	$ —	$ 3,107
Accounts Payable to Affiliates	631	—	—	(631)	—
Compensation and Benefits	411	34	311	—	756
Other Current Liabilities	369	33	618	(2)	1,018
Notes Payable and Overdrafts	—	—	238	—	238
Long Term Debt and Capital Leases Due Within One Year	1	—	187	—	188
Total Current Liabilities	2,226	207	3,507	(633)	5,307
Long Term Debt and Capital Leases	3,573	—	746	—	4,319
Compensation and Benefits	2,296	209	910	—	3,415
Deferred and Other Noncurrent Income Taxes	31	3	202	6	242
Other Long Term Liabilities	620	32	190	—	842
Total Liabilities	8,746	451	5,555	(627)	14,125
Commitments and Contingent Liabilities					
Minority Shareholders' Equity	—	—	374	210	584
Shareholders' Equity:					
Goodyear Shareholders' Equity:					
Preferred Stock	—	—	—	—	—
Common Stock	243	333	5,021	(5,354)	243
Capital Surplus	2,805	35	1,025	(1,060)	2,805
Retained Earnings	866	1,098	2,698	(3,796)	866
Accumulated Other Comprehensive Loss	(3,270)	(477)	(1,144)	1,621	(3,270)
Goodyear Shareholders' Equity	644	989	7,600	(8,589)	644
Minority Shareholders' Equity — Nonredeemable	—	—	277	—	277
Total Shareholders' Equity	644	989	7,877	(8,589)	921
Total Liabilities and Shareholders' Equity	$ 9,390	$1,440	$13,806	$(9,006)	$15,630

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

Consolidating Statements of Operations

(In millions)	Year Ended December 31, 2011				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Net Sales	$9,027	$2,891	$26,289	$(15,440)	$22,767
Cost of Goods Sold	8,209	2,574	23,732	(15,694)	18,821
Selling, Administrative and General Expense	898	185	1,747	(8)	2,822
Rationalizations	70	3	30	—	103
Interest Expense	247	19	288	(224)	330
Other (Income) and Expense	(218)	(21)	(162)	474	73
Income (Loss) before Income Taxes and Equity in Earnings of Subsidiaries	(179)	131	654	12	618
United States and Foreign Taxes	37	(52)	218	(2)	201
Equity in Earnings of Subsidiaries	559	29	—	(588)	—
Net Income (Loss)	343	212	436	(574)	417
Less: Minority Shareholders' Net Income	—	—	74	—	74
Goodyear Net Income (Loss)	343	212	362	(574)	343
Less: Preferred Stock Dividends	22	—	—	—	22
Goodyear Net Income (Loss) available to Common Shareholders	$ 321	$ 212	$ 362	$ (574)	$ 321

(In millions)	Year Ended December 31, 2010				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Net Sales	$7,648	$2,378	$20,183	$(11,377)	$18,832
Cost of Goods Sold	6,932	2,121	17,893	(11,494)	15,452
Selling, Administrative and General Expense	928	183	1,526	(7)	2,630
Rationalizations	163	22	55	—	240
Interest Expense	271	17	147	(119)	316
Other (Income) and Expense	(88)	(21)	42	253	186
Income (Loss) before Income Taxes and Equity in Earnings of Subsidiaries	(558)	56	520	(10)	8
United States and Foreign Taxes	—	8	163	1	172
Equity in Earnings of Subsidiaries	342	18	—	(360)	—
Net (Loss) Income	(216)	66	357	(371)	(164)
Less: Minority Shareholders' Net Income	—	—	52	—	52
Goodyear Net (Loss) Income	$ (216)	$ 66	$ 305	$ (371)	$ (216)

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

Consolidating Statements of Operations
Year Ended December 31, 2009

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Net Sales	$6,702	$1,747	$15,244	$(7,392)	$16,301
Cost of Goods Sold	6,216	1,601	13,368	(7,509)	13,676
Selling, Administrative and General Expense	904	162	1,342	(4)	2,404
Rationalizations	106	10	111	—	227
Interest Expense	253	23	181	(146)	311
Other (Income) and Expense	(252)	(3)	(84)	379	40
(Loss) Income before Income Taxes and Equity in Earnings of Subsidiaries	(525)	(46)	326	(112)	(357)
United States and Foreign Taxes	(99)	(10)	114	2	7
Equity in Earnings of Subsidiaries	51	(32)	—	(19)	—
Net (Loss) Income	(375)	(68)	212	(133)	(364)
Less: Minority Shareholders' Net Income	—	—	11	—	11
Goodyear Net (Loss) Income	$ (375)	$ (68)	$ 201	$ (133)	$ (375)

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2011

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Cash Flows from Operating Activities:					
Total Cash Flows from Operating Activities	$ 260	$100	$ 898	$(485)	$ 773
Cash Flows from Investing Activities:					
Capital expenditures	(210)	(21)	(815)	3	(1,043)
Asset dispositions	69	—	8	(1)	76
Asset acquisitions	—	—	(1)	1	—
Government grants received	—	—	95	—	95
Capital contributions	(14)	—	(17)	31	—
Capital redemptions	—	—	38	(38)	—
Increase in restricted cash	(1)	—	(24)	—	(25)
Other transactions	(1)	—	(4)	—	(5)
Total Cash Flows from Investing Activities	(157)	(21)	(720)	(4)	(902)
Cash Flows from Financing Activities:					
Short term debt and overdrafts incurred	—	—	179	—	179
Short term debt and overdrafts paid	—	—	(138)	—	(138)
Long term debt incurred	400	—	2,771	—	3,171
Long term debt paid	(750)	—	(1,900)	—	(2,650)
Proceeds from issuance of preferred stock	484	—	—	—	484
Preferred stock dividends paid	(15)	—	—	—	(15)
Common stock issued	8	—	—	—	8
Capital contributions and loans	(101)	—	132	(31)	—
Capital redemptions	—	—	(38)	38	—
Intercompany dividends paid	—	(7)	(475)	482	—
Transactions with minority interests in subsidiaries	(3)	—	(21)	—	(24)
Debt related costs and other transactions	(2)	—	(19)	—	(21)
Total Cash Flows from Financing Activities	21	(7)	491	489	994
Effect of exchange rate changes on cash and cash equivalents	—	(2)	(96)	—	(98)
Net Change in Cash and Cash Equivalents	124	70	573	—	767
Cash and Cash Equivalents at Beginning of the Year	792	38	1,175	—	2,005
Cash and Cash Equivalents at End of the Year	$ 916	$108	$ 1,748	$ —	$ 2,772

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2010

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Cash Flows from Operating Activities:					
Total Cash Flows from Operating Activities	$ 278	$ 43	$ 858	$(255)	$ 924
Cash Flows from Investing Activities:					
Capital expenditures	(334)	(18)	(583)	(9)	(944)
Asset dispositions	1	—	69	—	70
Capital contributions	—	—	(136)	136	—
Capital redemptions	16	—	134	(150)	—
Increase in restricted cash	—	—	(11)	—	(11)
Return of investment in The Reserve Primary Fund	26	—	—	—	26
Total Cash Flows from Investing Activities	$(291)	$(18)	$ (527)	$ (23)	$ (859)
Cash Flows from Financing Activities:					
Short term debt and overdrafts incurred	3	2	80	—	85
Short term debt and overdrafts paid	—	—	(68)	—	(68)
Long term debt incurred	994	—	756	—	1,750
Long term debt paid	(974)	—	(581)	—	(1,555)
Common stock issued	1	—	—	—	1
Capital contributions and loans	—	—	136	(136)	—
Capital redemptions	—	—	(150)	150	—
Intercompany dividends paid	—	(7)	(257)	264	—
Transactions with minority interests in subsidiaries	—	—	(13)	—	(13)
Debt related costs and other transactions	(21)	—	—	—	(21)
Total Cash Flows from Financing Activities	3	(5)	(97)	278	179
Effect of exchange rate changes on cash and cash equivalents	—	1	(162)	—	(161)
Net Change in Cash and Cash Equivalents	(10)	21	72	—	83
Cash and Cash Equivalents at Beginning of the Year	802	17	1,103	—	1,922
Cash and Cash Equivalents at End of the Year	$ 792	$ 38	$1,175	$ —	$ 2,005

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

(In millions)	Condensed Consolidating Statement of Cash Flows Year Ended December 31, 2009				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Cash Flows from Operating Activities:					
Total Cash Flows from Operating Activities	$ 328	$ 1	$1,188	$(220)	$ 1,297
Cash Flows from Investing Activities:					
Capital expenditures	(270)	(8)	(462)	(6)	(746)
Asset dispositions	154	1	20	(132)	43
Asset acquisitions	—	—	(132)	132	—
Capital contributions	—	—	(62)	62	—
Decrease (increase) in restricted cash	2	—	(5)	—	(3)
Return of investment in The Reserve Primary Fund	47	—	—	—	47
Other transactions	(1)	—	(3)	—	(4)
Total Cash Flows from Investing Activities	(68)	(7)	(644)	56	(663)
Cash Flows from Financing Activities:					
Short term debt and overdrafts incurred	—	—	85	—	85
Short term debt and overdrafts paid	(18)	—	(168)	—	(186)
Long term debt incurred	1,359	—	667	—	2,026
Long term debt paid	(1,601)	—	(943)	—	(2,544)
Common stock issued	2	—	—	—	2
Capital contributions and loans	—	—	62	(62)	—
Intercompany dividends paid	—	(19)	(207)	226	—
Transactions with minority interests in subsidiaries	—	—	(15)	—	(15)
Debt related costs and other transactions	(22)	—	—	—	(22)
Total Cash Flows from Financing Activities	(280)	(19)	(519)	164	(654)
Effect of exchange rate changes on cash and cash equivalents	—	2	46	—	48
Net Change in Cash and Cash Equivalents	(20)	(23)	71	—	28
Cash and Cash Equivalents at Beginning of the Year	822	40	1,032	—	1,894
Cash and Cash Equivalents at End of the Year	$ 802	$ 17	$1,103	$ —	$ 1,922

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined under Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the Company's internal control over financial reporting as of December 31, 2011 using the framework specified in *Internal Control — Integrated Framework*, published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is presented in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of The Goodyear Tire & Rubber Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Goodyear Tire & Rubber Company and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Cleveland, Ohio
February 14, 2012

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
Supplementary Data
(Unaudited)

Quarterly Data and Market Price Information

(In millions, except per share amounts)	Quarter				
	First	Second	Third	Fourth	Year
2011					
Net Sales	$ 5,402	$ 5,620	$ 6,062	$ 5,683	$22,767
Gross Profit	941	1,048	1,089	868	3,946
Net Income	124	56	211	26	417
Less: Minority Shareholders' Net Income	21	9	43	1	74
Goodyear Net Income	103	47	168	25	343
Less: Preferred Stock Dividends	—	7	7	7	22
Goodyear Net Income available to Common Shareholders	$ 103	$ 40	$ 161	$ 18	$ 321
Goodyear Net Income available to Common Shareholders — Per Share of Common Stock:					
— Basic	$ 0.42	$ 0.16	$ 0.66	$ 0.07	$ 1.32
— Diluted *	$ 0.42	$ 0.16	$ 0.60	$ 0.07	$ 1.26
Weighted Average Shares Outstanding — Basic	243	244	244	244	244
— Diluted	246	247	281	247	271
Price Range of Common Stock:** High	$ 15.71	$ 18.83	$ 18.25	$ 15.47	$ 18.83
Low	11.42	14.44	9.15	8.53	8.53
Selected Balance Sheet Items at Quarter-End:					
Total Assets	$17,256	$17,642	$18,129	$17,629	
Total Debt and Capital Leases	5,284	5,304	6,083	5,201	
Goodyear Shareholders' Equity	1,327	1,475	1,499	749	
Total Shareholders' Equity	1,616	1,759	1,775	1,017	

* Due to the anti-dilutive impact of potentially dilutive securities, the quarterly earnings per share amounts do not add to the full year.

** New York Stock Exchange — Composite Transactions

All numbers presented below are after-tax and minority.

The first quarter of 2011 included net rationalization charges of $9 million and asset write-offs and accelerated depreciation charges of $9 million. The quarter also included discrete tax charges of $6 million.

The second quarter of 2011 included net rationalization charges of $41 million, which included $32 million of charges related to the closure of our Union City, Tennessee manufacturing facility in July 2011, and asset write-offs and accelerated depreciation charges of $24 million. The quarter also included net charges of $53 million related to cash premiums paid and write-offs of deferred financing fees due to the early redemption of debt, $7 million of charges to increase tax reserves as a result of negative tax court rulings in a foreign jurisdiction and $3 million of charges related to tornado damage at our manufacturing facility in Fayetteville, North Carolina. Net gains on asset sales were $10 million for this quarter.

The third quarter of 2011 included net rationalization charges of $23 million, which included $19 million of charges related to the closure of our Union City, Tennessee manufacturing facility in July 2011, and asset write-offs and accelerated depreciation charges of $12 million. The quarter also included discrete tax charges of $4 million. Net gains on asset sales were $5 million for this quarter.

The fourth quarter of 2011 included net rationalization charges of $21 million and asset write-offs and accelerated depreciation charges of $3 million. The quarter also included charges of $16 million related to flooding in Thailand and net losses of $8 million on asset sales due primarily to the sale of previously closed manufacturing facilities in North American Tire. The fourth quarter also included discrete tax benefits of $60 million primarily related to the release of a valuation allowance on our Canadian operations.

	Quarter				
(In millions, except per share amounts)	First	Second	Third	Fourth	Year
2010					
Net Sales	$ 4,270	$ 4,528	$ 4,962	$ 5,072	$18,832
Gross Profit	814	842	842	882	3,380
Net (Loss) Income	(24)	39	(13)	(166)	(164)
Less: Minority Shareholders' Net Income	23	11	7	11	52
Goodyear Net (Loss) Income	$ (47)	$ 28	$ (20)	$ (177)	$ (216)
Goodyear Net (Loss) Income Per Share:					
— Basic	$ (0.19)	$ 0.11	$ (0.08)	$ (0.73)	$ (0.89)
— Diluted	$ (0.19)	$ 0.11	$ (0.08)	$ (0.73)	$ (0.89)
Weighted Average Shares Outstanding — Basic	242	242	242	242	242
— Diluted	242	244	242	242	242
Price Range of Common Stock:* High	$ 16.39	$ 15.27	$ 12.66	$ 12.18	$ 16.39
Low	12.06	9.89	9.10	9.51	9.10
Selected Balance Sheet Items at Quarter-End:					
Total Assets	$14,702	$14,513	$15,656	$15,630	
Total Debt and Capital Leases	4,594	4,604	4,972	4,745	
Goodyear Shareholders' Equity	714	647	859	644	
Total Shareholders' Equity	974	896	1,127	921	

* New York Stock Exchange — Composite Transactions

All numbers presented below are after-tax and minority.

The first quarter of 2010 included net rationalization charges of $3 million, asset write-offs and accelerated depreciation charges of $2 million, and charges of $5 million related to our debt exchange offer. The quarter also included a loss of $99 million resulting from the January 8, 2010 devaluation of the Venezuelan bolivar fuerte against the U.S. dollar. The quarter included net gains on asset sales of $8 million related primarily to the sale of land in Thailand, gains from supplier settlements of $8 million, and net benefits of $5 million due to various discrete tax items.

The second quarter of 2010 included net rationalization charges of $3 million and asset write-offs and accelerated depreciation charges of $5 million. The quarter also included a $3 million loss due to an adjustment for importation cost. The quarter included net gains on asset sales of $8 million related primarily to the recognition of a deferred gain from the sale of a warehouse in Guatemala in 2008.

The third quarter of 2010 included net rationalization charges of $7 million and asset write-offs and accelerated depreciation charges of $3 million. The quarter also included net charges of $56 million related to cash premiums paid and write-offs of deferred financing fees due to the early redemption of debt, charges of

$4 million related to a supplier disruption, and charges of $3 million related to a strike in South Africa. The quarter included non-cash tax benefits related to employee benefit plans of $13 million, a net gain of $8 million related to an insurance recovery, and net gains on asset sales of $2 million.

The fourth quarter of 2010 included net rationalization charges of $212 million and asset write-offs and accelerated depreciation charges of $1 million, primarily related to the closure of our Union City, Tennessee manufacturing facility, the consolidation of our warehouses in North American Tire and an increase in costs related to the discontinuation of consumer tire production at one of our facilities in Amiens, France. The quarter also included a net foreign currency exchange loss of $20 million resulting from the January 1, 2011 elimination of the official exchange rate for essential goods in Venezuela, an $18 million charge related to a claim regarding the use of value-added tax credits in prior years and a non-cash tax charge of $8 million related to employee benefit plans. The quarter included $30 million of net tax benefits primarily related to a $15 million benefit for enacted tax law changes and $15 million of tax benefits related to the settlement of tax audits and the expiration of statutes of limitations in multiple tax jurisdictions, and net gains of $31 million on asset sales due primarily to the sale of a closed manufacturing facility in Asia Pacific Tire.

SELECTED FINANCIAL DATA.

(In millions, except per share amounts)	Year Ended December 31,(1) 2011(2)	2010(3)	2009(4)	2008(5)	2007(6)
Net Sales	$22,767	$18,832	$16,301	$19,488	$19,644
Income (Loss) from Continuing Operations	$ 417	$ (164)	$ (364)	$ (23)	$ 190
Discontinued Operations	—	—	—	—	463
Net Income (Loss)	417	(164)	(364)	(23)	653
Less: Minority Shareholders' Net Income	74	52	11	54	70
Goodyear Net Income (Loss)	$ 343	$ (216)	$ (375)	$ (77)	$ 583
Less: Preferred Stock Dividends	22	—	—	—	—
Goodyear Net Income (Loss) available to Common Shareholders	$ 321	$ (216)	$ (375)	$ (77)	$ 583
Goodyear Net Income (Loss) available to Common Shareholders — Per Basic Share of Common Stock:					
Income (Loss) from Continuing Operations	$ 1.32	$ (0.89)	$ (1.55)	$ (0.32)	$ 0.60
Discontinued Operations	—	—	—	—	2.30
Basic	$ 1.32	$ (0.89)	$ (1.55)	$ (0.32)	$ 2.90
Goodyear Net Income (Loss) available to Common Shareholders — Per Diluted Share of Common Stock:					
Income (Loss) from Continuing Operations	$ 1.26	$ (0.89)	$ (1.55)	$ (0.32)	$ 0.59
Discontinued Operations	—	—	—	—	2.25
Diluted	$ 1.26	$ (0.89)	$ (1.55)	$ (0.32)	$ 2.84
Total Assets	$17,629	$15,630	$14,410	$15,226	$17,191
Long Term Debt and Capital Leases Due Within One Year	156	188	114	582	171
Long Term Debt and Capital Leases	4,789	4,319	4,182	4,132	4,329
Goodyear Shareholders' Equity	749	644	735	1,022	2,850
Total Shareholders' Equity	1,017	921	986	1,253	3,150
Dividends Per Common Share	—	—	—	—	—

(1) Refer to "Basis of Presentation" and "Principles of Consolidation" in the Note to the Consolidated Financial Statements No. 1, Accounting Policies.

(2) Goodyear net income in 2011 included net after-tax charges of $217 million, or $0.80 per share — diluted, due to rationalization charges, including accelerated depreciation and asset write-offs; charges related to the early redemption of debt; charges related to a flood in Thailand; and charges related to a tornado in the United States. Goodyear net income in 2011 also included after-tax benefits of $51 million, or $0.19 per share — diluted, from the benefit of certain tax adjustments and gains on asset sales.

(3) Goodyear net loss in 2010 included net after-tax charges of $445 million, or $1.84 per share — diluted, due to rationalization charges, including accelerated depreciation and asset write-offs; the devaluation of the Venezuelan bolivar fuerte against the U.S. dollar; charges related to the early redemption of debt and a debt exchange offer; charges related to the disposal of a building in the Philippines; a one-time importation cost adjustment; supplier disruption costs; a charge related to a claim regarding the use of value-added tax credits in prior periods; and charges related to a strike in South Africa. Goodyear net loss in 2010 also included after-tax benefits of $104 million, or $0.43 per share — diluted, from gains on asset sales; favorable settlements with suppliers; an insurance recovery; and the benefit of certain tax adjustments.

(4) Goodyear net loss in 2009 included net after-tax charges of $277 million, or $1.16 per share — diluted, due to rationalization charges, including accelerated depreciation and asset write-offs; asset sales; the liquidation of our subsidiary in Guatemala; a legal reserve for a closed facility; and our USW labor contract. Goodyear net loss in 2009 also included after-tax benefits of $156 million, or $0.65 per share — diluted, due to non-cash tax benefits related to losses from our U.S. operations; benefits primarily resulting from certain income tax items including the release of the valuation allowance on our Australian operations and the settlement of our 1997 through 2003 Competent Authority claim between the United States and Canada; and the recognition of insurance proceeds related to the settlement of a claim as a result of a fire at our manufacturing facility in Thailand.

(5) Goodyear net loss in 2008 included net after-tax charges of $311 million, or $1.29 per share — diluted, due to rationalization charges, including accelerated depreciation and asset write-offs; costs related to the redemption of long-term debt; write-offs of deferred debt issuance costs associated with refinancing and redemption activities; general and product liability — discontinued products; VEBA-related charges; charges related to Hurricanes Ike and Gustav; losses from the liquidation of our subsidiary in Jamaica; charges related to the exit of our Moroccan business; and the valuation allowance on our investment in The Reserve Primary Fund. Goodyear net loss in 2008 also included after-tax benefits of $68 million, or $0.28 per share — diluted, from asset sales; settlements with suppliers; and the benefit of certain tax adjustments.

(6) Goodyear net income in 2007 included a net after-tax gain of $508 million, or $2.48 per share — diluted, related to the sale of our Engineered Products business. Goodyear net income in 2007 also included net after-tax charges of $332 million, or $1.62 per share — diluted, due to curtailment and settlement charges related to our pension plans; asset sales, including the assets of North American Tire's tire and wheel assembly operation; costs related to the redemption and conversion of long term debt; write-offs of deferred debt issuance costs associated with refinancing, redemption and conversion activities; rationalization charges, including accelerated depreciation and asset write-offs; and the impact of the USW strike. Of these amounts, discontinued operations in 2007 included net after-tax charges of $90 million, or $0.44 per share — diluted, due to curtailment and settlement charges related to pension plans; rationalization charges; and costs associated with the USW strike.

GENERAL INFORMATION REGARDING OUR SEGMENTS

Our principal business is the development, manufacture, distribution and sale of tires and related products and services worldwide. We manufacture and market numerous lines of rubber tires for:

- automobiles
- trucks
- buses
- aircraft
- motorcycles
- farm implements
- earthmoving and mining equipment
- industrial equipment, and
- various other applications.

In each case, our tires are offered for sale to vehicle manufacturers for mounting as original equipment ("OE") and for replacement worldwide. We manufacture and sell tires under the Goodyear, Dunlop, Kelly, Debica, Sava and Fulda brands and various other Goodyear owned "house" brands, and the private-label brands of certain customers. In certain geographic areas we also:

- retread truck, aviation and off-the-road, or OTR, tires,
- manufacture and sell tread rubber and other tire retreading materials,
- provide automotive repair services and miscellaneous other products and services, and
- manufacture and sell flaps for truck tires and other types of tires.

Our principal products are new tires for most applications. Approximately 83% of our sales in 2011 were for new tires, compared to 84% and 83% in 2010 and 2009, respectively. Sales of chemical products and natural rubber to unaffiliated customers were 7% in 2011, 6% in 2010 and 4% in 2009 of our consolidated sales (17%, 14% and 9% of North American Tire's total sales in 2011, 2010 and 2009, respectively). The percentages of each segment's sales attributable to new tires during the periods indicated were:

	Year Ended December 31,		
Sales of New Tires By	2011	2010	2009
North American Tire	72%	74%	77%
Europe, Middle East and Africa Tire	95	93	88
Latin American Tire	89	93	93
Asia Pacific Tire	84	84	83

Each segment exports tires to other segments. The financial results of each segment exclude sales of tires exported to other segments, but include operating income derived from such transactions.

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder returns of Goodyear Common Stock, the Standard & Poor's 500 Composite Stock Index (the "S&P 500") and the Dow Jones US Auto Parts Index (the "Dow Auto Parts") at each December 31 during the period beginning December 31, 2006 and ending December 31, 2011. The graph assumes the investment of $100 on December 31, 2006 in Goodyear Common Stock, in the S&P 500 and in the Dow Auto Parts. Total shareholder return was calculated on the basis that in each case all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among The Goodyear Tire & Rubber Company, The S&P 500 Index
And The Dow Jones US Auto Parts Index


DOLLARS
160
140
120
100
80
60
40
20
0
12/06
12/07
12/08
12/09
12/10
12/11
Goodyear Tire & Rubber Company
S&P 500
Dow Jones US Auto Parts

* $100 invested on 12/31/06 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

James C. Boland, 72
Former Vice Chairman
Cavaliers Operating Company, LLC
Elected 2002 1, 5

William J. Conaty, 66
Retired Senior Vice President,
Human Resources
General Electric Company
Elected 2011 2, 5

James A. Firestone, 57
Corporate Executive Vice President &
President, Corporate Operations
Xerox Corporation
Elected 2007 1, 4

Werner Geissler, 58
Vice Chairman, Global Operations
The Procter & Gamble Company
Elected 2011 1, 3

Peter S. Hellman, 62
Retired President
Nordson Corporation
Elected 2010 1, 4

Richard J. Kramer, 48
Chairman of the Board,
Chief Executive Officer & President
The Goodyear Tire & Rubber Company
Elected 2010

W. Alan McCollough, 62
Retired Chairman &
Chief Executive Officer
Circuit City Stores, Inc.
Elected 2007 2, 5

Rodney O'Neal, 58
Chief Executive Officer & President
Delphi Automotive PLC
Elected 2004 2, 4

Shirley D. Peterson, 70
Retired Partner
Law firm of Steptoe & Johnson LLP
Elected 2004 3, 5

Stephanie A. Streeter, 54
Chief Executive Officer
Libbey Inc.
Elected 2008 2, 5

G. Craig Sullivan, 71
Retired Chairman &
Chief Executive Officer
The Clorox Company
Elected 2006 2, 4

Thomas H. Weidemeyer, 64
Retired Senior Vice President & Chief
Operating Officer
United Parcel Service,
and President, UPS Airlines
Elected 2004 2, 4

Michael R. Wessel, 52
President
The Wessel Group Inc.
Elected 2005 3

1 Audit Committee
2 Compensation Committee
3 Committee on Corporate Responsibility and Compliance
4 Finance Committee
5 Governance Committee

CORPORATE OFFICERS

Richard J. Kramer, 48*
Chairman of the Board,
Chief Executive Officer & President
12 years of service, officer since 2000

Darren R. Wells, 46
Executive Vice President &
Chief Financial Officer
Nine years of service, officer since 2002

David L. Bialosky, 54
Senior Vice President,
General Counsel & Secretary
Two years of service, officer since 2009

Jean-Claude Kihn, 52
Senior Vice President &
Chief Technical Officer
23 years of service, officer since 2008

Joseph B. Ruocco, 52
Senior Vice President, Human Resources
Three years of service, officer since 2008

Gregory L. Smith, 48
Senior Vice President, Global Operations
Four months of service, officer since 2011

Bertram Bell, 60
Assistant Secretary &
Associate General Counsel
29 years of service, officer since 2000

Scott A. Honnold, 47
Vice President & Treasurer
Four years of service, officer since 2010

Isabel H. Jasinowski, 63
Vice President, Government Relations
30 years of service, officer since 2001

Anthony E. Miller, 61
Assistant Secretary &
Associate General Counsel
26 years of service, officer since 2000

Richard J. Noechel, 43
Vice President & Controller
Seven years of service, officer since 2008

Mark W. Purtilar, 51
Vice President & Chief Procurement Officer
Four years of service, officer since 2007

BUSINESS UNIT OFFICERS

Arthur de Bok, 49
President, Europe, Middle East &
Africa Business
10 years of service, officer since 2005

Stephen R. McClellan, 46
President, North American Tire
24 years of service, officer since 2008

Daniel L. Smytka, 49
President, Asia Pacific Region
Three years of service, officer since 2010

Jaime C. Szulc, 49
President, Latin America Region
One year of service, officer since 2010

Damon J. Audia, 41
Senior Vice President, Finance,
Asia Pacific Region
Seven years of service, officer since 2005

Michel Rzonzef, 48
Vice President, Commercial Sales &
Marketing Product Business Unit,
Europe, Middle East & Africa Business
23 years of service, officer since 2008

Laura K. Thompson, 47
Vice President, Finance,
North American Tire
28 years of service, officer since 2008

* *Also a director*

FACILITIES

NORTH AMERICA

United States
Akron, Ohio
World headquarters, North American Tire headquarters, innovation center, racing tires, chemicals, tire proving grounds, global purchasing, airship operations, research and development facilities
Bayport, Texas *Chemicals*
Beaumont, Texas *Synthetic rubber*
Carson, California *Airship operations*
Danville, Virginia *Tires*
Fayetteville, North Carolina *Tires*
Gadsden, Alabama Tires
Houston, Texas *Synthetic rubber*
Huntsville, Alabama *Tire proving grounds*
Kingman, Arizona *Aircraft tire retreading*
Lawton, Oklahoma *Tires*
Niagara Falls, New York *Chemicals*
Pompano Beach, Florida *Airship operations*
San Angelo, Texas *Tire proving grounds*
Social Circle, Georgia *Tread rubber*
Statesville, North Carolina *Tire molds*
Stockbridge, Georgia *Aircraft tire retreading*
Tonawanda, New York *Tires, Goodyear Dunlop Tires North America headquarters*
Topeka, Kansas *Tires*

Canada
Medicine Hat, Alberta *Tires*
Napanee, Ontario *Tires*
Valleyfield, Quebec *Mixing center*

EUROPE

Belgium
Brussels *Goodyear Dunlop Tires Europe headquarters; Europe, Middle East & Africa Tire headquarters*

France
Amiens *Tires*
Mireval *Tire proving grounds*
Montlucon *Tires*
Riom *Retreading*

Germany
Furstenwalde *Tires*
Fulda *Tires*
Hanau *Tires*
Philippsburg *Tires*
Riesa *Tires*
Wittlich *Tires, tire proving grounds, retreading*

Luxembourg
Colmar-Berg *Tires, innovation center, regional calendaring center, tire proving grounds, tire molds*

Netherlands
Tilburg *Aircraft tire retreading*

Poland
Debica *Tires*

Slovenia
Kranj *Tires*

United Kingdom
Birmingham *Tires*
Wolverhampton *Mixing center, retreading*

LATIN AMERICA

Brazil
Americana *Tires, tire proving grounds*
Santa Barbara *Retread materials*
Sao Paulo *Latin American Tire headquarters, aircraft tire retreading*

Chile
Santiago *Tires*

Colombia
Cali *Tires*

Peru
Lima *Tires*

Venezuela
Valencia *Tires*

MIDDLE EAST & AFRICA

South Africa
Uitenhage *Tires*

Turkey
Adapazari *Tires*
Izmit *Tires*

United Arab Emirates
Dubai *Regional tire sales and distribution*

ASIA

China
Dalian *Tires*
Pulandian *Tires*
Shanghai *Asia Pacific Tire headquarters*

India
Aurangabad *Tires*
Ballabgarh *Tires*

Indonesia
Bogor *Tires*

Japan
Tatsuno *Tires*

Malaysia
Kuala Lumpur *Tires*

Singapore
Singapore *Natural rubber purchasing*

Thailand
Bangkok *Tires, aircraft tire retreading*

SHAREHOLDER INFORMATION

CORPORATE OFFICES

The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
(330) 796-2121
www.goodyear.com

GOODYEAR COMMON STOCK

The principal market for Goodyear common stock is the New York Stock Exchange (symbol GT).

On February 22, 2012, there were 19,580 shareholders of record of Goodyear common stock. The closing price of Goodyear common stock on the NYSE composite transactions tape on February 22, 2012, was $13.15. Under Goodyear's primary credit facilities, we are permitted to pay dividends on Goodyear common stock as long as no default will have occurred and be continuing, additional indebtedness can be incurred under the credit facilities following the payment, and certain financial tests are satisfied. So long as any of Goodyear's mandatory convertible preferred stock is outstanding, no dividend, except a dividend payable in shares of Goodyear common stock, or other shares ranking junior to the mandatory convertible preferred stock, may be paid or declared or any distribution be made on shares of Goodyear common stock unless all accrued and unpaid dividends on the then outstanding mandatory convertible preferred stock payable on all dividend payment dates occurring on or prior to the date of such action have been declared and paid or sufficient funds have been set aside for that payment. Goodyear has not declared any cash dividends on its common stock in the three most recent fiscal years.

ANNUAL MEETING

9 a.m., Tuesday, April 17, 2012, at the Corporate Offices.
Please direct meeting inquiries to:
Office of the Secretary, Dept. 822
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001

SHAREHOLDER INQUIRIES

Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(800) 317-4445
www.computershare.com

Inquiries concerning the issuance or transfer of stock certificates or share account information should be directed to Computershare. Provide Social Security number, account number and Goodyear's ID, GTR.

Hearing-impaired shareholders can communicate directly with Computershare via a TDD by calling (800) 952-9245. Other shareholder inquiries should be directed to:

Investor Relations, Dept. 635
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
(330) 796-3751
E-mail: goodyear.investor.relations@goodyear.com

FORM 10-K AND OTHER REPORTS

Paper copies of Goodyear's Annual Report on Form 10-K are available upon request. Quarterly reports on Form 10-Q are also available on request. Copies of any of the above or Goodyear's Proxy Statement may be obtained without charge by writing:
Investor Relations, Dept. 635
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
or by calling our Financial Report Distribution Center at (330) 796-3751
Copies of these reports may also be obtained from the company's Web site http://www.goodyear.com/investor.

Goodyear has included as Exhibits 31.1, 31.2 and 32.1 to its Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission, certificates of Goodyear's Chief Executive Officer and Chief Financial Officer with respect to the Form 10-K. We have also filed with the New York Stock Exchange the most recent annual CEO certification as required by Section 303A.12(a) of the NYSE Listed Company Manual.

CD RECORDING

A CD recording of the 2011 Annual Report is available for visually impaired shareholders by contacting Goodyear Investor Relations at (330) 796-3751.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
200 Public Square, 18th Floor
Cleveland, Ohio 44114-2301

CORPORATE RESPONSIBILITY REPORT

A report pertaining to Goodyear's corporate responsibility initiatives may be obtained by contacting Goodyear Global Environmental Engineering at (330) 796-7377.

GOODYEAR

www.goodyear.com